ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services Group

Half Year Report 2005

Financial Highlights

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2005 and 2004 and the financial position as of June 30, 2005 and December 31, 2004, respectively. The 2004 amounts have been restated for the implementation of new and revised accounting standards. Certain prior-year amounts have also been reclassified to conform to the 2005 presentation. Interim results are not necessarily indicative of full-year results.

Consolidated operating statements
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**25,954**	26,356	(2%)
Net investment result[1]	**9,479**	6,058	56%
Business operating profit	**2,305**	1,978	17%
Net income attributable to shareholders	**1,799**	1,484	21%

Consolidated balance sheets
in USD millions, as of

	06/30/05	12/31/04	Change
Total investments	**273,799**	282,155	(3%)
Reserves for insurance contracts	**219,807**	227,087	(3%)
Reserves for insurance contracts and liabilities related to investment contracts	**257,220**	267,133	(4%)
Senior and subordinated debt	**5,993**	5,871	2%
Shareholders' equity	**21,934**	20,670	6%

General Insurance key performance indicators
for the six months ended June 30

	2005	2004	Change
Business operating profit (in USD millions)	**1,384**	1,260	10%
Combined ratio	**96.9%**	96.6%	(0.3 pts)

Life Insurance key performance indicators
for the six months ended June 30

	2005	2004	Change
Business operating profit (in USD millions)	**536**	440	22%
New business profit margin (as % of APE)	**10.9%**	9.7%	1.2 pts

Return on common stockholders' equity (ROE)[2]
returns for the periods ended

	06/30/05	06/30/04	12/31/04
Return on common stockholders' equity (ROE)	**18.4%**	18.5%	13.4%
Business operating profit (after tax) return on common stockholders' equity	**16.5%**	16.7%	12.5%

Per share data
for the six months ended June 30

	2005	2004	Change
Diluted earnings per share (in CHF)	**14.77**	12.84	15%

[1] Net investment result includes net investment income and net capital gains on investments and impairments.
[2] Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

Key Performance Indicators

Net income before income taxes
in USD millions, for the six months ended June 30



2005
2004
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
3,043
2,301
1,468
1,280
1,021
570
609
567
228
32
(283)
(148)
Total
General Insurance
Life Insurance
Farmers Mgmt Services
Other Businesses
Corporate Functions

Business operating profit
in USD millions, for the six months ended June 30



2005
2004
3,000
2,500
2,000
1,500
1,000
500
0
(500)
2,305
1,978
1,384
1,260
536
440
609
556
158
35
(382)
(313)
Total
General Insurance
Life Insurance
Farmers Mgmt Services
Other Businesses
Corporate Functions

General Insurance combined ratio
in %, for the six months ended June 30



2005
2004
120%
115%
110%
105%
100%
95%
90%
85%
80%
96.9
96.6
96.6
90.1
97.6
100.0
94.7
97.4
95.5
93.9
Total[1]
Global Corporate
North America Commercial
Europe General Insurance
International Businesses

[1] Including Centrally Managed Businesses.

Life Insurance embedded value operating return, after tax – annualized[1]
in %, for the six months ended June 30



2005
2004
25%
20%
15%
10%
5%
0%
10.4
10.2
14.3
10.9
5.5
8.9
13.6
16.0
21.3
3.5
15.4
14.2
12.0
9.4
Total
United States
United Kingdom
Germany
Switzerland
Rest of Europe
International Businesses

[1] Before currency translation effects.



"We are pleased to see that the quality of our results has improved with all core businesses and Group investments contributing to the bottom line. Key drivers of our strong performance were customer focus, operational excellence, and talent development.

The Zurich Way is our response to the ongoing challenges of competitive markets. It is our approach to improve the activities essential for the success of our business."

James J. Schiro, Chief Executive Officer
Zurich Financial Services Group

Letter to Shareholders


Manfred Gentz
Chairman of the
Board of Directors


James J. Schiro
Chief Executive Officer

Dear Shareholders

We are pleased to report a strong half year with record operating performance based on robust underwriting, disciplined expense management, and our strong capital position. The quality of our result has improved with all core businesses contributing to the bottom line. Business operating profit increased 17% and exceeded the USD 2.3 billion mark for the first time, while net income attributable to shareholders grew 21% to USD 1.8 billion, generating an annualized return on common stockholders' equity of 18.4%.

These results reflect our ability to deliver on our customer-focused strategy. We are aiming to achieve profitable growth by concentrating on four General Insurance target market segments, and by introducing new products and redesigning the business model in Life Insurance. We are improving operating efficiency, and we have developed a coordinated approach to analyzing and managing the risks and opportunities in the insurance business.

In General Insurance, all businesses achieved an underwriting profit, while we maintained our more conservative stance on reserving. The changes implemented in Life Insurance continue to drive the recovery in this segment. This is underscored by the new business profit margin, which improved 1.2 percentage points to 10.9%. On June 1, Openwork was successfully launched in the United Kingdom. It is the largest multi-tied network, and sales levels of life insurance products are already very encouraging.

Farmers Management Services continued to deliver record performance as a result of nearly 3% premium growth in the Farmers Exchanges, which we manage but do not own. We are also pleased to see the Exchanges well on their way toward meeting their surplus growth target. A strong capital base is vital for continued profitable growth at the Exchanges and their expansion in new markets, as well as sustained growth in management fees.

Our strategy is to focus on superior customer service and operational excellence in order to generate attractive shareholder returns. The Zurich Way is our approach to continuously improve activities essential for the success of our business as we strive to strengthen our platform for profitable growth. At the core is the transfer of best practices not only in underwriting, claims management and reserving, but also in finance and talent management. The changes we introduced with the initiatives of The Zurich Way aim to ensure that our customers receive the

same high level of attention and service, wherever they are and whatever their needs may be, and that our employees act according to the principles and values of our unique culture.

A number of initiatives are already generating tangible results. Across Europe, we are rolling out a sales excellence initiative in Life Insurance. Based on standardized sales cycles and a toolbox to measure productivity, the Swiss pilot had highly encouraging and sustained results. Similarly, through the increased use of internal assessors as well as the automation of processes and tighter controls, we were able to significantly reduce average costs of assessments in motor claims in Germany, a saving that will ultimately benefit our customers.

In short, The Zurich Way is getting us even more customer-focused and helping us to deliver better service. The profitability of our personal lines business has benefited from our improved underwriting skills, more sophisticated customer segmentation capabilities and faster claims processing. In the Global Corporate business, the breadth of our product offering and increased attention to service quality has contributed to the current high customer retention. The initiatives of The Zurich Way are expected to generate operating improvements in the General Insurance and Life Insurance segments of USD 500 million in 2005. They are well on track to being achieved. More importantly, these initiatives are not only increasing our bottom line, their combined impact is designed to ensure that the operational improvements will be sustained over time.

In line with our disciplined approach to underwriting, we continue to write new business at attractive margins. Our tools enable us to better assess risks and the prospective profitability of our activities. We will not shy away from making tough choices to preserve the quality of our earnings. Our commitment to pricing discipline is reflected in the top line movements of the first six months. We have reduced exposure where margins are under pressure while retaining good business or even expanding our presence in more attractive markets. Our goal is to deliver a consistent operating performance, and our record shows that we have the operational discipline and financial strength to do so.

Our dedicated employees are the best guarantee for progress going forward. We thank them for their effort and our thanks go also to our shareholders and customers for their loyalty and support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Amounts for 2004 have been restated for the implementation of several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005. Details are set out in the section "Basis of Presentation". Amounts for 2004 have also been restated to conform to the current presentation of our segments.

Group Highlights

Zurich Financial Services Group (the Group) recorded net income attributable to shareholders of USD 1,799 million in the first six months of 2005, an increase of 21% over the same period in 2004, generating an annualized return on common stockholders' equity (ROE) of 18.4%. Business operating profit improved by 17% to USD 2,305 million. This was achieved in increasingly competitive markets resulting in essentially flat premiums, and demonstrates the improvements we have made to our core processes and underwriting discipline.

General Insurance continued to deliver strong underwriting results in 2005 benefiting from its diversification. This performance was particularly evident in Europe General Insurance and North America Commercial. Life Insurance showed positive development and improved underlying performance in substantially all operations. Farmers Management Services continued to deliver growth in fee income and increased business operating profit benefiting from the further growth in gross earned premiums in the Farmers Exchanges, which we manage but do not own. Other Businesses contributed strong results following the management actions taken in 2004 and 2003 to reduce our exposure to the risks in certain of these operations.

Diluted earnings per share for the first six months of 2005 rose 15% to CHF 14.77 compared with CHF 12.84 for the same period in 2004. ROE of 18.4% (annualized) increased by 5.0 percentage points over the full-year return for 2004. Our after-tax business operating profit return on common stockholders' equity was 16.5% (annualized), an increase of 4.0 percentage points compared with the return for the full year 2004.

Performance highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**25,954**	26,356	(2%)
Net investment result[1]	**9,479**	6,058	56%
Net investment result net of policyholder dividends and participation in profits	***4,245***	*3,658*	*16%*
Business operating profit	**2,305**	1,978	17%
Net income before shareholders' taxes	**2,646**	2,268	17%
Net income attributable to shareholders	**1,799**	1,484	21%
General Insurance combined ratio	**96.9%**	96.6%	(0.3 pts)
Life Insurance new business profit margin (as % of APE)	**10.9%**	9.7%	1.2 pts
Diluted earnings per share (in CHF)	**14.77**	12.84	15%
returns for the period ended[2]	**06/30/05**	06/30/04	12/31/04
Return on common stockholders' equity (ROE)[2]	**18.4%**	18.5%	13.4%
Business operating profit (after tax) return on common stockholders' equity[2]	**16.5%**	16.7%	12.5%

[1] Net investment result includes net investment income and net capital gains on investments and impairments.
[2] Returns for the periods ended June 30, 2005 and 2004 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2004 are for the year ended December 31, 2004. Performance measures for 2004 periods are based on financial information as restated. ROE is based on net income attributable to common stockholders.

Interim results are not necessarily indicative of full-year results.

Performance Overview

Gross written premiums and policy fees

Gross written premiums and policy fees of USD 26.0 billion in the first half of 2005 declined by 2%, while in local currency there was a decrease of 4%. In General Insurance, premiums rose 1% but, after adjusting for currency translation effects and divestments of businesses, premiums decreased by 1%. This reflects that volumes have decreased in certain competitive lines of businesses, as we have chosen not to write business that does not meet our technical price targets. On a similar basis, net earned premiums increased by 4%, which was due to the effect of higher premium retention reflecting the reduction in our reinsurance programs as our balance sheet has strengthened. Gross written premiums and policy fees in Life Insurance remained level in US dollars and increased by 3% after adjusting for the effects of the redesign of the group pension business model in Switzerland in 2004, the sale of certain life operations and currency translation effects. Gross written premiums in Other Businesses declined by 24% mainly resulting from a net reduction of assumed reinsurance in Farmers Re.

Business operating profit

Business operating profit increased by USD 327 million, or 17%, in the first six months of 2005 to USD 2.3 billion. The business performance was driven by all our business segments.

- **General Insurance** remains an attractive and profitable business recording an increase in business operating profit from USD 1,260 million to USD 1,384 million in the first six months of 2004 and 2005, respectively. The strong underwriting performance in Europe General Insurance and North America Commercial was partially offset by Global Corporate and Centrally Managed Businesses.
- **Life Insurance** business operating profit increased by USD 96 million to USD 536 million. The improved performance reflects the successful distribution of profitable products, increased investment income as well as reduced operating expenses, particularly in continental Europe.
- **Farmers Management Services** increased business operating profit by USD 53 million, or 10%, to USD 609 million mainly due to the growth in management fees driven by the premium growth of the Farmers Exchanges, which we manage but do not own.
- **Other Businesses** recorded business operating profit of USD 158 million, an improvement of USD 123 million compared to USD 35 million in the first half of 2004. Most operations contributed to this positive result following the management actions taken in 2004 and 2003 to reduce our exposure to the risks in certain of these operations.
- **Corporate Functions**, which support the Group through funding and governance oversight, improved its investment performance and other revenues but experienced unfavorable foreign currency development. As a result, business operating loss increased by USD 69 million to USD 382 million in the first half of 2005.
- **Net investment income on Group investments** was USD 4.0 billion, an increase of 10% over the same period in 2004, contributing to the business operating profit of each segment. This net investment income excludes income earned for unit-linked products of USD 1.0 billion for which the investments are managed on behalf of and at risk of policyholders.
- **Business operating profit (after tax) return on common stockholders' equity** improved by 4.0 percentage points to 16.5% (annualized) in the first six months of 2005, compared with 12.5% for the full year 2004.

Net income attributable to shareholders

Net income attributable to shareholders increased by USD 315 million, or 21%, to USD 1.8 billion in the first six months of 2005 compared with USD 1.5 billion in the same period of 2004. In addition to the factors mentioned above for business operating profit, net income attributable to shareholders was influenced by the following:

- **Net capital gains on investments and impairments for Group investments** increased by USD 747 million to USD 1.0 billion. These gains, which are substantially distributed to life policyholders, primarily resulted from the continued strong performance of both bond and equity markets.
- The **effective tax rate on net income attributable to shareholders** was 29.9% compared with 32.2% for the first six months of 2005 and 2004, respectively. The Group's overall **effective income tax rate** includes the impact of income tax expenses attributable to policyholders in certain jurisdictions, and increased by 5.8 percentage points to 39.0% for the first six months of 2005.

ROE

Our **return on common stockholders' equity (ROE)** improved by 5.0 percentage points to 18.4% (annualized) for the first six months of 2005 compared with a return of 13.4% for the full year 2004.

Diluted EPS

Diluted earnings per share, reflecting the increase in net income attributable to common stockholders, improved by 15% to CHF 14.77 in the first six months of 2005 compared with CHF 12.84 in the same period in 2004.

Balance sheet highlights

Balance sheet highlights
in USD millions, as of

	06/30/05	12/31/04	Change
Group investments	**188,533**	196,457	(4%)
Investments for unit-linked products	**85,266**	85,698	(1%)
Total investments	**273,799**	282,155	(3%)
Gross reserves for insurance contracts, excluding unit-linked products	**167,147**	176,239	(5%)
Gross reserves for unit-linked insurance products	**52,660**	50,848	4%
Total gross reserves for insurance contracts	**219,807**	227,087	(3%)
Liabilities for investment contracts (primarily unit-linked)	**37,413**	40,046	(7%)
Total financial debt and equity	**28,714**	27,381	5%

Following the announcement of the divestment of Universal Underwriters Group (UUG), assets and liabilities relating to that business have been segregated as assets and liabilities held for sale in the consolidated balance sheet.

- **Total investments** decreased by USD 8.4 billion, or 3%, during the first six months of 2005, mainly due to foreign currency translation effects of USD 19.0 billion and the impact from UUG of USD 1.2 billion. These decreases were partially offset by net new investments from positive operating and financing cash flows and increases in fair market values.
- Since the year end 2004, **gross reserves for insurance contracts excluding unit-linked products** decreased by USD 9.1 billion driven by foreign currency translation effects (USD 12.3 billion) and the effect of UUG (USD 2.6 billion), partially offset by increased unearned premium reserves in General Insurance reflecting the seasonality of renewals in the first six months of 2005.
- **Total financial debt and equity** increased by USD 1.3 billion to USD 28.7 billion. The increase in shareholders' equity mainly resulted from our profit in the first six months of 2005 and increased net unrealized gains on investments not recognized in the operating statement. These positive impacts were partially offset by unfavorable currency translation effects and the nominal value reduction of common stock distributed to shareholders. Furthermore, financial debt increased by a new bond issue of EUR 500 million in June 2005 under the Group's Euro Medium Term Note (EMTN) Programme.

Measuring Business Performance

Business operating profit

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying performance of each business.

Business operating profit reflects adjustments to net income before shareholders' taxes for net capital gains on investments and impairments (excluding capital markets and banking activities included in Other Businesses and certain securities held for specific economic hedging purposes), policyholders' share of net capital gains on investments for the life business, and significant items arising from special circumstances including gains and losses on divestments of businesses. Business operating profit is not a substitute for net income as determined in accordance with IFRS.

Reconciliation of net income before shareholders' taxes to business operating profit

in USD millions, for the six months ended June 30	**2005**	2004
Net income before shareholders' taxes	**2,646**	2,268
Adjusted for:		
Net capital gains on investments and impairments, excluding capital markets and banking activities and certain securities held for specific economic hedging purposes	**(4,270)**	(1,578)
Policyholder allocation of net capital gains on investments, including unit-linked products	**3,952**	1,338
Net income attributable to minority interests	**(56)**	(54)
Net loss on divestments of businesses	**13**	14
Restructuring provisions and other	**20**	(10)
Business operating profit	**2,305**	1,978

Key Performance Indicators

ROE

Our stated goal in the medium term is to achieve a blended return on equity of 12% on an after-tax business operating profit basis. A higher return on equity in one segment can compensate for lower returns in others, allowing the Group to meet the stated 12% overall target rate. Returns on equity generated by General Insurance, Life Insurance and Farmers Management Services also compensate for certain headquarters expenses, financing costs and any net operating losses from other operations.

Our return on common stockholders' equity (ROE) for the half year 2005 was 18.4% (annualized), and our after-tax business operating profit return on common stockholders' equity amounted to 16.5% (annualized).

General Insurance

We consider the combined ratio and business operating profit to be the key performance indicators for our General Insurance operations.

General Insurance – combined ratio
in %, for the six months ended June 30



2005
2004
110%
105%
100%
95%
90%
85%
80%
96.9
96.6
96.6
90.1
97.6
100.0
94.7
97.4
95.5
93.9
nm
84.5
Total
Global Corporate
North America Commercial
Europe General Insurance
International Businesses
Centrally Managed Businesses

General Insurance – business operating profit
in USD millions, for the six months ended June 30



2005
2004
1,600
1,400
1,200
1,000
800
600
400
200
0
(200)
1,384
1,260
248
353
424
240
714
509
116
112
(118)
46
Total
Global Corporate
North America Commercial
Europe General Insurance
International Businesses
Centrally Managed Businesses

Overall, the combined ratio increased by 0.3 percentage points to 96.9% over the first half of 2004 reflecting net underwriting profits of USD 437 million for the first half of 2005, compared with USD 445 million in the first half of 2004. The **combined ratio** was positively impacted by our strong underwriting performance in Europe General Insurance and North America Commercial, which was offset by large claims in Global Corporate as well as an underwriting loss of USD 135 million in Centrally Managed Businesses arising from a few specific claims in the first six months of 2005.

Business operating profit was affected by these same factors but increased by USD 124 million to USD 1.4 billion in 2005 reflecting higher investment income. Our customer segments North America Commercial and Europe General Insurance recorded increases in business operating profit of 77% and 40%, respectively.

Life Insurance

We consider new business profit margin, embedded value operating return after tax, and business operating profit to be the key performance indicators for our Life Insurance operations.

Life Insurance – new business profit margin, after tax (as % of APE)
in %, for the six months ended June 30



2005
2004
70%
60%
50%
40%
30%
20%
10%
0%
10.9
9.7
48.5
56.9
4.2
6.7
15.7
8.5
12.1
8.5
12.6
12.2
6.7
(1.0)
Total
United States
United Kingdom
Germany
Switzerland
Rest of Europe
International Businesses

Life Insurance – embedded value operating return, after tax – annualized[1]
in %, for the six months ended June 30



2005
2004
25%
20%
15%
10%
5%
0%
10.4
10.2
14.3
10.9
5.5
8.9
13.6
16.0
21.3
3.5
15.4
14.2
12.0
9.4
Total
United States
United Kingdom
Germany
Switzerland
Rest of Europe
International Businesses

[1] Before currency translation effects.

New business profit, after tax increased by USD 18 million from USD 104 million to USD 122 million, which is reflected in the improvement of the **new business profit margin, after tax** of 1.2 percentage points from 9.7% to 10.9% in the first half of 2004 and 2005, respectively. This improvement was mainly driven by higher profitability of new life business in Germany.

Embedded value operating return, after tax and before currency translation effects (annualized) increased by 0.2 percentage points to 10.4% for the first half of 2005 reflecting an improvement in Switzerland, offset by lower returns in the United Kingdom as it repositioned.

Business operating profit for Life Insurance increased by 22% to USD 536 million in the first half of 2005 with improvements in our businesses in Europe, in particular Switzerland and Germany.

Life Insurance – business operating profit
in USD millions, for the six months ended June 30

	2005	2004	Change
United States	**105**	102	3%
United Kingdom	**88**	145	(39%)
Germany	**55**	18	206%
Switzerland	**156**	83	88%
Rest of Europe	**91**	72	26%
International Businesses	**41**	20	105%
Total	**536**	440	22%

Farmers Management Services

We consider management fees, business operating profit and gross operating margin to be the key performance indicators for our Farmers Management Services segment, which are driven by the gross earned premiums of the Farmers Exchanges, which we manage but do not own.

Farmers Management Services
in USD millions, for the six months ended June 30

	2005	2004	Change
Management fees and other related revenue	**1,020**	980	4%
Business operating profit	**609**	556	10%
Gross operating margin	**52.6%**	53.3%	(0.7 pts)
Gross earned premiums of the Farmers Exchanges	**7,147**	6,943	3%

Currency Translation Impact

The Group operates worldwide in multiple currencies and seeks to match its foreign exchange exposures on an economic basis. However, because the Group has chosen the US dollar as its presentation currency, differences arise when local functional currencies are translated into the Group's presentation currency.

The tables below show the currency translation impact on selected balances included within our consolidated operating statements and balance sheets. The final column shows the reported percentage change in these balances. The principal exchange rates are set out in note 2 to the Consolidated Financial Statements.

Consolidated operating statements

Currency translation impact
variance over the prior period, for the six months ended June 30, 2005

	Currency translation impact in USD millions	in %	% change in USD
Gross written premiums and policy fees	**680**	**2%**	**(2%)**
Net earned premiums and policy fees	**549**	**2%**	**–**
Net income attributable to shareholders	**39**	**2%**	**21%**

Consolidated balance sheets

Currency translation impact
variance over December 31, 2004, as of June 30, 2005

	Currency translation impact in USD millions	in %	% change in USD
Total investments	**(19,017)**	**(7%)**	**(3%)**
Gross reserves for insurance contracts	**(15,244)**	**(7%)**	**(3%)**
Cumulative translation adjustment in total equity	**(849)**	**(4%)**	**n/a**

Investment Performance

Investment result and investments

Total investments as shown in the consolidated balance sheets include Group investments, where the Group bears all or part of the investment risk, and investments for unit-linked products, where policyholders bear the entire investment risk. Investments for unit-linked products include investments held for liabilities related to insurance and investment contracts, except such investment policies with discretionary participation features where the investments are managed as part of Group investments.

Net investment result and investments in USD millions, for the six months ended June 30	**Group investments**		**Investments for unit-linked products**		**Total**	
	2005	2004	**2005**	2004	**2005**	2004
Net investment income	**4,030**	3,652	**1,040**	751	**5,070**	4,403
Net capital gains on investments and impairments	**1,001**	254	**3,408**	1,401	**4,409**	1,655
Net investment result[1]	**5,031**	3,906	**4,448**	2,152	**9,479**	6,058
in USD millions, as of	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04
Investments	**188,533**	196,457	**85,266**	85,698	**273,799**	282,155

[1] Net investment result, net of policyholder dividends and participation in profits amounted to USD 4,245 million and USD 3,658 million for the six months ended June 30, 2005 and 2004, respectively.

We manage our diversified Group investment portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products, whether classified as insurance or investment policies, are managed in accordance with the investment objectives of each unit-linked fund.

Group investment performance

Investment performance of Group investments in USD millions, for the six months ended June 30	**2005**	2004	Change
Net investment income	**4,030**	3,652	10%
Net capital gains on investments and impairments	**1,001**	254	294%
Net investment result	**5,031**	3,906	29%
Movements in net unrealized gains on investments included in shareholders' equity	**1,239**	(1,159)	nm
Total investment result	**6,270**	2,747	128%
Average investments[1]	**187,699**	175,124	7%
Total return[1,2]	**3.4%**	1.7%	1.7 pts

[1] Excluding average cash received as collateral for securities lending of USD 4,797 million and USD 2,842 million in 2005 and 2004, respectively.
[2] Not annualized and before investment expenses.

Net investment income for Group investments increased by 10% to USD 4.0 billion from USD 3.7 billion. This improvement was driven by higher short-term interest rates in the US, positive currency translation effects, and enhanced expense discipline.

Net capital gains on investments and impairments for Group investments increased to USD 1,001 million in the first six months of 2005 compared with USD 254 million in the same period in 2004. These gains, which are substantially distributed to life policyholders, primarily resulted from lower long-term interest rates and stronger equity markets.

The **total investment return** for Group investments in the first six months of 2005 was 3.4% compared with 1.7% in the same period in 2004. This return includes investment income, net capital gains on investments recognized in the consolidated operating statements and movements in unrealized gains recorded in shareholders' equity. This total investment result after investment expenses for the first six months of 2005 was USD 6.3 billion compared with USD 2.7 billion in the same period in 2004. This primarily resulted from declining long-term interest rates, particularly in the euro zone and the United Kingdom, and stronger equity markets, which resulted in higher unrealized capital gains included in shareholders' equity in the first half of 2005 compared with losses in 2004.

A breakdown of total investments into Group investments and investments for unit-linked products is provided in our Financial Supplement to the Half Year Results Reporting 2005 on our Web site www.zurich.com.

Reserves for Losses and Loss Adjustment Expenses

Development of reserves for losses and loss adjustment expenses

in USD millions	**2005**	2004	Change
As of January 1 (opening balance)			
Gross reserves for losses and loss adjustment expenses	**57,765**	51,007	13%
Reinsurers' share	**(14,278)**	(14,036)	2%
Net reserves for losses and loss adjustment expenses	**43,487**	36,971	18%
Net losses and loss adjustment expenses incurred			
Current period	**10,896**	10,230	7%
Prior years	**97**	656	(85%)
Total	**10,993**	10,886	1%
Total net losses and loss adjustment expenses paid	**(8,763)**	(8,451)	4%
Divestments of companies and businesses, including transfer to assets and liabilities held for sale	**(1,083)**	(394)	175%
Currency translation effects	**(2,083)**	(517)	303%
As of June 30 (closing balance)			
Net reserves for losses and loss adjustment expenses	**42,551**	38,495	11%
Reinsurers' share	**14,475**	13,908	4%
Gross reserves for losses and loss adjustment expenses	**57,026**	52,403	9%

We establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty and requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the operating statement in the period in which estimates are changed.

Of the total USD 42.6 billion **net reserves for losses and loss adjustment expenses** USD 38.4 billion related to General Insurance and USD 4.2 billion to other segments as of June 30, 2005. In line with IFRS 5, USD 1.1 billion of net reserves for losses and loss adjustment expenses in respect of Universal Underwriters Group have been segregated as assets and liabilities held for sale.

Through our Zurich Way of reserving, initiated in 2004, we have strengthened our reserve governance process, integrated our actuarial function, and applied a best practice actuarial approach which includes more internal and external reviews. In aggregate, in the first six months of 2005, we have increased reserves for prior years by USD 97 million relating to the ongoing settlement and reassessment of a few specific claims.

Capitalization and Indebtedness

in USD millions, as of	**06/30/05**	12/31/04	Change
Collateralized loans	**3,504**	4,135	(15%)
Debt related to capital markets and banking activities	**3,164**	3,880	(18%)
Obligation to repurchase securities	**5,761**	5,009	15%
Total operational debt	**12,429**	13,024	(5%)
Senior debt	**2,996**	3,355	(11%)
Subordinated debt	**2,997**	2,516	19%
Total financial debt	**5,993**	5,871	2%
Minority interests	**787**	840	(6%)
Shareholders' equity	**21,934**	20,670	6%
Total equity	**22,721**	21,510	6%
Total financial debt and equity	**28,714**	27,381	5%

Indebtedness

Operational debt

As of June 30, 2005 **total operational debt** was USD 12.4 billion, a decrease of USD 0.6 billion since December 31, 2004. USD 3.5 billion of collateralized loans were secured by mortgage loans of the same amount given as collateral to counterparties compared with USD 4.1 billion as of December 31, 2004. Debt relating to capital markets and banking activities decreased by USD 716 million arising mainly from the continued winding down of business in Zurich Capital Markets, which is included in Other Businesses. Our obligation to repurchase securities increased by USD 752 million in the first six months 2005 to USD 5.8 billion, resulting from increased short-term activities in the Repo market in the normal course of business as part of our investment and liquidity management.

Financial debt

The increase in **total financial debt** of USD 122 million, or 2%, resulted primarily from a new bond issue and was partially offset by currency translation effects. On June 15, 2005, Zurich Finance (USA), Inc. issued a 4.5% EUR 500 million bond under the Group's EMTN Programme, guaranteed by Zurich Insurance Company on a subordinated basis. The bond is due in 2025 and is callable from June 15, 2015. The coupon is fixed until June 15, 2015, and will then become floating at the three month Euribor plus a spread of 2.2%. In line with the Group's policy of managing its interest rate risk and foreign currency exposure, cross-currency interest rate swaps have been used for fair value hedging of this debt until the first call date. After taking into account the cross-currency interest rate swaps, this issuance has become a floating rate US dollar obligation, with a variable rate coupon being reset every six months.

The size of the Group's EMTN Programme, which allows for the potential issuance of senior and subordinated notes, was increased on March 10, 2005 from a maximum of USD 4 billion to a maximum of USD 6 billion.

Credit facilities

The Group has access to a syndicated revolving **credit facility** of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2005.

Total equity

Total equity in USD millions, for the six months ended June 30, 2005	**Shareholders' equity**	**Minority interests**	**Total equity**
As of December 31, 2004, as previously reported	22,181	846	23,027
Total adjustments due to implementation of new and revised IFRS accounting standards	(1,511)	(6)	(1,517)
As of December 31, 2004, restated	20,670	840	21,510
Write-off of negative goodwill (IFRS 3)	23	–	23
Change in net unrealized gains on investments excluding translation adjustments	654	11	665
Translation adjustments	(738)	(111)	(849)
Nominal value reduction of common stock	(449)	–	(449)
Share-based payment transactions	(4)	–	(4)
Net income	1,799	56	1,855
Dividends on preferred securities	(21)	(12)	(33)
Net changes in capitalization and minority interests	–	3	3
As of June 30, 2005	**21,934**	**787**	**22,721**

Shareholders' equity

Shareholders' equity increased by USD 1.3 billion to USD 21.9 billion as of June 30, 2005. This rise resulted mainly from our net income attributable to shareholders for the first six months of 2005 and the increase of net unrealized gains on investments not recognized in the operating statement. These positive impacts were partially offset by unfavorable currency translation effects and the nominal value reduction of common stock by CHF 4 per registered share, which was paid to common stockholders on July 4, 2005.

Minority interests

Minority interests under revised IAS 1 are included as a component of total equity, whereas previously they were presented as a separate item between liabilities and equity. The reduction in **minority interests** of USD 53 million, or 6%, resulted primarily from currency translation effects which were partially offset by net income attributable to minority interests.

Solvency

Regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis but in some countries more frequently. These returns show the compliance of the reporting entity with local solvency requirements and include information on eligible funds and admissible assets.

On a consolidated basis, Zurich Financial Services, with headquarters in Zurich, Switzerland, is subject to supervision by the Federal Office of Private Insurance ("FOPI"). Regulatory supervision of the Group for its insurance activities and its remaining banking and other regulated financial services activities, including supervision over consolidated solvency and capital adequacy at a Group level, are coordinated between FOPI and the Swiss Federal Banking Commission (based on the Decree on the Consolidated Supervision of the Zurich Financial Services Group of April 23, 2001).

Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations. The Group and its subsidiaries are also involved in a number of industry-wide civil and criminal investigations issued by State Insurance Departments in the US, State Attorney Generals in the US, the US Attorney's Office for the Southern District of New York, the US Securities and Exchange Commission, other US authorities and supervisory bodies and other non-US authorities regarding certain business practices involving insurance brokers and insurance companies, the purchase and sale of "non-traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries, and other matters. The Group has been conducting its own internal reviews with respect to some of these matters and is cooperating fully in these investigations. Various Group subsidiaries are also involved in class action litigation brought by private parties arising out of the matters that are the subject of the investigation regarding business practices involving insurance brokers and insurance customers, and the divestiture of businesses. Such Group subsidiaries intend to defend such actions vigorously.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. However, in the opinion of management these matters would not materially affect the Group's consolidated financial position.

Transactions

Divestments and acquisition

In the six months ended June 30, 2005, the Group completed the sale of its interest in Zurich National Life Assurance Company Limited in Thailand to National Finance Public Company Limited, the sale of its majority interest in ZC Sterling Corporation to Trident III, L.P., and the acquisition of the life business portfolio of ING Insurance Argentina.

In addition, on April 13, 2005, the Group completed the sale of a stake of 10% of the total issued share capital of South African Eagle Insurance Company Limited, a majority-owned subsidiary, to Royal Bafokeng Finance in support of Black Economic Empowerment in South Africa.

For the six months ended June 30, 2005, the Group recognized a net loss of USD 13 million before tax for divestments of businesses and adjustments to divestments in prior periods compared with a net loss of USD 14 million in the same period in 2004.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group (UUG) to an investor group led by Hellman & Friedman LLC. The assets and liabilities of UUG have been classified as held for sale as of June 30, 2005 in accordance with IFRS 5. The Group, together with the purchaser, continues to work towards a number of pre-closing conditions which need to be satisfied prior to the closing of the transaction.

Pension plans in Switzerland

On June 16, 2005, the Boards of Trustees of the pension plans for the Group's employees based in Switzerland adopted new pension plan arrangements that reflect the changed economic and demographic environment. The principal changes to the pension plans, which become effective January 1, 2006, are the conversion from a defined benefit to a defined contribution system and that the pension plans become autonomous. Employees will transfer to the new arrangements, and future benefits at normal retirement for current active participants are targeted to be similar to those under the present arrangements. However, following a transition period of three years, the current additional benefits that are provided on early retirement will gradually be phased out over a nine-year period. While on a statutory basis, significant additional funding is being provided by the Group to support future benefits of the plan, the calculation of the reduced long-term obligation under IAS 19 resulted in a one-time non-cash gain of USD 103 million to the business operating profit.

Cash Flows

Summary of cash flows
in USD millions, for the six months ended June 30

	2005	2004
Cash flows from operating activities		
Net income attributable to shareholders	**1,799**	1,484
Adjustments for:		
Net capital gains on investments and impairments	**(4,409)**	(1,655)
Net loss on divestments of businesses	**13**	14
Equity in income of investments in associates	**(96)**	(85)
Depreciation, amortization and impairments of fixed and intangible assets	**220**	297
Other non-cash items	**(19)**	(14)
Changes in operational assets and liabilities[1]	**8,505**	6,671
Net cash provided by operating activities	**6,013**	6,712
Net cash used in investing activities	**(3,864)**	(7,142)
Net cash provided by/(used in) financing activities	**1,027**	(968)
Effect of exchange rate changes on cash and cash equivalents	**(1,199)**	(156)
Change in cash and cash equivalents[2,3]	**1,977**	(1,554)
Change in cash received as collateral for securities lending	**(800)**	5,607
Cash and cash equivalents reclassified to assets held for sale	**(458)**	–
Cash and cash equivalents as of January 1[3,4]	**22,457**	15,889
Cash and cash equivalents as of June 30[3,4]	**23,176**	19,942

[1] *Cash flows related to investments held for trading purposes are reflected in "cash flows from operating activities."*
[2] Excluding change in cash received as collateral for securities lending.
[3] Cash and cash equivalents have been restated as a result of the IFRS changes effective January 1, 2005. Previously, we reported the balance "Investments held on account and at risk of life insurance policyholders." This balance included various types of investments, including cash and cash equivalents, which are now segregated into their individual investment categories.
[4] Including cash received as collateral for securities lending.

Operating cash flow

Our cash flow from operating activities consists of cash flow arising from our insurance businesses, after payments to reinsurers (net premiums, policy fees and deposits received less net claims after recoveries from reinsurers, benefit payments, policy surrenders and operating expenses) and investment income received (dividends, interest and rents) less interest paid and tax payments. Farmers Management Services receives management fees as well as investment income and pays operating expenses and taxes.

Investing cash flow

Surplus operating cash flow, plus the proceeds from the sale and maturity of investments as well as divestments, are reinvested through our investing activities. Our investment funds may be used to fund operating cash flow deficits.

Financing cash flow

Our financing activities cash flow result from our corporate funding and borrowing arrangements, capital raising and repayment as well as payments to shareholders.

Net cash provided by operating activities in the first six months of 2005 declined by 10% to USD 6.0 billion. USD 3.9 billion of these funds were used in net investing activities. The remainder plus an additional USD 1.0 billion, raised from net financing activities, were partially offset by negative effects of exchange rate movements on cash and cash equivalents of USD 1.2 billion and together these resulted in a net increase in cash and cash equivalents of USD 2.0 billion. In the same period in 2004, operations provided funds of USD 6.7 billion which were used to invest a net USD 7.1 billion and to repay operational debt of USD 1.0 billion resulting in a net cash outflow of USD 1.6 billion.

Quarterly Consolidated Financial Information

Summary of quarterly consolidated financial information

in USD millions, for the three months ended	**06/30/05**	06/30/04	03/31/05	03/31/04
Gross written premiums and policy fees	**12,062**	12,123	13,892	14,233
Net earned premiums and policy fees	**10,359**	10,097	10,331	10,515
Net investment result	**5,878**	2,879	3,601	3,179
Other revenues	**869**	902	817	839
Total revenues	**17,106**	13,878	14,749	14,533
Insurance benefits and losses, net of reinsurance	**8,325**	7,827	7,900	8,467
Policyholder dividends and participation in profits, net of reinsurance	**3,350**	999	1,884	1,401
Other expenses	**3,681**	3,747	3,672	3,669
Total benefits, losses and expenses	**15,356**	12,573	13,456	13,537
Net income before income taxes	**1,750**	1,305	1,293	996
Net income attributable to shareholders	**1,020**	840	779	644
Business operating profit	**1,271**	1,104	1,034	874

Basis of Presentation

Effect of new and revised accounting standards in 2005

The Group has implemented several new and revised accounting standards, which became effective January 1, 2005. The main adjustments for the Group result from the adoption of IFRS 4, which relates to the definition of insurance contracts. They primarily affect the accounting treatment of the life business with impacts on both the Group's balance sheet and operating statement. Details of these impacts are set out in note 3 to the Consolidated Financial Statements.

On May 3, 2005, we presented the impact of these new and revised accounting standards. Further information including an audio-webcast, a presentation and certain restated 2004 financial tables can be found in the Investor Relations section of our Web site www.zurich.com.

A summary of the key changes to the Group's consolidated shareholders' equity as of December 31, 2004 as well as net income attributable to shareholders and business operating profit for the first six months of 2004 is set out below.

in USD millions	**Net income attributable to shareholders** for the six months ended June 30, 2004	**Business operating profit** for the six months ended June 30, 2004	**Share-holders' equity** as of 12/31/04
As published in the Annual Report 2004	1,448	1,948	22,181
IFRS 4 adjustments	36	30	(1,528)
Other IAS/IFRS adjustments	–	–	17
Total adjustments	36	30	(1,511)
Restated	**1,484**	**1,978**	**20,670**

The adoption of the new and revised accounting standards does not change the Group's business fundamentals, its underlying profitability or cash flows, Life Insurance embedded value results or the regulatory capital position of its legal entities. The restatement largely reflects changes in the timing of profit recognition, primarily in our life business.

Segment information

Primary segments:
The Group continues to report segment information using the same primary segments as in 2004. The segments are General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Functions. However, to be consistent with our management structure, certain reclassifications between primary segments have been made for 2005 financial reporting.

Secondary segments:
As in 2004, the Group's secondary format for segment information is geographic. For 2005 financial reporting, these regions have been aligned to better reflect management responsibility, and are North America, Europe, International Businesses and Centrally Managed Businesses.

Further details on primary and secondary segment information are set out in note 1 to the Consolidated Financial Statements.

We also manage our General Insurance business on a customer segment basis. Our customer segments are Global Corporate, North America Commercial, Europe General Insurance, International Businesses and Centrally Managed Businesses. For a detailed split please refer to our Financial Supplement, which is included in the Investor Relations section of our Web site www.zurich.com.

In the following sections we discuss the results of operations for each of our segments. The analysis of the results for the first six months ended June 30, 2005 is made against the restated results of the prior-year period, unless otherwise stated.

General Insurance

In General Insurance we have maintained our disciplined underwriting approach and, where in some lines of business rates were not adequate to meet our technical price targets, we have chosen not to write that business.

In 2005, we benefited from our well-diversified portfolio and made operational progress by improving our product mix and by adapting our reinsurance programs. The purchase of reinsurance is a highly centralized approach in order to benefit from an optimal use of Group capital and reduce credit exposure to reinsurers.

We are institutionalizing The Zurich Way, creating consistent, enterprise-wide transparency in underwriting, reserving and claims management. The Zurich Way of reserving aims to strengthen our governance process through direct reporting by local actuaries into the Group.

General Insurance – highlights

in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**18,635**	18,466	1%
Net earned premiums and policy fees	**13,905**	13,079	6%
Insurance benefits and losses, net of reinsurance	**(10,238)**	(9,614)	(6%)
Net underwriting result	**437**	445	(2%)
Business operating profit	**1,384**	1,260	10%
Loss ratio	**73.6%**	73.5%	(0.1 pts)
Expense ratio[1]	**23.3%**	23.1%	(0.2 pts)
Combined ratio	**96.9%**	96.6%	(0.3 pts)

[1] Including policyholder dividends and participation in profits.

A substantial portion of our business is written in euros, British pounds and Swiss francs, which appreciated by 5%, 3% and 5%, respectively, against the US dollar when comparing average rates for the half year 2005 with those for the half year 2004. The table below shows the currency translation impact on selected operating statement line items. The final column shows the reported percentage change in these balances.

General Insurance – currency translation impact

variance over the prior period, for the six months ended June 30, 2005

	Currency translation impact in USD millions	Currency translation impact in %	% change in USD
Gross written premiums and policy fees	**466**	**3%**	**1%**
Net investment income	**32**	**3%**	**23%**
Net capital gains on investments and impairments	**6**	**6%**	**23%**
Insurance benefits and losses, net of reinsurance	**(241)**	**(2%)**	**(6%)**

Global Corporate

Global Corporate serves multinational companies with products tailored to their domestic and international insurance needs. Our global network enables us to cooperate across national, regional and functional boundaries. We provide our customers with the benefit of our international expertise and detailed local knowledge.

Global Corporate – highlights

in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**4,034**	4,176	(3%)
Net earned premiums and policy fees	**2,425**	2,281	6%
Insurance benefits and losses, net of reinsurance	**(1,973)**	(1,700)	(16%)
Net underwriting result	**83**	227	(63%)
Business operating profit	**248**	353	(30%)
Loss ratio	**81.4%**	74.5%	(6.9 pts)
Expense ratio[1]	**15.2%**	15.6%	0.4 pts
Combined ratio	**96.6%**	90.1%	(6.5 pts)

[1] Including policyholder dividends and participation in profits.

Global Corporate's **net underwriting result** decreased by USD 144 million to USD 83 million for the first half of 2005 as a result of a few large individual claims relating to fire and floods. The **loss ratio** increased from 74.5% in the first six months of 2004 to 81.4% in 2005 and the **combined ratio** increased by 6.5 percentage points to 96.6% in 2005 as a result of these claims.

As a consequence **business operating profit** decreased by 30% to USD 248 million in the first half of 2005. The lower underwriting result was partly offset by an increase in net investment income reflecting an increased asset base.

Gross written premiums and policy fees declined by 3% (6% on a local currency basis) in 2005 as compared to the prior year, caused by rate decreases particularly in the property and casualty lines of business in the United States and Europe. Additionally, the strategic decision was taken in 2005 to reduce certain lines of business in Zurich Global Energy. The growth in **net earned premiums** of 6% to USD 2.4 billion in the first six months ended June 30, 2005 mainly reflects the growth in 2004 now being earned as revenue.

North America Commercial

Zurich is a leading commercial property and casualty insurance provider in North America, serving commercial customers, including middle market, small business, specialties and program sectors in the United States and Canada.

North America Commercial – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**6,368**	6,381	0%
Net earned premiums and policy fees	**4,469**	4,092	9%
Insurance benefits and losses, net of reinsurance	**(3,198)**	(3,156)	(1%)
Net underwriting result	**109**	(1)	nm
Business operating profit	**424**	240	77%
Loss ratio	**71.6%**	77.1%	5.5 pts
Expense ratio[1]	**26.0%**	22.9%	(3.1 pts)
Combined ratio	**97.6%**	100.0%	2.4 pts

[1] Including policyholder dividends and participation in profits.

Business operating profit increased by USD 184 million, or 77%, to USD 424 million for the first half year 2005. This result reflects the increase in net investment income of USD 136 million, which is driven by a combination of improved yields and higher invested assets. Invested assets are higher due to lower premiums ceded and additional capital provided following the reserve strengthening in 2004.

Additionally, higher retentions in the first six months of 2005 and the reserve strengthening that occurred in the first six months of 2004, not repeated in 2005, resulted in an increase of USD 110 million in our **net underwriting result.** We increased our net retention by changing our reinsurance program as our balance sheet strengthened. As a consequence, **net earned premiums and policy fees** grew by USD 377 million, or 9%, while **gross written premiums and policy fees** remained stable. This result is consistent with our policy not to write contracts that do not meet our technical price targets.

Europe General Insurance

Europe General Insurance consists of commercial and personal customer segments. Our largest markets in Europe are the United Kingdom, Germany, Switzerland, Italy and Spain. Additionally, we are well-positioned in Ireland, Portugal and Austria.

Europe General Insurance – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**7,137**	6,922	3%
Net earned premiums and policy fees	**6,007**	5,712	5%
Insurance benefits and losses, net of reinsurance	**(4,342)**	(4,189)	(4%)
Net underwriting result	**321**	148	117%
Business operating profit	**714**	509	40%
Loss ratio	**72.3%**	73.3%	1.0 pts
Expense ratio[1]	**22.4%**	24.1%	1.7 pts
Combined ratio	**94.7%**	97.4%	2.7 pts

[1] Including policyholder dividends and participation in profits.

The improvement in **business operating profit** by USD 205 million, or 40%, to USD 714 million for the first six months of 2005 was mainly driven by the improved **net underwriting result** of 117% to USD 321 million and by USD 68 million higher **net investment income** compared to the prior year. The improvement in net underwriting result of USD 173 million primarily resulted from increases in Switzerland and the United Kingdom. In the United Kingdom **insurance benefits, losses and expenses** improved due to positive loss development, which was partially offset by an increase in staff pension-related charges amounting to USD 24 million. **Gross written premiums and policy fees** of USD 7.1 billion in the first six months of 2005 increased by 3%, while in local currency there was a decrease of 1%, or USD 75 million, due to a highly competitive market in the United Kingdom. In Italy and Spain we experienced volume growth of approximately 15%.

International Businesses

Our International Businesses division consists of Asia Pacific, Latin America and Rest of International Businesses with Australia, South Africa and Japan being the largest units.

Australia concentrates on the small and medium enterprises and corporate markets, and has a single channel distribution strategy focused on brokers.

South Africa has a product mix that is currently 70% commercial business and 30% personal business, and utilizes the broker distribution channel for its business.

Japan is primarily focused on the personal and corporate lines segments. The personal lines segment accounts for approximately 80% of the business. The core products are auto insurance, which is sold directly to the consumer, and personal accident insurance, which is distributed through third-party companies that endorse our products. Zurich's corporate unit provides traditional commercial insurance as well as supporting international program business.

International Businesses – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Gross written premiums and policy fees	**1,472**	1,433	3%
Net earned premiums and policy fees	**1,012**	926	9%
Insurance benefits and losses, net of reinsurance	**(622)**	(547)	(14%)
Net underwriting result	**45**	56	(20%)
Business operating profit	**116**	112	4%
Loss ratio	**61.4%**	59.1%	(2.3 pts)
Expense ratio[1]	**34.1%**	34.8%	0.7 pts
Combined ratio	**95.5%**	93.9%	(1.6 pts)

[1] Including policyholder dividends and participation in profits.

Business operating profit increased by USD 4 million, or 4%, to USD 116 million for the first half of 2005. This increase was driven by the improved net investment income partially offset by the lower underwriting result.

International Businesses' diversified portfolio across markets and lines of businesses softened the impact of mostly weather related claims which affected South Africa and Venezuela in particular. Additionally, Australia suffered from property losses due to fires, which were partially offset by favorable claims experience in Hong Kong compared to the prior year. Accordingly, **insurance benefits and losses** increased by 14% to USD 622 million and the **loss ratio** increased by 2.3 percentage points to 61.4% for the first half of 2005. The **expense ratio** improved by 0.7 percentage points to 34.1% in 2005 reflecting the benefits of strict financial discipline instilled in our businesses. As a result of these factors our **net underwriting result** decreased to USD 45 million for the first half of 2005 as compared with USD 56 million in 2004.

We experienced growth in **gross written premiums and policy fees** of 3%, particularly in South Africa and Japan. South Africa was able to achieve volume growth and Japan showed strong increases in personal lines following successful brand-focused marketing activities. Australia experienced growth in written premiums with the exception of the corporate property and workers compensations lines of business. **Net earned premiums** increased 9% driven by changes in our ceded reinsurance programs, which led to higher retention of premiums particularly in Mexico and Taiwan.

Centrally Managed Businesses

The use of reinsurance is a key component of the Group's risk mitigation and capital management strategies. Centrally Managed Businesses includes internal reinsurance programs.

Centrally Managed Businesses – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**151**	169	(11%)
Net earned premiums and policy fees	**(8)**	68	nm
Insurance benefits and losses, net of reinsurance	**(103)**	(22)	(368%)
Net underwriting result	**(135)**	10	nm
Business operating profit	**(118)**	46	nm

The decrease in **business operating profit** was driven by a small number of large prior-year claims totaling USD 106 million.

Life Insurance

In the first half year of 2005 we saw the continuing rewards from our efforts to strengthen sustainable Life Insurance results. We made further progress in refocusing our business portfolio, redefining our business model, de-risking our balance sheet and optimizing our expense base. Our refocused product range is gaining further acceptance in the marketplace, with total new business up after adjusting for divestments and discontinued businesses.

Since 2002 we have divested numerous life businesses to focus on profitable growth in our markets. We are making major changes to our business model in Switzerland and in the United Kingdom. In Switzerland we redesigned our group pension business model. In the United Kingdom, we have consolidated our remaining life portfolios into a single entity, permitting further operating and commercial synergies. Openwork, our new distribution company, was launched in June 2005 and sells products manufactured by Zurich and other selected partners to take full advantage of new flexibility permitted by regulation in the United Kingdom. The value realized by Openwork will be shared between Zurich and its franchise partners who have shown very strong support for the new model.

We are concentrating on protection and lump sum savings, especially unit-linked business, and de-emphasizing guaranteed products or those with low margins. Our new product range is gaining traction in the marketplace. Our innovative products and service levels are being recognized, with Germany, Ireland and the United Kingdom receiving awards for excellent customer service and product quality in the recent past.

The Zurich Way initiatives will enable us to further stabilize our growth and to take full advantage of the momentum we have created. The Zurich Way Sales Excellence program aims to improve the productivity of our tied agents. Also under The Zurich Way, we are looking at further opportunities for efficiencies and cost saving. And we will continue to develop new and innovative products focused on market niches where we have competitive advantage. Despite the encouraging progress, we face continuing challenges in our highly competitive markets, where margins are under pressure. Nonetheless, we believe we have laid a solid foundation for the future.

Life Insurance – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross written premiums and policy fees	**5,460**	5,472	0%
Insurance deposits	**4,644**	4,284	8%
Net investment result	**7,173**	4,190	71%
Business operating profit	**536**	440	22%

Embedded value – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross new business annual premiums equivalent (APE)	**1,116**	1,071	4%
New business margin, after tax (as % of APE)	**10.9%**	9.7%	1.2 pts
New business profit, after tax	**122**	104	17%
Embedded value operating profit, after tax	**669**	553	21%
Embedded value operating return, after tax – annualized [1]	**10.4%**	10.2%	0.2 pts
Expected return – annualized	**7.7%**	8.1%	(0.4 pts)

[1] Before currency translation effects.

A substantial portion of our business is written in euros, British pounds and Swiss francs, which appreciated by 5%, 3% and 5%, respectively, against the US dollar when comparing average rates for the half year 2005 with those for the half year 2004. The table below shows the currency translation impact on selected operating statement line items. The final column shows the reported percentage change in these balances.

Life Insurance – foreign currency translation impact variance over the prior period, for the six months ended June 30, 2005	**Currency translation impact in USD millions**	**in %**	**% change in USD**
Gross written premiums and policy fees	**206**	**4%**	**0%**
Insurance deposits	**145**	**3%**	**8%**
Net investment result	**241**	**6%**	**71%**

Life Insurance – net investment result and business operating profit in USD millions, for the six months ended June 30	**Net investment result**			**Business operating profit**		
	2005	2004	Change	**2005**	2004	Change
United States	**158**	156	1%	**105**	102	3%
United Kingdom	**4,390**	1,989	121%	**88**	145	(39%)
Germany	**1,308**	863	52%	**55**	18	206%
Switzerland	**466**	440	6%	**156**	83	88%
Rest of Europe	**645**	463	39%	**91**	72	26%
International Businesses	**206**	279	(26%)	**41**	20	105%
Total	**7,173**	4,190	71%	**536**	440	22%

Life Insurance – gross written premiums and policy fees, and insurance deposits in USD millions, for the six months ended June 30	**Gross written premiums and policy fees**			**Insurance deposits**		
	2005	2004	Change	**2005**	2004	Change
United States	**298**	274	9%	**260**	283	(8%)
United Kingdom	**1,108**	966	15%	**2,431**	2,526	(4%)
Germany	**1,800**	1,772	2%	**356**	322	11%
Switzerland	**1,452**	1,594	(9%)	**10**	7	43%
Rest of Europe[1]	**552**	527	5%	**957**	562	70%
International Businesses	**250**	339	(26%)	**630**	584	8%
Total	**5,460**	5,472	0%	**4,644**	4,284	8%

[1] Including intrasegment eliminations.

Driven by improved results in Germany, Switzerland and Italy, Life Insurance increased **business operating profit** by USD 96 million, or 22%, to USD 536 million. Germany benefited from expense reductions. Switzerland profited from reduced benefit charges in 2005, the redesign of the group pension business model and improved performance in individual life. The overall increase in the Life Insurance result was partially offset by the United Kingdom, where the costs for the introduction of Openwork and a change to the assumptions used to determine carrying amounts of policyholder benefits related to certain annuity portfolios adversely affected business operating profit. The United Kingdom experienced increased staff pension related charges of USD 18 million. The United Kingdom Life business reported a USD 98 million profit in the second quarter 2005 compared with USD 70 million in the same period in 2004. The increase in business operating profit in International Businesses was driven by Australia which improved to USD 19 million.

The overall **net investment result** increased 71% to USD 7.2 billion reflecting increases in equity markets as well as further reductions in long-term interest rates. However, these increases were offset by correspondingly higher policyholder participations.

Life Insurance **gross written premiums and policy fees** remained level. However, after adjusting for the currency translation effect, divestments and the remodeling of Swiss group life business, premiums increased by 3%. The primary increase was in the United Kingdom where an increase in policyholder taxes of USD 190 million is recoverable from policyholders through corresponding fees. **Insurance deposits** from customers increased 8% to USD 4.6 billion, but 5% after the effects of currency translation. The increases were primarily in Spain, following successful sales campaigns launched through our banking distribution partner.

Embedded value

Embedded value – highlights	**Gross new business annual premiums equivalent (APE)**			**New business profit, after tax**		
in USD millions, for the six months ended June 30	**2005**	2004	Change	**2005**	2004	Change
United States	**54**	55	(2%)	**26**	31	(16%)
United Kingdom	**475**	458	4%	**20**	31	(35%)
Germany	**252**	274	(8%)	**40**	23	74%
Switzerland	**51**	67	(24%)	**6**	6	0%
Rest of Europe	**185**	120	54%	**23**	14	64%
International Businesses	**99**	97	2%	**7**	(1)	nm
Total	**1,116**	1,071	4%	**122**	104	17%

Embedded value – highlights	**Embedded value operating profit, after tax**			**Embedded value operating return, after tax – annualized**[1]		
in USD millions, for the six months ended June 30	**2005**	2004	Change	**2005**	2004	Change
United States	**168**	120	40%	**14.3%**	10.9%	3.4 pts
United Kingdom	**83**	226	(63%)	**5.5%**	8.9%	(3.4 pts)
Germany	**78**	71	10%	**13.6%**	16.0%	(2.4 pts)
Switzerland	**173**	(7)	nm	**21.3%**	3.5%	17.8 pts
Rest of Europe	**111**	109	2%	**15.4%**	14.2%	1.2 pts
International Businesses	**56**	34	65%	**12.0%**	9.4%	2.6 pts
Total	**669**	553	21%	**10.4%**	10.2%	0.2 pts

[1] Before currency translation effects.

Life Insurance **gross new business annual premiums equivalent (APE)** increased by USD 45 million to USD 1.1 billion, principally reflecting the growth premiums written and deposits in southern Europe.
New business profit, after tax, contributed USD 122 million to embedded value operating profit, after tax, an increase of USD 18 million over 2004, mainly arising in Germany, primarily due to expense improvements; and in Rest of Europe, as a result of the growth in new business volumes, partially offset by the United Kingdom, where profit was lower by USD 11 million because of the decrease in sales volumes and the transitional measures for the positioning of the United Kingdom business.

Embedded value operating profit, after tax, increased by USD 116 million to USD 669 million corresponding to a 10.4% **annualized operating return on embedded value** for the first half of 2005. This was 2.7 percentage points above the annualized expected return of 7.7%. The main driver was Switzerland, which experienced an increase of USD 180 million as a result of the implementation of the "legal quote" for group life business in 2004. In the United States, operating profit was up USD 48 million to USD 168 million resulting from a reduction in the cost of capital associated with the transfer of surplus notes to Farmers Management Services. The Life Insurance segment experienced a 17% increase in the value added by new business which also contributed to the improved result. These profit improvements were offset by the United Kingdom, where results decreased by USD 143 million in the first six months of 2005 due to higher expenses related to the business restructuring and the transition to Openwork.

Farmers Management Services

Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related insurance management services and act as an attorney-in-fact for the Farmers Exchanges, prominent writers in the United States of personal lines of business, including both private passenger automobile and homeowners insurance, as well as small commercial lines. While premiums are written and claims are paid by the Farmers Exchanges, which we manage but do not own, FGI provides non-claims related management services to the Farmers Exchanges and receives management fees for these services.

Farmers Management Services – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Management fees and other related revenue	**1,020**	980	4%
Management expenses and other related expenses	**(483)**	(458)	(5%)
Net investment income	**72**	56	29%
Business operating profit	**609**	556	10%
Gross operating margin	**52.6%**	53.3%	(0.7 pts)

Farmers Exchanges – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Gross earned premiums	**7,147**	6,943	3%
Combined ratio[1]	**94.4%**	97.7%	3.3 pts

[1] Adjusted for profit portion of management fees combined ratios were 87.7% and 90.7% in 2005 and 2004, respectively.

In the first half of 2005 the Farmers Exchanges have continued to record steady growth in revenues due to higher gross earned premiums in the personal, specialty and commercial lines of business, and as a result, our **management fees and other related revenue** increased by USD 40 million. Similarly, **management expenses and other related expenses** have increased by USD 25 million in the first six months of 2005 compared with the same period in 2004. This increase was mainly driven by higher advertising and promotional expenses, as well as higher salaries and employee benefit costs. Consequently, the **gross operating margin** of Farmers Management Services has decreased by 0.7 percentage points to 52.6% for the first half of 2005.

Net investment income increased by USD 16 million in the first half of 2005 due to a higher average invested asset base.

As a result, **business operating profit** increased by USD 53 million.

Other Businesses

Other Businesses includes Farmers Re, Centre and capital markets and banking activities. This segment also includes certain businesses which are centrally managed and are not considered to be core businesses. Certain of the business operations in this segment were discontinued, divested or put into run-off in previous years.

Other Businesses – highlights
in USD millions, for the six months ended June 30

	2005	2004	Change
Net earned premiums and policy fees	**1,636**	2,346	(30%)
Net investment income	**449**	342	31%
Total benefits, losses and expenses	**(2,397)**	(3,181)	25%
Business operating profit	**158**	35	351%

Farmers Re, Centre and other operations
in USD millions, for the six months ended June 30

	Famers Re		Centre		Other operations	
	2005	2004	**2005**	2004	**2005**	2004
Net earned premiums and policy fees	**1,061**	1,526	**422**	601	**153**	219
Net investment income	**52**	46	**219**	189	**178**	107
Total benefits, losses and expenses	**(1,000)**	(1,481)	**(795)**	(875)	**(602)**	(825)
Business operating profit/(loss)	**113**	92	**10**	(23)	**35**	(34)

Farmers Re provides reinsurance services to the Farmers Exchanges, which we manage but do not own. Net earned premiums decreased by USD 465 million, or 30%, in the first six months of 2005, as a result of the growth in surplus of the Farmers Exchanges enabling them to retain higher levels of risk. **Business operating profit** increased by USD 21 million, or 23%, in the first half of 2005, compared to the same period in 2004. This increase is due to a strong underwriting result, showing a 2.7 percentage points improvement in the combined ratio to 94.3% in half year 2005 compared with 97.0% in the same period 2004. This positive development resulted primarily from the underlying improvement in current year claims, expenses and favorable prior-year loss reserve development.

Centre improved its **business operating profit** by USD 33 million to USD 10 million in the first half of 2005 from a loss of USD 23 million in 2004, primarily as a result of the successful commutation of several contracts, combined with a decrease in our provisions as liabilities are settled. Centre continues actively to pursue commutation and asset disposal opportunities. A number of underwriting contracts have been commuted this year, representing significant progress in the overall run-off in Centre's liabilities.

Other operations in this segment recorded a **business operating profit** of USD 35 million in the first half of 2005 compared with a loss of USD 34 million in the same period in 2004 as we run off selected businesses.

Corporate Functions

The Corporate Functions segment includes Group holding companies, central expenses and financing entities. Main drivers of the result of this segment are investment income and interest expense relating to the financing of the Group, capital gains and losses on investments together with central costs for services provided to the businesses and projects managed centrally before recharges to the businesses.

Corporate Functions – highlights

in USD millions, for the six months ended June 30	**2005**	2004	Change
Headquarters expenses, net of recharges to operating businesses	**(76)**	(70)	(9%)
Foreign exchange hedging and transactions	**(80)**	(6)	nm
Total headquarters expenses, net of recharges to operating businesses	**(156)**	(76)	nm
Net investment result	**414**	410	1%
Financing costs	**(474)**	(427)	(11%)
Business operating loss	**(382)**	(313)	(22%)

Total headquarters expenses, net of recharges to operating businesses increased by USD 80 million, to USD 156 million primarily due to the strengthening of the US dollar. We experienced foreign exchange losses relating to derivatives which are used to hedge specific debt or net asset positions of the Group. These hedges result in operating statement volatility in Corporate Functions, however, they protect the Group from some foreign exchange exposures.

The issuance of the EUR 1.0 billion debt in September 2004 by Zurich Finance (USA) under the EMTN Programme was the main contributing event to the higher financing costs which increased by USD 47 million to USD 474 million. On June 15, 2005 a further EUR 500 million debt was issued under the EMTN Programme by Zurich Finance (USA), however, this has a negligible impact on the financing costs for the 2005 half year results.

In addition to foreign exchange effects and higher financing costs, business operating loss further increased due to higher staff-related expenses and fees for external consultants.

Consolidated operating statements (unaudited)

in USD millions, for the six months ended June 30

	Notes	**2005**	2004
Revenues			
Gross written premiums and policy fees		**25,954**	26,356
Less premiums ceded to reinsurers		**(3,535)**	(3,931)
Net written premiums and policy fees		**22,419**	22,425
Net change in reserves for unearned premiums		**(1,729)**	(1,813)
Net earned premiums and policy fees		**20,690**	20,612
Farmers management fees		**1,020**	980
Net investment income	4	**5,070**	4,403
Net capital gains on investments and impairments	4	**4,409**	1,655
Net loss on divestments of businesses	5	**(13)**	(14)
Other income		**679**	775
Total revenues		**31,855**	28,411
Benefits, losses and expenses			
Insurance benefits and losses, gross	6	**18,932**	18,563
Less ceded insurance benefits and losses	6	**(2,707)**	(2,269)
Insurance benefits and losses, net of reinsurance	6	**16,225**	16,294
Policyholder dividends and participation in profits, net of reinsurance	6	**5,234**	2,400
Underwriting and policy acquisition costs, net of reinsurance	6	**3,706**	3,709
Administrative expense		**1,820**	1,955
Other operating expense		**943**	923
Amortization and impairments of intangible assets		**125**	194
Interest expense on debt	10	**223**	166
Interest credited to policyholders and other interest		**536**	469
Total benefits, losses and expenses		**28,812**	26,110
Net income before income taxes		**3,043**	2,301
Income tax expense	7	**(1,188)**	(763)
Net income		**1,855**	1,538
Net income attributable to minority interests		**(56)**	(54)
Net income attributable to shareholders		**1,799**	1,484
of which: – attributable to common stockholders		**1,778**	1,468
– attributable to preferred securities holders		**21**	16
in USD			
Basic earnings per share		**12.37**	10.24
Diluted earnings per share		**12.29**	10.16
in CHF			
Basic earnings per share		**14.87**	12.95
Diluted earnings per share		**14.77**	12.84

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

in USD millions, as of

Assets	Notes	06/30/05	12/31/04
Investments			
Cash and cash equivalents		**23,176**	22,457
Trading equity portfolios in capital markets and banking activities		**2,155**	2,773
Equity securities		**81,979**	83,315
Debt securities		**128,849**	131,370
Investments in associates		**677**	645
Other investments		**36,963**	41,595
Total investments	4	**273,799**	282,155
Reinsurers' share of reserves for insurance contracts	9	**21,387**	20,919
Deposits made under assumed reinsurance contracts		**2,667**	3,282
Deferred policy acquisition costs	8	**10,745**	11,281
Deferred origination costs		**691**	736
Accrued investment income		**2,335**	2,614
Receivables		**10,186**	13,121
Derivative trading assets and other assets		**2,323**	3,095
Mortgage loans given as collateral		**3,504**	4,135
Deferred tax assets	7	**4,179**	4,211
Assets held for sale	5	**3,943**	–
Fixed assets		**1,788**	2,116
Goodwill		**625**	744
Other intangible assets		**2,260**	2,477
Total assets		**340,432**	350,886

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Liabilities and equity	Notes	06/30/05	12/31/04
Liabilities			
Reserve for premium refunds		**630**	820
Liabilities for investment contracts		**37,413**	40,046
Deferred profit on inception of reinsurance contracts		**123**	130
Deposits received under ceded reinsurance contracts		**3,370**	4,276
Deferred front-end fees		**4,663**	4,912
Reserves for insurance contracts	9	**219,807**	227,087
Obligation to repurchase securities		**5,761**	5,009
Accrued liabilities		**2,139**	2,605
Derivative trading liabilities and other liabilities		**21,848**	24,887
Collateralized loans		**3,504**	4,135
Deferred tax liabilities	7	**6,224**	5,718
Liabilities held for sale	5	**3,072**	–
Debt related to capital markets and banking activities	10	**3,164**	3,880
Senior and subordinated debt	10	**5,993**	5,871
Total liabilities		**317,711**	329,376

Equity	Notes	06/30/05	12/31/04
Common stock		**186**	635
Treasury stock		**(1)**	(1)
Additional paid-in capital		**10,284**	10,288
Net unrealized gains on investments	4	**1,654**	1,075
Cumulative translation adjustment		**92**	755
Retained earnings		**8,623**	6,822
Common stockholders' equity		**20,838**	19,574
Preferred securities		**1,096**	1,096
Shareholders' equity		**21,934**	20,670
Minority interests		**787**	840
Total equity		**22,721**	21,510
Total liabilities and equity		**340,432**	350,886

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated statements of cash flows (unaudited)

in USD millions, for the six months ended June 30

	2005	2004
Cash flows from operating activities		
Net income attributable to shareholders	**1,799**	1,484
Adjustments for:		
Net capital gains on investments and impairments	**(4,409)**	(1,655)
Net loss on divestments of businesses	**13**	14
Equity in income of investments in associates	**(96)**	(85)
Depreciation, amortization and impairments of fixed and intangible assets	**220**	297
Other non-cash items	**(19)**	(14)
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	**(434)**	(282)
Deferred origination costs	**(6)**	2
Reinsurers' share of reserves for insurance contracts	**(1,225)**	(172)
Deposits made under assumed reinsurance contracts	**602**	232
Deposits received under ceded reinsurance contracts	**(735)**	(247)
Receivables and payables	**(279)**	(581)
Net changes in trading securities	**339**	1,326
Reserves for insurance contracts	**9,292**	6,983
Liabilities for investment contracts	**105**	(2,005)
Deferred income tax, net	**645**	107
Net changes in other operational assets and liabilities	**201**	1,308
Net cash provided by operating activities	**6,013**	6,712
Cash flows from investing activities		
Sales and maturities:		
Debt securities	**34,767**	32,689
Equity securities	**19,598**	15,303
Other (primarily other investments and fixed assets)	**4,953**	4,149
Purchases:		
Debt securities	**(39,824)**	(39,809)
Equity securities	**(18,775)**	(15,748)
Other (primarily other investments and fixed assets)	**(4,641)**	(5,368)
Investments in associates, net	**41**	66
Acquisitions of companies, net of cash acquired	**(1)**	–
Divestments of companies, net of cash balances	**17**	1,559
Dividends from associates	**1**	17
Net cash used in investing activities	**(3,864)**	(7,142)

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

	2005	2004
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	**1,130**	935
Dividends on preferred securities paid to shareholders	**(21)**	(16)
Redemption of preferred securities by subsidiaries	**–**	(195)
Issuance of debt	**630**	779
Payments on debt outstanding	**(712)**	(2,471)
Net cash provided by/(used in) financing activities	**1,027**	(968)
Effect of exchange rate changes on cash and cash equivalents	**(1,199)**	(156)
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	**1,977**	(1,554)
Change in cash received as collateral for securities lending	**(800)**	5,607
Cash and cash equivalents reclassified to assets held for sale	**(458)**	–
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	**22,457**	15,889
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**23,176**	19,942

Other supplementary cash flow disclosures
in USD millions

	2005	2004
Other interest income received	**3,979**	3,541
Dividend income received	**985**	782
Other interest expense paid	**(706)**	(592)
Income tax paid	**(553)**	(356)

As of June 30, 2005 and 2004, cash and cash equivalents restricted as to use were USD 436 million and USD 605 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 3,611 million and USD 3,507 million as of June 30, 2005 and December 31, 2004, respectively. The balances of cash received as collateral for securities lending were USD 4,397 million and USD 5,197 million as of June 30, 2005 and December 31, 2004, respectively.

Cash and cash equivalents comprise the following:
in USD millions

	2005	2004
Cash at bank and in hand	**8,335**	6,504
Cash equivalents	**10,444**	7,792
Cash received as collateral for securities lending	**4,397**	5,646
Balance as of June 30	**23,176**	19,942

Cash and cash equivalents of Universal Underwriters Group and other Group entities reclassified to assets held for sale
in USD millions, for the six months ended June 30, 2005

Net cash provided by operating activities	**326**
Net cash provided by investing activities	**22**
Cash and cash equivalents as of January 1, 2005	**110**
Cash and cash equivalents reclassified to assets held for sale as of June 30, 2005	**458**

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated statements of changes in equity (unaudited)

in USD millions, except number of shares, for the six months ended June 30

	Number of common shares issued	Common stock
As of December 31, 2003, as previously reported	144,006,955	923
Implementation of new and revised IFRS accounting standards:		
– IFRS 4	–	–
– IAS 28/31	–	–
– IAS 32/39	–	–
Total adjustment due to implementation of new and revised IFRS accounting standards[1]	–	–
As of December 31, 2003, restated	144,006,955	923
Change in net unrealized gains/(losses) on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net unrealized losses on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock	–	(288)
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Net changes in capitalization and minority interests	–	–
As of June 30, 2004, restated	144,006,955	635
As of December 31, 2004, as previously reported	144,006,955	635
Implementation of new and revised IFRS accounting standards:		
– IFRS 4	–	–
– IAS 27	–	–
– IAS 28/31	–	–
– IAS 32/39	–	–
Total adjustment due to implementation of new and revised IFRS accounting standards[1]	–	–
As of December 31, 2004, restated	144,006,955	635
Write-off of negative goodwill (IFRS 3)	–	–
Change in net unrealized gains on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net unrealized gains/(losses) on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock[2]	–	(449)
Share-based payment transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Net changes in capitalization and minority interests	–	–
As of June 30, 2005	**144,006,955**	**186**

[1] Implementation of new and revised accounting standards as discussed in note 3.
[2] As approved by the Annnual General Meeting on April 19, 2005, the share capital was reduced by a nominal value reduction of CHF 4.00 from CHF 6.50 to CHF 2.50 in respect of each registered share. The payment to shareholders was made on July 4, 2005.

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Treasury stock	Additional paid-in capital	Net unrealized gains/(losses) on investments	Cumulative translation adjustment	Retained earnings	Preferred securities	Total shareholders' equity	Minority interests	Total equity
(6)	10,208	862	152	5,699	1,096	**18,934**	969	**19,903**
–	–	–	–	(1,320)	–	**(1,320)**	–	**(1,320)**
–	–	–	–	19	–	**19**	–	**19**
–	–	–	–	(4)	–	**(4)**	–	**(4)**
–	–	–	–	(1,305)	–	**(1,305)**	–	**(1,305)**
(6)	10,208	862	152	4,394	1,096	**17,629**	969	**18,598**
–	–	(981)	–	–	–	**(981)**	2	**(979)**
–	–	(9)	(86)	–	–	**(95)**	(45)	**(140)**
–	–	(990)	(86)	–	–	**(1,076)**	(43)	**(1,119)**
–	–	–	–	–	–	**(288)**	–	**(288)**
–	(14)	–	–	–	–	**(14)**	–	**(14)**
4	45	–	–	–	–	**49**	–	**49**
–	–	–	–	1,484	–	**1,484**	54	**1,538**
–	–	–	–	(16)	–	**(16)**	(5)	**(21)**
–	–	–	–	–	–	**–**	(215)	**(215)**
(2)	10,239	(128)	66	5,862	1,096	**17,768**	760	**18,528**
(1)	10,288	1,075	840	8,248	1,096	**22,181**	846	**23,027**
–	–	–	(85)	(1,443)	–	**(1,528)**	–	**(1,528)**
–	–	–	–	–	–	**–**	(6)	**(6)**
–	–	–	–	21	–	**21**	–	**21**
–	–	–	–	(4)	–	**(4)**	–	**(4)**
–	–	–	(85)	(1,426)	–	**(1,511)**	(6)	**(1,517)**
(1)	10,288	1,075	755	6,822	1,096	**20,670**	840	**21,510**
–	–	–	–	23	–	**23**	–	**23**
–	–	654	–	–	–	**654**	11	**665**
–	–	(75)	(663)	–	–	**(738)**	(111)	**(849)**
–	–	579	(663)	–	–	**(84)**	(100)	**(184)**
–	–	–	–	–	–	**(449)**	–	**(449)**
–	(4)	–	–	–	–	**(4)**	–	**(4)**
–	–	–	–	1,799	–	**1,799**	56	**1,855**
–	–	–	–	(21)	–	**(21)**	(12)	**(33)**
–	–	–	–	–	–	**–**	3	**3**
(1)	**10,284**	**1,654**	**92**	**8,623**	**1,096**	**21,934**	**787**	**22,721**

1. Basis of presentation

These half year consolidated financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting." The accounting policies used to prepare these consolidated financial statements comply with International Financial Reporting Standards (IFRS), and are consistent with those set out in the notes to the Annual Report 2004 of Zurich Financial Services Group (the Group), except for new and revised accounting standards implemented in 2005. These resulted in restatement of certain 2004 amounts and are discussed in note 3. In addition, certain reclassifications have been made to prior period amounts and segment disclosures to conform to the presentation in the Group's Annual Report 2004 and to the current period presentation. These reclassifications have no effect on the previously reported net income.

These unaudited half year consolidated financial statements should be read in conjunction with the Group's Annual Report 2004. The Group's independent auditors have carried out a review of these unaudited half year consolidated financial statements. Their review report is set out on page 49.

Certain amounts recorded in the half year consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

Segment information
In the Annual Report 2004, the Group's primary reporting segments were defined as General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Center. The only change to these primary segments in 2005 was to rename Corporate Center to Corporate Functions. However, to be consistent with the Group's management structure, the following transfers between primary segments have been made for 2005 financial reporting:

- Farmers Re business from General Insurance to Other Businesses;
- Group Reinsurance business relating to certain European run-off operations from Corporate Functions to Other Businesses;
- Certain investments of Farmers New World Life from Life Insurance to Farmers Management Services;
- The Reinsurance businesses of various Group entities from Corporate Functions to Other Businesses or General Insurance.

The Group's secondary reporting format for segment reporting is geographic. In 2004 these secondary segments were North America Corporate, North America Consumer, Continental Europe, UKISA, Rest of the World and Centrally Managed Businesses. For 2005 financial reporting, these regions have been aligned to better reflect management responsibility and are North America, Europe, International Businesses and Centrally Managed Businesses.

The 2004 results have been restated to reflect these changes.

2. Foreign currency translation and transactions

The table below summarizes the principal exchange rates that have been used for translation purposes. The net losses on foreign currency transactions included in the consolidated operating statements were USD 60 million and USD 47 million for the six months ended June 30, 2005 and 2004, respectively.

Table 2
Principal exchange rates
USD per foreign currency unit

	Balance sheets as of		**Operating statements and cash flows for the six months ended**	
	06/30/05	12/31/04	**06/30/05**	06/30/04
Euro	**1.2101**	1.3555	**1.2860**	1.2274
Swiss franc	**0.7802**	0.8769	**0.8316**	0.7907
British pound sterling	**1.7917**	1.9183	**1.8744**	1.8225

3. Implementation of new and revised accounting standards and adjustments in 2005 (IFRS restatement)

As presented on May 3, 2005, the Group has implemented several new and revised accounting standards within the International Financial Reporting Standards (IFRS) framework, which became effective January 1, 2005.

The International Accounting Standards Board (IASB) issued IFRS 4 "Insurance Contracts" on March 31, 2004. The publication of this standard provides, for the first time, guidance on accounting for insurance contracts. This standard applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds, except for specified contracts covered by other IFRS standards. The most significant change as a result of the adoption of the standard is the re-classification of certain contracts as financial instruments and hence the application of IAS 39 to these contracts. The adoption of IFRS 4 does not provide comprehensive guidance on the accounting treatment for insurance contracts, and as such the Group will continue to apply US GAAP in certain circumstances where IFRS is silent.

IAS 39 "Financial Instruments: Recognition and Measurement" was revised in December 2003 as part of the IASB's project to improve IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39. A further amendment was made in March 2004. The changes related to Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The most significant changes are as follows:

- The standard clarifies that the evaluation of the transfer of risks and rewards of ownership precedes the evaluation of the transfer of control for all derecognition transactions.
- The standard permits an entity to designate any financial asset or financial liability on initial recognition as one to be measured at fair value, with changes in fair value recognized in profit or loss. To impose discipline on this categorization, an entity is precluded from reclassifying financial instruments into or out of this category.
- The standard provides additional guidance about how to determine fair values using valuation techniques.
- The standard clarifies that an impairment loss is recognized only when it has been incurred. It also provides additional guidance on what events provide objective evidence of impairment for investments in equity instruments.
- Hedges of firm commitments are to be treated as fair value hedges rather than cash flow hedges. However, the standard clarifies that a hedge of the foreign currency risk of a firm commitment can be treated as either a cash flow hedge or a fair value hedge.

The IASB issued IFRS 3 "Business Combinations" on March 31, 2004. In accordance with the transitional provisions of the standard, the Group has applied this standard to business combinations for which the agreement date is on or after March 31, 2004. The remaining requirements of IFRS 3 have been adopted as of January 1, 2005. The most significant changes required by this standard are:

- All business combinations within its scope are to be accounted for using the purchase method, previously IAS 22 permitted business combinations to be accounted for using the pooling of interests method in certain circumstances.
- The acquiree's identifiable assets, liabilities and contingent liabilities are to be recognized as part of allocating the cost of the combination to be measured initially by the acquirer at their fair values at the acquisition date. Therefore, any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items.
- Goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, goodwill is not amortised and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

Upon adoption of IFRS 3, the Group wrote back USD 23 million of negative goodwill.

IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" were revised in March 2004 by the IASB as part of the IASB project resulting in the publication of IFRS 3 "Business Combinations." Consistent with the Group's adoption of IFRS 3, the revised standards were adopted as of January 1, 2005.

The IASB issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" on March 31, 2004. The standard adopts the classification "held for sale", introduces the concept of a disposal group, and specifies that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. It also replaces IAS 35 regarding the accounting treatment for discontinued operations. The most significant impact for the Group was the re-classification of some of its assets and liabilities as "held for sale."

IAS 27 "Consolidated and Separate Financial Statements" was revised in March 2004. The adoption of the revised guidance with respect to the consolidation requirements of venture capital organizations, mutual funds and similar entities resulted in an equivalent gross-up of the Group's assets and liabilities to reflect the liabilities to third parties and minority interests. Also, IAS 27 revised requires the disclosure of minority interests within equity separately from the parent shareholders' equity.

The accounting policy for securities lending has been changed, primarily driven by the revised IFRS standards which led the Group to review its previous policy and make changes to the criteria for recognizing collateral received as part of securities lending arrangements. As a result of the Group having future economic benefits and retaining significant risk and rewards of the cash collateral received, the Group now has to recognize both cash collateral and an equal and offsetting liability related to the cash collateral. No income effect resulted from the change in this policy.

As a result of the adoption of the above noted new and amended accounting standards, the 2004 comparatives have been restated as summarized in the following tables.

Effect of new and revised accounting standards and adjustments implemented in 2005 (IFRS restatement)

Table 3.1
Consolidated operating statement for the six months ended June 30, 2004 IFRS restatement (unaudited) – reconciliation to previously reported financial information
in USD millions, for the six months ended June 30, 2004

	As reported[1]	IFRS 4	Other IAS/IFRS	Restated
Net income attributable to shareholders[2]	1,448	36	–	1,484

[1] As published in the Annual Report 2004.
[2] Revised IAS 1 changed the bottom line from "Net income", as described, to "Net income attributable to shareholders."

Table 3.2
Consolidated balance sheet as of December 31, 2004 IFRS restatement (unaudited) – reconciliation to previously reported financial information
in USD millions, as of December 31, 2004

	As reported[1]	IFRS 4	Other IAS/IFRS	Restated
Shareholders' equity	22,181	(1,528)	17	20,670
Total equity	23,027	(1,528)	11	21,510

[1] As published in the Annual Report 2004.

4. Investments

A summary of net investment income and net capital gains and losses and impairments is given below.

Table 4.1
Investment result
in USD millions, for the six months ended June 30

	Net investment income		Net capital gains/(losses) and impairments[1]		Investment result	
	2005	2004	**2005**	2004	**2005**	2004
Cash and cash equivalents	**310**	163	**2**	5	**312**	168
Equity securities	**1,069**	857	**3,289**	1,159	**4,358**	2,016
Debt securities	**2,807**	2,665	**802**	2	**3,609**	2,667
Investments in associates	**96**	85	**(5)**	(77)	**91**	8
Other investments:						
Short-term investments	**48**	56	**2**	–	**50**	56
Investments held by investment companies	**5**	7	**126**	167	**131**	174
Real estate held for investment	**404**	408	**256**	168	**660**	576
Mortgage loans, policyholders' collateral and other loans	**567**	500	**93**	143	**660**	643
Other[2]	**84**	79	**(156)**	88	**(72)**	167
Investment result, gross	**5,390**	4,820	**4,409**	1,655	**9,799**	6,475
Investment expenses[3]	**(320)**	(417)	**–**	–	**(320)**	(417)
Investment result, net	**5,070**	4,403	**4,409**	1,655	**9,479**	6,058

[1] Impairments on total investments amounted to USD 35 million and USD 55 million for the six months ended June 30, 2005 and 2004, respectively.
[2] Including net capital gains/(losses) on derivative financial instruments of USD (159) million and USD 12 million for the six months ended June 30, 2005 and 2004, respectively.
[3] Including rental operating expenses for real estate held for investment of USD 72 million and USD 80 million for the six months ended June 30, 2005 and 2004, respectively.

The details of the investment balances as of June 30, 2005 and December 31, 2004 are given in the tables below.

Table 4.2
Breakdown of total investments
as of

	06/30/05		12/31/04	
	USD millions	**% of total**	USD millions	% of total
Cash and cash equivalents	**23,176**	**8.5%**	22,457	8.0%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Trading	**2,351**	**0.9%**	2,843	1.0%
of which:				
Trading equity portfolios in capital markets and banking activities	***2,155***	***0.8%***	*2,773*	*1.0%*
Fair value through profit and loss	**70,682**	**25.8%**	71,087	25.2%
Available-for-sale	**11,101**	**4.0%**	12,158	4.3%
Total equity securities	**84,134**	**30.7%**	86,088	30.5%
Debt securities:				
Trading	**485**	**0.2%**	540	0.2%
Fair value through profit and loss	**17,587**	**6.4%**	17,101	6.1%
Available-for-sale	**105,364**	**38.5%**	107,874	38.2%
Held-to-maturity	**5,413**	**2.0%**	5,855	2.1%
Total debt securities	**128,849**	**47.1%**	131,370	46.6%
Investments in associates	**677**	**0.2%**	645	0.2%
Other investments:				
Short-term investments	**1,386**	**0.5%**	1,943	0.7%
Investments held by investment companies	**1,789**	**0.7%**	1,789	0.6%
Real estate held for investment	**11,797**	**4.3%**	12,541	4.4%
Mortgage loans	**9,278**	**3.4%**	10,251	3.6%
Policyholders' collateral and other loans	**12,630**	**4.6%**	14,906	5.3%
Other	**83**	**0.0%**	165	0.1%
Total other investments	**36,963**	**13.5%**	41,595	14.7%
Total investments	**273,799**	**100.0%**	282,155	100.0%

As of June 30, 2005 and December 31, 2004 the Group had USD 17,378 million and USD 15,687 million, respectively, of loaned securities outstanding. The restricted cash contains USD 4,397 million and USD 5,197 million of cash collateral received for loaned securities as of June 30, 2005 and December 31, 2004, respectively. The non-cash collateral received for loaned securities was USD 14,678 million and USD 12,543 million as of June 30, 2005 and December 31, 2004, respectively.

Table 4.3
Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities
in USD millions, for the six months ended June 30

	Equity securities		**Debt securities**		**Total**	
	2005	2004	**2005**	2004	**2005**	2004
Gross realized capital gains – available-for-sale	**275**	388	**362**	334	**637**	722
Gross realized capital losses – available-for-sale	**(154)**	(426)	**(81)**	(93)	**(235)**	(519)
Impairments – available-for-sale	**(23)**	(34)	**(7)**	(12)	**(30)**	(46)
Total	**98**	(72)	**274**	229	**372**	157

Table 4.4
Net unrealized gains/(losses) on investments included in shareholders' equity
in USD millions, as of

	Total	
	06/30/05	12/31/04
Equity securities – available-for-sale	**703**	310
Debt securities – available-for-sale	**4,607**	3,635
Other	**(46)**	79
Less amount of net unrealized gains on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	**(2,682)**	(2,234)
Life deferred acquisition costs	**(235)**	(176)
Deferred income taxes	**(657)**	(514)
Minority interests	**(36)**	(25)
Total	**1,654**	1,075

5. Changes in the scope of consolidation

During the six months ended June 30, 2005 and 2004, the Group completed divestments of several businesses and recognized post-completion adjustments.

Table 5.1
Net loss on divestments
in USD millions, for the six months ended June 30

	2005	2004
Consideration received	**83**	1,739
Less: net assets divested	**(99)**	(1,708)
Other income/(costs) related to divestments	**3**	(45)
Net loss on divestments before tax	**(13)**	(14)
Tax effect	**–**	(4)
Net loss on divestments after tax	**(13)**	(18)
Net assets divested		
Cash and cash equivalents	**68**	180
Other assets	**196**	3,955
Insurance liabilities	**(39)**	(515)
Other liabilities	**(126)**	(1,912)
Net assets divested	**99**	1,708

The Group's most significant transactions affecting the scope of consolidation during the six months ended June 30, 2005 and 2004 were as described below.

Changes in 2005
The Group completed the sale of its equity stake in ZC Sterling Corporation to Trident III, L.P, the sale of 10% of the total issued share capital of South African Eagle Insurance Company Limited (SA Eagle), a majority-owned subsidiary, to Royal Bafokeng Finance (RBF), a company wholly-owned by the Royal Bafokeng Nation (RBN), South Africa, the sale of its interest in Zurich National Life Assurance Company Limited in Thailand to National Finance Public Company Limited and the acquisition of the life business portfolio of ING Insurance Argentina, realizing a net loss before tax of USD 17 million. The Group also realized post-completion adjustments for divestments closed in 2004, realizing a net gain before tax of USD 4 million.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group to an investor group led by Hellman & Friedmann LLC. The assets and liabilities of Universal Underwriters Group have been classified as held for sale as of June 30, 2005 in accordance with IFRS 5 (see below). The Group, together with the purchaser, continue to work towards a number of pre-closing conditions which need to be satisfied prior to the closing of the transaction.

In the first six months 2005, the companies divested did not materially contribute to the Group's net income.

Assets and liabilities held for sale
As of January 1, 2005, the Group adopted IFRS 5 resulting in a change in accounting policy and a change in the balance sheet presentation for assets and liabilities held for sale. The following assets and liabilities of Universal Underwriters Group and other Group entities have been classified as held for sale as of June 30, 2005:

Table 5.2
Assets classified as held for sale
in USD millions, as of June 30, 2005

Total investments	**1,238**
of which:	
Cash and cash equivalents	***458***
Deferred policy acquisition costs	**464**
Reinsurers' share of reserves for insurance contracts	**230**
Other assets	**2,011**
Total	**3,943**

Table 5.3
Liabilities classified as held for sale
in USD millions, as of June 30, 2005

Reserves for insurance contracts	**2,557**
Other liabilities	**515**
Total	**3,072**

Net unrealized gains on investments in the Group's shareholders' equity relating to assets held for sale amounted to USD 16 million as of June 30, 2005.

Changes in 2004
During the first six months of 2004, the Group completed the sale of Zurich Insurance (Singapore) Pte. Ltd., the sale of Zürich Krankenversicherung AG (Deutschland), the sale of the Group's stake in Globale Krankenversicherungs-AG, the sale of the insurance portfolio of its subsidiary Zurich Life Philippines, Inc, the sale of McMillan Shakespeare Australia Pty Limited, and the sale of the general insurance (consumer and small commercial lines) and life insurance (consumer and commercial lines) operations in Belgium, recognizing a net loss before tax of USD 15 million. The Group also recognized several post-completion adjustments for divestments completed during or prior to the first six months of 2004, realizing a net gain before tax of USD 1 million.

In the first six months 2004, the companies and businesses divested contributed USD 8 million to the Group's net income.

6. Insurance benefits, losses and expenses

Table 6.1
Insurance benefits and losses
in USD millions, for the six months ended June 30

	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Losses and loss adjustment expenses	**13,330**	12,890	**(2,337)**	(2,004)	**10,993**	10,886
Life insurance death and other benefits	**6,046**	7,409	**(142)**	(137)	**5,904**	7,272
Decrease in future life policyholders' benefits	**(444)**	(1,736)	**(228)**	(128)	**(672)**	(1,864)
Total insurance benefits and losses	**18,932**	18,563	**(2,707)**	(2,269)	**16,225**	16,294
of which:						
Losses and loss adjustment expenses paid	**10,515**	10,425	**(1,752)**	(1,974)	**8,763**	8,451

Table 6.2
Other technical expenses
in USD millions, for the six months ended June 30

	Gross		Ceded		Net	
	2005	2004	**2005**	2004	**2005**	2004
Policyholder dividends and participation in profits	**5,234**	2,399	**–**	1	**5,234**	2,400
Underwriting and policy acquisition costs	**3,899**	4,328	**(193)**	(619)	**3,706**	3,709

7. Income taxes

Table 7.1
Income tax expense – current/deferred split
in USD millions, for the six months ended June 30

	2005	2004
Current	**562**	538
Deferred	**626**	225
Total income tax expense	**1,188**	763

Table 7.2
Income tax expense – policyholders/shareholders split
in USD millions, for the six months ended June 30

	2005	2004
Income tax expense attributable to policyholders	**397**	33
Income tax expense attributable to shareholders	**791**	730
Total income tax expense	**1,188**	763

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue.

Table 7.3
Expected and actual income tax expense

in USD millions, for the six months ended June 30	**2005**	2004
Expected income tax expense	**983**	748
Increase/(reduction) in taxes resulting from:		
Lower taxed income	**(238)**	(138)
Non-deductible expenses	**52**	41
Non-utilizable tax losses	**140**	58
Additional tax expense attributable to life insurance policyholder earnings	**269**	22
Other	**(18)**	32
Actual income tax expense	**1,188**	763

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the weighted average statutory income tax rate.

The weighted average statutory income tax rate for the Group is 32.3% and 32.5% for the six months ended June 30, 2005 and 2004, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the net income before income tax generated in the taxable territories in which the Group operates.

Table 7.4
Deferred income taxes

in USD millions, as of	**06/30/05**	12/31/04
Deferred tax assets		
Deferred tax assets, gross	**4,774**	4,701
Valuation allowance on deferred tax assets	**(595)**	(490)
Deferred tax assets, net	**4,179**	4,211
Deferred tax liabilities	**(6,224)**	(5,718)
Deferred tax liabilities, net	**(2,045)**	(1,507)

The current income tax payable (net of income tax receivable) as of June 30, 2005 and December 31, 2004 was USD 925 million and USD 971 million, respectively.

As of June 30, 2005 and December 31, 2004, respectively, the Group had income tax loss carryforwards of USD 4,570 million and USD 4,835 million available (subject to various statutory restrictions) for use against future taxable income. Deferred tax assets for loss carryforwards of USD 2,802 million and USD 3,300 million were recognized as of June 30, 2005 and December 31, 2004, respectively. No deferred tax assets were recognized in respect of the remaining USD 1,768 million and USD 1,535 million as of June 30, 2005 and December 31, 2004, respectively. The majority of the income tax loss carryforwards expire after five years.

8. Deferred policy acquisition costs

Table 8
Deferred policy acquisition costs

in USD millions	**General Insurance**		**Life Insurance**		**Other segments**[1]		**Total**	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
As of January 1 (opening balance)	**2,143**	1,916	**8,932**	7,858	**206**	303	**11,281**	10,077
Acquisition costs deferred and transfers	**1,624**	1,168	**664**	604	**3**	38	**2,291**	1,810
Amortization charged to income[2]	**(972)**	(951)	**(542)**	(508)	**(30)**	(72)	**(1,544)**	(1,531)
Divestments	**(15)**	(10)	**(12)**	(59)	**–**	–	**(27)**	(69)
Reclassifications to assets held for sale	**(464)**	–	**–**	–	**–**	–	**(464)**	–
Increase/(decrease) due to currency translation	**(114)**	(23)	**(678)**	24	**–**	1	**(792)**	2
As of June 30 (closing balance)	**2,202**	2,100	**8,364**	7,919	**179**	270	**10,745**	10,289

[1] Including eliminations of intersegment transactions.
[2] The portion of amortization being recorded directly to shareholders' equity for Life Insurance was USD (70) million and USD 50 million for the six months ended June 30, 2005 and 2004, respectively.

9. Reserves for insurance contracts

Table 9.1
Reserves for insurance contracts

in USD millions, as of	06/30/05	12/31/04
Gross		
Reserves for losses and loss adjustment expenses	**57,026**	57,765
Reserves for unearned premiums	**14,473**	14,231
Future life policyholders' benefits	**73,771**	81,852
Policyholders' contract deposits and other funds	**21,877**	22,391
Reserves for unit-linked products	**52,660**	50,848
Reserves for insurance contracts	**219,807**	227,087
Ceded		
Reserves for losses and loss adjustment expenses	**(14,475)**	(14,278)
Reserves for unearned premiums	**(2,040)**	(2,097)
Future life policyholders' benefits	**(1,539)**	(1,169)
Policyholders' contract deposits and other funds	**(3,515)**	(3,594)
Reserves for unit-linked products	**–**	–
Reinsurers' share of reserves for insurance contracts	**(21,569)**	(21,138)
Net		
Reserves for losses and loss adjustment expenses	**42,551**	43,487
Reserves for unearned premiums	**12,433**	12,134
Future life policyholders' benefits	**72,232**	80,683
Policyholders' contract deposits and other funds	**18,362**	18,797
Reserves for unit-linked products	**52,660**	50,848
Reserves for insurance contracts	**198,238**	205,949

Table 9.2
Development of reserves for losses and loss adjustment expenses

in USD millions	2005	2004
As of January 1 (opening balance)		
Gross reserves for losses and loss adjustment expenses	**57,765**	51,007
Reinsurers' share	**(14,278)**	(14,036)
Net reserves for losses and loss adjustment expenses	**43,487**	36,971
Net losses and loss adjustment expenses incurred		
Current period	**10,896**	10,230
Prior years	**97**	656
Total	**10,993**	10,886
Net losses and loss adjustment expenses paid		
Current period	**(2,500)**	(2,555)
Prior years	**(6,263)**	(5,896)
Total	**(8,763)**	(8,451)
Divestments of companies and businesses, including transfers to liabilities held for sale	**(1,083)**	(394)
Currency translation effects	**(2,083)**	(517)
As of June 30 (closing balance)		
Net reserves for losses and loss adjustment expenses	**42,551**	38,495
Reinsurers' share	**14,475**	13,908
Gross reserves for losses and loss adjustment expenses	**57,026**	52,403

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the operating statement in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaling USD 156 million and USD 182 million as of June 30, 2005 and December 31, 2004, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Table 9.3
Policyholders' contract deposits and other funds (gross of reinsurance)
in USD millions, as of

	06/30/05	12/31/04
Policyholders' contract deposits and other funds		
Annuities	**1,818**	1,949
Universal life and other investment contracts	**10,739**	11,203
Policyholder dividends	**9,320**	9,239
Total	**21,877**	22,391

The Group, through its subsidiary Kemper Investors Life Insurance Company, has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits.The maximum additional potential liability after reinsurance recoveries that the Group would have under these policies at the balance sheet date as of June 30, 2005, would be USD 513 million (December 31, 2004: USD 451 million). The Group believes the realization of such liability is not likely.

Table 9.4
Equity component of discretionary participation features (DPF)
in USD millions

	2005	2004
As of January 1 (opening balance)	**1,568**	1,627
Change in net unrealized gains/(losses) on investments (excluding effect of initial application of "legal quote" legislation in Switzerland)	**30**	(146)
Initial application of the "legal quote" in Switzerland as of June 30, 2004	**–**	(226)
Change in current period profit	**(3)**	(10)
As of June 30 (closing balance)	**1,595**	1,245

The Group sells certain insurance and investment contracts containing benefit features for which the amount and timing of declaration and payment are at the discretion of the management of the Group. These benefits may exceed contractual or regulatory minimum participation levels for such contracts, with the remainder allocated to the Group. The table above shows the change in the amount of funds surplus available to the Group after allocations to policyholder liabilities, and which have not yet been declared for bonus. As the investment funds underlying the DPF contracts fluctuate in value, and the bonus paid to policyholders may exceed the contractual or legal minimum, the ultimate DPF amount of this component of discretionary participation features accreting to the Group may differ in amount to that disclosed.

10. Debt

Table 10.1
Debt
in USD millions, as of

		06/30/05	12/31/04
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Notes and loans payable, due within 2005	**2,323**	2,873
	Notes and loans payable, due 2006–2014	**744**	726
	Notes and loans payable, due after 2014	**–**	150
Dunbar Bank	Short-term borrowings	**20**	19
Centre Solutions (Bermuda) Ltd.	Various debt instruments	**77**	112
Debt related to capital markets and banking activities		**3,164**	3,880
b) Senior debt			
Zurich Finance (USA), Inc.	2.75% CHF bond, due July 2006	**390**	438
	3.5% CHF bond, due July 2008	**234**	263
	4.5% EUR bond, due September 2014	**1,197**	1,342
Kemper Corporation	Various debt instruments, due in 2009	**27**	27
Zurich Insurance Company	3.875% CHF bond, due July 2011	**780**	880
	Various borrowings and notes	**114**	99
Other	Various short- and medium-term debt instruments	**254**	306
Senior debt		**2,996**	3,355
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037	**1,000**	1,000
Zurich Finance (UK) p.l.c.	6.625% GBP bond, undated notes	**793**	848
Zurich Finance (USA), Inc.	5.75% EUR bond, due October 2023	**596**	668
	4.50% EUR bond, due June 2025	**608**	–
Subordinated debt		**2,997**	2,516
Total senior and subordinated debt		**5,993**	5,871
Total debt		**9,157**	9,751

On June 15, 2005, Zurich Finance (USA), Inc. issued a 4.5% EUR 500 million bond under the Group's Euro Medium Term Note (EMTN) Programme, guaranteed by Zurich Insurance Company on a subordinated basis. The bond is due in 2025 and is callable from June 15, 2015. The coupon is fixed until June 15, 2015, and will then become floating at the three month Euribor plus a spread of 2.2%. In line with the Group's policy of managing its interest rate risk and foreign currency exposure, cross-currency interest rate swaps have been used for fair value hedging of this debt until the first call date. After taking into account the cross-currency interest rate swaps, this issuance has become a floating rate US dollar obligation, with a variable rate coupon being reset every six months.

The size of the Group's EMTN Programme, which allows for the potential issuance of senior and subordinated notes, was increased on March 10, 2005 from a maximum of USD 4 billion to a maximum of USD 6 billion. Issuing entities under the EMTN Programme include Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

Table 10.2

Maturity schedule of outstanding debt

in USD millions	**2005**
2005 (six months)	**2,468**
2006	**563**
2007	**620**
2008	**273**
2009	**120**
after 2009	**5,113**
Total	**9,157**

Table 10.3

Interest expense on debt

in USD millions, for the six months ended June 30	**2005**	2004
Debt related to capital markets and banking activities	**54**	37
Senior debt	**71**	45
Subordinated debt	**98**	84
Total	**223**	166

11. Segment information

Table 11.1

Operating statements by business segment
in USD millions, for the six months ended June 30

	General Insurance		Life Insurance	
	2005	2004	**2005**	2004
Revenues				
Direct written premiums and policy fees	**17,963**	17,918	**5,413**	5,440
Assumed written premiums	**672**	548	**47**	32
Gross written premiums and policy fees	**18,635**	18,466	**5,460**	5,472
Less premiums ceded to reinsurers	**(2,917)**	(3,527)	**(323)**	(286)
Net written premiums and policy fees	**15,718**	14,939	**5,137**	5,186
Net change in reserves for unearned premiums	**(1,813)**	(1,860)	**6**	(5)
Net earned premiums and policy fees	**13,905**	13,079	**5,143**	5,181
Farmers management fees	**–**	–	**–**	–
Net investment income	**1,330**	1,082	**3,362**	3,095
Net capital gains on investments and impairments	**117**	95	**3,811**	1,095
Net gain/(loss) on divestments of businesses	**(20)**	(46)	**(9)**	41
Other income	**170**	232	**396**	408
Total revenues	**15,502**	14,442	**12,703**	9,820
Intersegment transactions	**(490)**	(259)	**(71)**	(87)
Benefits, losses and expenses				
Losses and loss adjustment expenses, net of reinsurance	**10,186**	9,556	**39**	44
Life insurance death and other benefits, net of reinsurance	**49**	52	**5,438**	6,860
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**3**	6	**(870)**	(1,780)
Insurance benefits and losses, net of reinsurance	**10,238**	9,614	**4,607**	5,124
Policyholder dividends and participation in profits, net of reinsurance	**4**	3	**5,115**	2,077
Underwriting and policy acquisition costs, net of reinsurance	**2,235**	1,962	**868**	949
Administrative and other operating expenses	**1,311**	1,358	**664**	637
Amortization and impairments of intangible assets	**46**	55	**51**	86
Interest expense on debt	**117**	90	**16**	18
Interest credited to policyholders and other interest	**83**	80	**361**	359
Total benefits, losses and expenses	**14,034**	13,162	**11,682**	9,250
Net income/(loss) before income taxes	**1,468**	1,280	**1,021**	570

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
–	–	**192**	276	**–**	–	**8**	19	**23,576**	23,653
–	–	**1,718**	2,245	**72**	66	**(131)**	(188)	**2,378**	2,703
–	–	**1,910**	2,521	**72**	66	**(123)**	(169)	**25,954**	26,356
–	–	**(349)**	(221)	**(69)**	(66)	**123**	169	**(3,535)**	(3,931)
–	–	**1,561**	2,300	**3**	–	**–**	–	**22,419**	22,425
–	–	**75**	46	**3**	6	**–**	–	**(1,729)**	(1,813)
–	–	**1,636**	2,346	**6**	6	**–**	–	**20,690**	20,612
1,020	980	**–**	–	**–**	–	**–**	–	**1,020**	980
72	56	**449**	342	**336**	322	**(479)**	(494)	**5,070**	4,403
–	1	**403**	376	**78**	88	**–**	–	**4,409**	1,655
–	–	**7**	(7)	**9**	(2)	**–**	–	**(13)**	(14)
–	12	**130**	156	**358**	196	**(375)**	(229)	**679**	775
1,092	1,049	**2,625**	3,213	**787**	610	**(854)**	(723)	**31,855**	28,411
(1)	(4)	**91**	(128)	**(383)**	(245)	**854**	723	**–**	–
–	–	**771**	1,287	**4**	9	**(7)**	(10)	**10,993**	10,886
–	–	**400**	361	**7**	3	**10**	(4)	**5,904**	7,272
–	–	**134**	(44)	**69**	(47)	**(8)**	1	**(672)**	(1,864)
–	–	**1,305**	1,604	**80**	(35)	**(5)**	(13)	**16,225**	16,294
–	–	**115**	320	**–**	–	**–**	–	**5,234**	2,400
–	–	**612**	796	**(9)**	2	**–**	–	**3,706**	3,709
460	436	**163**	294	**522**	360	**(357)**	(207)	**2,763**	2,878
23	46	**2**	3	**3**	4	**–**	–	**125**	194
–	–	**83**	75	**471**	403	**(464)**	(420)	**223**	166
–	–	**117**	89	**3**	24	**(28)**	(83)	**536**	469
483	482	**2,397**	3,181	**1,070**	758	**(854)**	(723)	**28,812**	26,110
609	567	**228**	32	**(283)**	(148)	**–**	–	**3,043**	2,301

Income tax expense attributable to policyholders	**(397)**	(33)
Income tax expense attributable to shareholders	**(791)**	(730)
Net income	**1,855**	1,538
Net income attributable to minority interests	**(56)**	(54)
Net income attributable to shareholders	**1,799**	1,484

Table 11.2

Assets and liabilities by business segment

in USD millions, as of

	General Insurance		Life Insurance	
	06/30/05	12/31/04	**06/30/05**	12/31/04
Assets				
Total investments	**72,102**	71,627	**171,855**	179,953
Reinsurers' share of reserves for insurance contracts	**14,240**	14,753	**1,733**	1,361
Deposits made under assumed reinsurance contracts	**164**	190	**10**	24
Deferred policy acquisition costs	**2,202**	2,143	**8,364**	8,932
Deferred origination costs	**–**	–	**691**	736
Goodwill	**152**	164	**463**	514
Other related intangible assets[1]	**–**	–	**769**	860
Other assets	**14,442**	14,286	**10,169**	11,344
Total assets after consolidation of investments in subsidiaries	**103,302**	103,163	**194,054**	203,724
Liabilities				
Liabilities for investment contracts	**–**	–	**37,658**	40,288
Reserves for losses and loss adjustment expenses	**50,830**	52,162	**124**	116
Reserves for unearned premiums	**13,583**	13,293	**121**	146
Future life policyholders' benefits	**78**	174	**71,127**	79,234
Policyholders' contract deposits and other funds	**845**	1,038	**14,043**	14,232
Reserves for unit-linked products	**–**	–	**36,645**	34,875
Reserves for insurance contracts	**65,336**	66,667	**122,060**	128,603
Debt related to capital markets and banking activities	**–**	–	**–**	–
Senior debt	**8,087**	8,680	**520**	679
Subordinated debt	**–**	–	**–**	–
Other liabilities	**18,893**	18,521	**22,780**	23,459
Total liabilities	**92,316**	93,868	**183,018**	193,029

[1] Other related intangible assets consists of present value of profits of acquired insurance contracts and attorney-in-fact relationship.

Reserves for insurance contracts, net				
Reserves for losses and loss adjustment expenses	**38,437**	39,344	**103**	95
Reserves for unearned premiums	**11,568**	11,166	**117**	143
Future life policyholders' benefits	**78**	174	**69,443**	77,919
Policyholders' contract deposits and other funds	**832**	1,011	**14,019**	14,211
Reserves for unit-linked products	**–**	–	**36,645**	34,875
Total reserves for insurance contracts, net	**50,915**	51,695	**120,327**	127,243

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
06/30/05	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04	**06/30/05**	12/31/04
3,707	3,037	**35,978**	36,711	**17,553**	17,095	**(27,396)**	(26,268)	**273,799**	282,155
201	199	**6,791**	6,368	**75**	84	**(1,653)**	(1,846)	**21,387**	20,919
–	–	**2,545**	3,122	**7**	7	**(59)**	(61)	**2,667**	3,282
–	–	**179**	206	**–**	–	**–**	–	**10,745**	11,281
–	–	**–**	–	**–**	–	**–**	–	**691**	736
–	–	**5**	60	**5**	6	**–**	–	**625**	744
1,024	1,024	**–**	–	**–**	–	**–**	–	**1,793**	1,884
1,043	950	**3,287**	3,933	**2,036**	1,566	**(2,252)**	(2,194)	**28,725**	29,885
5,975	5,210	**48,785**	50,400	**19,676**	18,758	**(31,360)**	(30,369)	**340,432**	350,886

–	–	**–**	–	**–**	–	**(245)**	(242)	**37,413**	40,046
–	–	**6,767**	6,350	**148**	158	**(843)**	(1,021)	**57,026**	57,765
–	–	**812**	880	**46**	48	**(89)**	(136)	**14,473**	14,231
–	–	**2,813**	2,642	**455**	470	**(702)**	(668)	**73,771**	81,852
–	–	**7,058**	7,197	**–**	–	**(69)**	(76)	**21,877**	22,391
–	–	**16,015**	15,973	**–**	–	**–**	–	**52,660**	50,848
–	–	**33,465**	33,042	**649**	676	**(1,703)**	(1,901)	**219,807**	227,087
–	–	**4,253**	5,009	**–**	–	**(1,089)**	(1,129)	**3,164**	3,880
–	–	**1,111**	1,247	**18,231**	16,655	**(24,953)**	(23,906)	**2,996**	3,355
–	–	**–**	–	**4,348**	3,749	**(1,351)**	(1,233)	**2,997**	2,516
1,769	1,367	**7,729**	9,058	**2,182**	2,045	**(2,019)**	(1,958)	**51,334**	52,492
1,769	1,367	**46,558**	48,356	**25,410**	23,125	**(31,360)**	(30,369)	**317,711**	329,376

Equity		
Common stockholders' equity	**20,838**	19,574
Preferred securities	**1,096**	1,096
Shareholders' equity	**21,934**	20,670
Minority interests	**787**	840
Total equity	**22,721**	21,510
Total liabilities and equity	**340,432**	350,886

–	–	**3,903**	3,938	**114**	113	**(6)**	(3)	**42,551**	43,487
–	–	**745**	817	**5**	9	**(2)**	(1)	**12,433**	12,134
(201)	(199)	**2,447**	2,313	**455**	471	**10**	5	**72,232**	80,683
–	–	**3,563**	3,631	**–**	–	**(52)**	(56)	**18,362**	18,797
–	–	**16,015**	15,973	**–**	–	**–**	–	**52,660**	50,848
(201)	(199)	**26,673**	26,672	**574**	593	**(50)**	(55)	**198,238**	205,949

Table 11.3
Gross written premiums and policy fees, revenues and assets by geographical segment
in USD millions

	Gross written premiums and policy fees for the six months ended June 30		Revenues for the six months ended June 30		Assets as of	
	2005	2004	**2005**	2004	**06/30/05**	12/31/04
North America	**9,500**	9,993	**8,675**	8,513	**66,756**	64,167
Europe	**14,488**	14,219	**20,025**	16,541	**225,062**	236,084
International Businesses	**1,722**	1,772	**1,558**	1,629	**11,713**	11,683
Centrally Managed Businesses	**920**	1,101	**2,175**	2,141	**57,856**	57,674
Eliminations	**(676)**	(729)	**(578)**	(413)	**(20,955)**	(18,722)
Total	**25,954**	26,356	**31,855**	28,411	**340,432**	350,886

Review report of the Group auditors

To the Board of Directors of Zurich Financial Services, Zurich

We have reviewed the half year consolidated financial information (operating statement, balance sheet, statement of cash flows, statement of changes in equity and notes) on pages 27 to 48 of Zurich Financial Services for the six months ended June 30, 2005.

The financial information is the responsibility of the Board of Directors. Our responsibility is to issue a report on the half year consolidated financial information based on our review.

Our review was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Review Engagements (ISREs), which require that a review be planned and performed to obtain moderate assurance about whether the half year consolidated financial information is free from material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated financial information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting."

PricewaterhouseCoopers AG

R Marshall M Humphreys

Zurich, August 17, 2005

Embedded value results – Life Insurance (unaudited)

in USD millions, for the six months ended June 30	United States 2005	2004
Gross new business premiums including deposits	**95**	125
of which:		
Annual premiums	**49**	47
Single premiums	**46**	78
Gross new business annual premiums equivalent (APE)	**54**	55
Embedded value information:		
Opening embedded value	**2,402**	2,555
Operating profit expected from in-force business and net assets, after tax	**76**	88
New business profit, after tax	**26**	31
Operating variance, after tax	**66**	1
Total operating profit, after tax	**168**	120
Economic variance	**(8)**	(31)
Embedded value profit/(loss), after tax	**160**	89
Dividends and capital movements	**(502)**	(361)
Closing embedded value before currency translation effects	**2,060**	2,283
Currency translation effects	**–**	–
Closing embedded value after currency translation effects	**2,060**	2,283
of which:		
Shareholders' net assets	**669**	1,014
Value of business in-force	**1,391**	1,269
After-tax operating return before currency translation effects	**8.9%**	5.5%
After-tax operating return before currency translation effects – annualized	**14.3%**	10.9%
After-tax return on opening embedded value before currency translation effects	**8.4%**	4.1%
After-tax return on opening embedded value before currency translation effects – annualized	**13.8%**	9.5%
Expected return – annualized	**8.0%**	8.0%
New business profit margin (as % of APE)	**48.5%**	56.9%
Embedded value economic assumptions:		
Discount rate	**7.8%**	8.5%
Investment returns before tax:		
Fixed interest	**5.0%**	5.5%
Equities	**7.8%**	8.5%
Property	**–**	–
Expense inflation	**2.0%**	2.8%
Attributed tax rate	**35.0%**	35.0%

Embedded value notes: The above information should be read in conjunction with additional notes on page 54.

Europe											
United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
2,698	2,736	**365**	448	**174**	259	**1,139**	644	**567**	577	**5,038**	4,789
228	205	**240**	254	**37**	45	**79**	63	**47**	44	**680**	658
2,470	2,531	**125**	194	**137**	214	**1,060**	581	**520**	533	**4,358**	4,131
475	458	**252**	274	**51**	67	**185**	120	**99**	97	**1,116**	1,071
6,146	4,270	**1,182**	830	**1,026**	433	**1,139**	1,585	**862**	739	**12,757**	10,412
228	213	**43**	33	**38**	16	**40**	47	**40**	36	**465**	433
20	31	**40**	23	**6**	6	**23**	14	**7**	(1)	**122**	104
(165)	(18)	**(5)**	15	**129**	(29)	**48**	48	**9**	(1)	**82**	16
83	226	**78**	71	**173**	(7)	**111**	109	**56**	34	**669**	553
36	(46)	**(158)**	(77)	**52**	45	**18**	(4)	**(9)**	(22)	**(69)**	(135)
119	180	**(80)**	(6)	**225**	38	**129**	105	**47**	12	**600**	418
(24)	1,046	**61**	61	**(4)**	216	**–**	(578)	**11**	3	**(458)**	387
6,241	5,496	**1,163**	885	**1,247**	687	**1,268**	1,112	**920**	754	**12,899**	11,217
(414)	104	**(125)**	(28)	**(137)**	(6)	**(135)**	(37)	**(20)**	(35)	**(831)**	(2)
5,827	5,600	**1,038**	857	**1,110**	681	**1,133**	1,075	**900**	719	**12,068**	11,215
3,888	3,406	**637**	509	**633**	139	**488**	466	**650**	472	**6,965**	6,006
1,939	2,194	**401**	348	**477**	542	**645**	609	**250**	247	**5,103**	5,209
1.4%	4.3%	**6.6%**	9.0%	**16.9%**	(1.6%)	**9.8%**	9.1%	**6.5%**	4.6%	**5.5%**	5.2%
5.5%	8.9%	**13.6%**	16.0%	**21.3%**	3.5%	**15.4%**	14.2%	**12.0%**	9.4%	**10.4%**	10.2%
2.0%	3.4%	**(6.8%)**	(0.8%)	**21.9%**	8.7%	**11.4%**	8.8%	**5.5%**	1.6%	**5.0%**	3.9%
6.1%	8.0%	**0.2%**	6.3%	**26.3%**	13.7%	**17.0%**	14.0%	**11.0%**	6.4%	**9.8%**	9.0%
7.6%	8.1%	**7.3%**	8.0%	**7.5%**	7.5%	**7.1%**	7.9%	**9.4%**	9.8%	**7.7%**	8.1%
4.2%	6.7%	**15.7%**	8.5%	**12.1%**	8.5%	**12.6%**	12.2%	**6.7%**	(1.0%)	**10.9%**	9.7%
7.3%	8.3%	**7.0%**	8.0%	**7.5%**	7.5%	**6.8%**	7.8%	**9.0%**	9.9%	**7.5%**	8.3%
4.2%	5.2%	**3.3%**	4.5%	**3.1%**	3.5%	**3.3%**	4.6%	**5.2%**	5.8%	**3.7%**	4.6%
6.8%	7.8%	**6.8%**	8.0%	**7.0%**	7.0%	**6.6%**	7.4%	**8.7%**	9.2%	**6.8%**	7.8%
6.5%	7.3%	**4.1%**	5.0%	**4.5%**	4.8%	**5.1%**	5.7%	**7.5%**	8.5%	**4.6%**	5.1%
3.0%	3.0%	**1.7%**	1.6%	**1.0%**	1.0%	**2.9%**	3.4%	**3.0%**	2.6%	**2.4%**	2.5%
30.0%	30.0%	**39.9%**	43.6%	**22.0%**	25.0%	**25.5%**	27.3%	**28.8%**	26.7%	**30.3%**	31.2%

Life Insurance – Rest of Europe by country (unaudited)

in USD millions, for the six months ended June 30
Gross new business premiums including deposits
of which:
Annual premiums
Single premiums
Gross new business annual premiums equivalent (APE)
New business profit, after tax
Total operating profit, after tax
After-tax operating return before currency translation effects
After-tax operating return before currency translation effects – annualized
Expected return – annualized
New business profit margin (as % of APE)

Embedded value notes: The above information should be read in conjunction with additional notes on page 54.

External Review: Deloitte & Touche LLP ("Deloitte"), our consulting actuaries, have considered any changes in methodology and assumptions applied by Zurich Financial Services Group (the Group) and considered the Group's analysis of the changes in embedded value since December 31, 2004 for the main life companies of the Group in the United States, United Kingdom, Switzerland, Germany, Ireland, Italy and Spain. Deloitte have reported to the Group that, based on this limited review, they consider that the methodology remains appropriate, that the Group's assumptions are together reasonable and that the embedded value results for these main life companies as of June 30, 2005 have been compiled in a manner consistent with the results previously reported as of December 31, 2004. For the purpose of this report, Deloitte have performed certain checks on data provided by the Group, but have not verified, and have relied on the underlying data.

	Italy		Spain		Ireland		Other European Countries		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	348	269	**515**	122	**240**	224	**36**	29	**1,139**	644
	9	8	**6**	5	**53**	42	**11**	8	**79**	63
	339	261	**509**	117	**187**	182	**25**	21	**1,060**	581
	43	34	**57**	17	**72**	61	**13**	8	**185**	120
	7	6	**7**	2	**7**	5	**2**	1	**23**	14
	27	13	**30**	22	**35**	34	**19**	40	**111**	109
	7.5%	4.7%	**15.6%**	7.3%	**8.5%**	10.2%	**11.2%**	14.2%	**9.8%**	9.1%
	13.2%	10.8%	**23.2%**	12.1%	**13.6%**	15.6%	**15.6%**	18.5%	**15.4%**	14.2%
	7.3%	8.0%	**7.3%**	8.0%	**6.8%**	7.5%	**7.3%**	8.0%	**7.1%**	7.9%
	16.8%	17.3%	**13.0%**	15.0%	**10.2%**	9.1%	**10.6%**	8.1%	**12.6%**	12.2%

Additional notes to the embedded value results

1. To improve transparency and to reflect management responsibilities, the presentation of the embedded value results has been enhanced. In particular, additional information on the countries within Europe has been disclosed. The results of the United Kingdom include the Isle of Man.
2. The after-tax operating return and after-tax return on opening embedded value have been calculated reflecting the incidence of current-year capital movements in and out of embedded value.
3. For the calculation of the annualized returns it is assumed that the embedded value return in the second half of the year is equal to the expected rate plus the expected value of new business in the second half year (which is assumed to be equal to the new business value in the first half year).
4. The Life Insurance segment includes non-insurance subsidiary companies. Where appropriate, we have included the value of these companies in accordance with our embedded value methodology. Those companies for which no embedded value has been calculated have been included at their shareholders' equity value, as calculated in accordance with IFRS, which represents approximately 3% of the total published embedded value.
5. For both 2004 and 2005, the new business profit and new business premium information are shown gross of any minority holdings although the embedded value is shown net of minority holdings. The minorities share of new business profit is eliminated through "Operating variance, after tax". The minorities share of new business profit mostly relates to our subsidiary Deutscher Herold Lebensversicherung AG. For the entire Life Insurance segment, the new business profit and APE net of minority holdings for the six months ended June 30, 2005, are USD 114 million and USD 1,067 million, respectively.
6. Effective January 1, 2005, in the USA there was a transfer of capital of USD 512 million from Life Insurance to Farmers Management Services, including USD 490 million of surplus notes. The embedded value operating profit includes a net benefit of USD 58 million due to the reduction in cost of capital associated with the transfer of these surplus notes.
7. The United Kingdom new business profit, after tax, decreased for the six months ended June 30, 2005, compared with last year because it was adversely affected by the transitional measures for the repositioning of the Group's UK life business. These transitional measures reduced the new business profit for the six months ended June 30, 2005, by USD 25 million, which corresponds to an effect of 5.3 percentage points on the UK new business profit margin, and 2.2 percentage points on the total new business profit margin.
8. In April 2004, the Group changed the organizational structure of its business units in line with its strategy. As a result, certain life insurance operations have been reclassified to the Other Businesses reporting segment. One of these, Kemper Investors Life Insurance Company (KILICO), has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The Group has recorded provisions for these embedded guarantee features in accordance with its accounting policies set out in the Annual Report 2004. The embedded value related to KILICO as of January 1, 2004 was USD 357 million. The Group has not determined embedded value results for this company since its reclassification into Other Businesses.

Embedded value methodology

The embedded value represents the shareholders' interest, excluding any value from future new business, in the entities included in the Life Insurance segment per the IFRS financial statements. It is the total of the shareholders' interest in the net assets of these life insurance entities and the present value of the projected releases to shareholders arising from the business in-force, less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long-term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience.

All changes in assumptions not classified as "economic" are included in "operating variance."

Gross new business annual premiums equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

Embedded value profit is the change in the embedded value during the period, after adjustment for any dividends and capital movements. The profit is calculated on an after-tax basis.

Embedded value profit consists of the following components, the first two of which in aggregate are referred to as operating profit, after tax:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, and is valued at the point of sale using applicable discount rates;
- the operating profit after tax from existing business, which is equal to:
  - the profit expected from the in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,
  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed in the prior year embedded value, and
  - the impact of changes in assumptions of future operating experience;
- the economic variance, which is equal to:
  - the investment variance caused by differences between the actual and the expected experience over the reporting period, and
  - the change in future economic assumptions, such as changes in discount rates and future investment rates which includes, where appropriate, changes in legislation.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group and Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods applying deterministic projections that do not allow for all of the cost of options and guarantees on a market consistent basis.

Zurich Financial Services registered share data

Key indicators	06/30/05	12/31/04
Number of shares issued with a nominal value of CHF 6.50[1]	**144,006,955**	144,006,955
Number of dividend-bearing shares with a nominal value of CHF 6.50[1]	**144,006,955**	144,006,955
Market capitalization (in CHF millions at end of period)	**31,797**	27,304
Number of authorized stock, CHF 6.50[1] nominal value	**6,000,000**	6,000,000
Number of contingent stock, CHF 6.50[1] nominal value	**6,981,828**	6,981,828

Per share data
in CHF, for the six months ended

	06/30/05	06/30/04
Payment of nominal value reduction per registered share	**4.00[1]**	2.50[2]
Basic earnings per share	**14.87**	12.95
Diluted earnings per share	**14.77**	12.84
Price at end of period	**220.80**	197.75
Price period high	**221.00**	217.75
Price period low	**188.00**	166.25

[1] Nominal value reduction from CHF 6.50 to CHF 2.50 per registered share effective as of July 1, 2005; payment was made on July 4, 2005. Shares with the nominal value of CHF 2.50 per registered share were traded for the first time on July 4, 2005.
[2] Nominal value reduction of CHF 2.50 per registered share was effective as of June 30, 2004. The payment was made on July 1, 2004.

Zurich share performance (indexed) for the first six months in 2005


120%
115%
110%
105%
100%
95%
90%
01/2005
02/2005
03/2005
04/2005
05/2005
06/2005
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

Source: Datastream

Zurich share performance (indexed) since September 4, 2002
In September 2002, Zurich announced a comprehensive action plan to improve the Group's profitability and strengthen its balance sheet. The figure depicts Zurich's share price development since the launch of the program.


300%
250%
200%
150%
100%
50%
0%
09/2002
03/2003
09/2003
03/2004
09/2004
03/2005
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

Source: Datastream

Stock listings and security codes

Place	Nature	Reuters/Bloomberg	Exchange
Zurich	primary listing	ZURN.VX/ZURN VX	–
London	secondary listing	ZURNq.L/ZURN LI	1:1

US American Depositary Receipt (ADR) Program

Depositary	Nature	Reuters/Bloomberg	Exchange
The Bank of New York	ADR level I	ZFSVY.PK/ZFSVY US	10:1

Identification numbers

Swiss Security Number (Valorennummer)	1107539
ISIN (International Securities Identification Number)	CH0011075394
CUSIP	98982M107
U.S. ISIN	US98982M071

Securities Custody Service

Zurich offers its shareholders the opportunity to deposit a range of Zurich Financial Services securities free of charge at SAG SIS Aktienregister AG in Switzerland. The securities deposit regulations as well as the application form for a securities custody account can be downloaded from SAG's Web site: www.sag.ch.

Financial Calendar 2005	**Investors' Day**	September 14, 2005
	Results Reporting for the Nine Months to September 30, 2005	November 17, 2005
	Annual Results Reporting 2005	February 16, 2006
	Annual General Meeting 2006	April 20, 2006
Contacts	**Registered Office**	Zurich Financial Services Mythenquai 2 8022 Zurich, Switzerland
	Media Inquiries	Corporate Communications, Media and Public Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 21 00 E-mail: media@zurich.com
	Investor Inquiries	Investor Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 99 E-mail: investor.relations@zurich.com
		Share Register Services, Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 55 E-mail: shareholder.services@zurich.com
	Corporate Citizenship/ Responsibility Inquiries	Group Corporate Responsibility & Compliance Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 28 74 E-mail: zurich.basics@zurich.com
	Securities Custody Service	Zurich Financial Services, Custody Accounts c/o SAG SIS Aktienregister AG P. O. Box, 4601 Olten, Switzerland Telephone: +41 (0)62 311 61 45 Fax: +41 (0)62 205 39 71 Web site: www.sag.ch
	CDI Holder Inquiries within the Zurich Financial Services corporate nominee service	Lloyds TSB Registrars The Causeway, Worthing West Sussex, BN99 6DA, United Kingdom Nominee Service helpline: 0870 600 3970 Lloyds TSB share dealing helpline: 0870 242 4244 International: +44 121 415 7172 Hard of hearing (text phone, domestic): 0870 600 3915 Web site: www.shareview.co.uk
	General CDI Inquiries	CRESTCo Limited 33 Cannon Street London EC4M 5SB, United Kingdom CREST Service Desk: 0845 964 5648 International: +44 845 964 5648 or +44 20 7849 0199 Web site: www.crestco.co.uk
	American Depositary Receipts	Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY). For more information call BNY's ADR Services Center in the USA +1-888-bny-adrs or outside the USA on +1-610-382-7836. ADR holder assistance may also be obtained from BNY at www.adrbny.com.

The Half Year Report 2005 is available on our Web site: www.zurich.com.



one team. one Zurich – committed to building the future through The Zurich Way

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

The Half Year Report 2005 is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by www.publicis.ch

Typesetting by NZZ Fretz AG, Switzerland

Printed end of August 2005 by St Ives Financial Ltd., England

The paper used in this report is manufactured from pulp sourced from fully sustainable forests, and has been produced without the use of elemental chlorine.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group
Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0)44 625 25 25
www.zurich.com

RECEIVED

2005 SEP 29 P 12:0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Half Year

Zurich Financial Services Group

Rapport semestriel 2005

Principaux chiffres

Le tableau suivant présente le résumé des résultats consolidés du groupe pour les semestres arrêtés aux 30 juin 2005 et 2004, ainsi que les situations financières au 30 juin 2005 et au 31 décembre 2004, respectivement. Les montants de 2004 ont été retraités à la suite de l'application de normes comptables nouvelles et amendées. Certains montants de l'année précédente ont également été reclassés afin de les rendre conformes à la présentation de 2005. Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats de l'exercice annuel.

Compte de résultat consolidé

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes émises brutes et accessoires de primes	**25.954**	26.356	(2%)
Résultat des placements, net[1]	**9.479**	6.058	56%
Bénéfice d'exploitation	**2.305**	1.978	17%
Bénéfice net attribuable aux actionnaires	**1.799**	1.484	21%

Bilan consolidé

en millions d'USD, au	**30.06.05**	31.12.04	Variation
Total des placements	**273.799**	282.155	(3%)
Provisions techniques relatives aux contrats d'assurance	**219.807**	227.087	(3%)
Provisions techniques relatives aux contrats d'assurance et engagements relatifs aux contrats de placement	**257.220**	267.133	(4%)
Dettes prioritaires et subordonnées	**5.993**	5.871	2%
Fonds propres attribuables aux actionnaires	**21.934**	20.670	6%

Assurance dommages – principaux indicateurs de performance

pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Bénéfice d'exploitation (en millions d'USD)	**1.384**	1.260	10%
Ratio combiné	**96,9%**	96,6%	(0,3 pt)

Assurance vie – principaux indicateurs de performance

pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Bénéfice d'exploitation (en millions d'USD)	**536**	440	22%
Marge bénéficiaire des nouvelles affaires (en % de APE)	**10,9%**	9,7%	1,2 pt

Rendement des fonds propres ordinaires (ROE)[2]

rendements pour les périodes arrêtées au	**30.06.05**	30.06.04	31.12.04
Rendement des fonds propres ordinaires (ROE)	**18,4%**	18,5%	13,4%
Rendement du bénéfice d'exploitation sur les fonds propres ordinaires (après impôts)	**16,5%**	16,7%	12,5%

Données par action

pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Bénéfice dilué par action (en CHF)	**14,77**	12,84	15%

[1] Le résultat net des placements comprend les produits nets des placements et les plus-values nettes sur placements, y compris dépréciations.
[2] Les rendements pour les périodes arrêtées aux 30 juin 2005 et 2004 sont annualisés sur une base composée en utilisant les résultats pour les semestres arrêtés au 30 juin. Les rendements pour la période arrêtée au 31 décembre 2004 se rapportent à l'exercice annuel arrêté au 31 décembre 2004. Toutes les mesures de performance pour les périodes de 2004 se basent sur les informations financières retraitées. Le ROE se base sur le bénéfice net attribuable aux actionnaires ordinaires.

Principaux indicateurs de performance

Bénéfice net avant impôts sur le bénéfice
en millions d'USD, pour les semestres arrêtés au 30 juin



2005
2004
3.500
3.000
2.500
2.000
1.500
1.000
500
0
(500)
3.043
2.301
1.468
1.280
1.021
570
609
567
228
32
(283)
(148)
Total
Assurance dommages
Assurance vie
Farmers Mgmt Services
Autres activités
Corporate Functions

Bénéfice d'exploitation
en millions d'USD, pour les semestres arrêtés au 30 juin



2005
2004
3.000
2.500
2.000
1.500
1.000
500
0
(500)
2.305
1.978
1.384
1.260
536
440
609
556
158
35
(382)
(313)
Total
Assurance dommages
Assurance vie
Farmers Mgmt Services
Autres activités
Corporate Functions

Assurance dommages – ratio combiné
en %, pour les semestres arrêtés au 30 juin



2005
2004
120%
115%
110%
105%
100%
95%
90%
85%
80%
96,9
96,6
96,6
90,1
97,6
100,0
94,7
97,4
95,5
93,9
Total[1]
Global Corporate
Amérique du Nord Commercial
Europe Assurance dommages
Activités internationales

[1] Y compris Activités gérées de manière centrale.

Assurance vie – rendement d'exploitation dérivé de la valeur intrinsèque, après impôts – annualisé[1]
in %, pour les semestres arrêtés au 30 juin



2005
2004
25%
20%
15%
10%
5%
0%
10,4
10,2
14,3
10,9
5,5
8,9
13,6
16,0
21,3
3,5
15,4
14,2
12,0
9,4
Total
Etats-Unis
Royaume-Uni
Allemagne
Suisse
Reste de l'Europe
Activités internationales

[1] Avant écarts de conversion.



"Nous avons le plaisir de constater que la qualité de nos résultats s'est améliorée dans toutes les activités de base, les placements du groupe contribuant également à un excellent résultat final. Les principaux éléments à la base de notre forte performance ont été la concentration sur les clients, l'excellence opérationnelle et le développement des talents."

"Le Zurich Way est notre réponse aux défis permanents sur des marchés concurrentiels. Il constitue notre approche pour améliorer les activités essentielles à la réussite de nos affaires."

James J. Schiro, Chief Executive Officer
Zurich Financial Services Group

Lettre aux actionnaires



Manfred Gentz
Chairman of the
Board of Directors



James J. Schiro
Chief Executive Officer

Chers actionnaires,

Nous avons le plaisir de vous présenter les résultats du premier semestre, au cours duquel notre groupe a affiché une performance d'exploitation record, basée sur une souscription robuste, ainsi que sur une gestion disciplinée des dépenses et sur notre forte position en capital. La qualité de nos résultats s'est améliorée, puisque toutes les activités de base ont contribué à l'excellent résultat final. Le bénéfice d'exploitation a progressé de 17% et, pour la première fois, il a franchi la barre des 2,3 milliards de dollars, alors que le bénéfice net attribuable aux actionnaires augmentait de 21% à 1,8 milliard de dollars, générant un rendement des fonds propres ordinaires annualisé de 18,4%.

Ces résultats reflètent notre capacité à tenir nos promesses grâce à notre stratégie de concentration sur nos clients. Nous aspirons à obtenir une croissance rentable en nous focalisant sur quatre segments de marché cibles dans l'assurance dommages et en lançant de nouveaux produits ainsi qu'en redéfinissant notre modèle d'affaire dans l'assurance vie. Nous améliorons notre efficacité opérationnelle et nous avons développé une approche coordonnée afin d'analyser et de gérer les risques et les opportunités spécifiques au domaine de l'assurance.

Dans l'assurance dommages, toutes les activités ont dégagé un résultat technique positif, alors que nous avons maintenu notre position conservatrice quant au provisionnement. Les changements opérés dans l'assurance vie continuent à soutenir le redressement de ce secteur. En conséquence, la marge bénéficiaire des nouvelles affaires s'est améliorée de 1,2 point à 10,9%. Le 1er juin, Openwork a été lancé avec succès au Royaume-Uni et y constitue le plus important réseau de distribution multicanaux. Le niveau de ventes des produits d'assurance vie y est déjà très encourageant.

Farmers Management Services a continué d'afficher une performance record par suite d'une croissance des primes de près de 3% des Farmers Exchanges, que nous gérons sans les détenir. Nous sommes également heureux de voir les Farmers Exchanges sur la voie d'atteindre l'objectif de croissance de leur surplus. Une forte base en capital est vitale pour les Farmers Exchanges dans le but de poursuivre une croissance rentable soutenue et une expansion vers de nouveaux marchés, de même que pour assurer une croissance durable des commissions de gestion.

Notre stratégie consiste à nous concentrer sur un service haut de gamme à la clientèle et sur l'excellence opérationnelle pour générer des rendements attrayants pour nos actionnaires. Le Zurich Way constitue notre approche pour améliorer continuellement les activités essentielles à la réussite de nos affaires, tout en renforçant nos acquis vers une croissance rentable.

Le transfert des best practices non seulement dans les domaines de la souscription, de la gestion des sinistres et du provisionnement, mais aussi au sein des activités de finance et de gestion des talents se situe au cœur de ce processus. Les changements que nous avons introduits avec le Zurich Way visent à nous assurer que nos clients bénéficient du même niveau élevé d'attention et de service, où qu'ils se trouvent et quels que soient leurs besoins. Notre approche encourage également nos employés à agir selon les principes et les valeurs de notre culture unique.

Une série d'initiatives a déjà produit des résultats tangibles. En Europe, nous mettons en œuvre une initiative d'excellence dans le domaine de la vente d'assurances vie. Sur la base de cycles de ventes standardisés et d'outils permettant de mesurer la productivité, le projet pilote suisse a enregistré des résultats très encourageants et durables. De plus, grâce au recours accru à des experts internes, ainsi qu'à l'automatisation des processus et à des contrôles renforcés, nous avons été en mesure de réduire de manière significative le coût moyen des expertises des sinistres automobiles en Allemagne, réalisant des économies qui vont finalement bénéficier à nos clients.

En bref, le Zurich Way nous permet d'être encore plus orientés vers nos clients et nous aide à fournir un meilleur service. La rentabilité de nos branches d'activités s'adressant aux particuliers a bénéficié de nos compétences améliorées dans la souscription, de capacités plus sophistiquées de segmentation de la clientèle et d'un traitement plus rapide des sinistres. Dans les activités Global Corporate, la large palette de nos produits et l'attention accrue portée à la qualité de service a contribué à la rétention actuellement élevée des clients. Les initiatives du Zurich Way devraient générer des améliorations opérationnelles dans les secteurs assurance dommages et assurance vie, à hauteur de 500 millions de dollars en 2005. Elles sont en bonne voie pour atteindre ce résultat. Ces initiatives nous permettent non seulement d'accroître notre résultat final, mais, plus important encore, leur impact combiné est conçu de manière à assurer que les améliorations opérationnelles soient durables dans le temps.

En phase avec notre approche disciplinée de la souscription, nous continuons à souscrire de nouvelles affaires aux marges attractives. Nos outils nous permettent de mieux évaluer les risques et la rentabilité prospective de nos activités. Nous ne reculerons pas devant des choix délicats afin de préserver la qualité de nos revenus. Notre engagement en faveur d'une tarification disciplinée se reflète dans l'évolution des primes au cours du premier semestre. Lorsque nos marges étaient sous pression, nous avons réduit notre exposition tout en préservant d'excellentes affaires ou même en étendant notre présence sur des marchés plus attractifs. Notre objectif consiste à fournir une performance opérationnelle consistante. Nos états financiers montrent que nous disposons de la discipline opérationnelle et de la force financière qui nous permettront d'y parvenir.

Nos employés dévoués sont les meilleurs garants de la poursuite de ces évolutions. Nous les remercions de leurs efforts et nos remerciements s'adressent également à nos actionnaires ainsi qu'à nos clients pour leur loyauté et leur soutien.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Les montants de 2004 ont été retraités à la suite de l'application de plusieurs normes comptables nouvelles et amendées mises en place dans le cadre des International Financial Reporting Standards (IFRS) et entrées en vigueur au 1er janvier 2005. Les détails figurent dans la section "Bases de présentation". Les montants de 2004 ont également été retraités pour les rendre conformes à la présentation actuelle de nos secteurs.

Faits marquants du groupe

Le groupe Zurich Financial Services (le groupe) a réalisé un bénéfice net attribuable aux actionnaires de 1.799 millions de dollars durant le premier semestre 2005, soit une augmentation de 21% par rapport à la même période de 2004, générant un rendement annualisé des fonds propres ordinaires (ROE) de 18,4%. Le bénéfice d'exploitation s'est amélioré de 17% à 2.305 millions de dollars. Ce résultat a été obtenu sur des marchés de plus en plus concurrentiels avec comme conséquence une stagnation des primes. Cela démontre les améliorations que nous avons apportées à nos processus de base et à notre discipline de souscription.

L'assurance dommages a continué à fournir de bons résultats techniques en 2005 grâce à sa diversification. Cette performance a été particulièrement évidente en Europe Assurance dommages et Amérique du Nord Commercial. L'assurance vie a présenté un développement positif et une performance sous-jacente améliorée dans pratiquement toutes ses opérations. Farmers Management Services a continué de dégager une croissance des commissions de gestion et un bénéfice d'exploitation en hausse grâce à une nouvelle augmentation des primes acquises brutes des Farmers Exchanges que nous gérons sans les détenir. Le secteur Autres activités a fourni de solides résultats à la suite des actions de management déployées en 2004 et en 2003 dans la perspective de réduire notre exposition aux risques dans certaines de ces opérations.

Le bénéfice dilué par action pour le premier semestre 2005 a augmenté de 15% à 14,77 francs suisses contre 12,84 francs suisses pour la même période de 2004. Le ROE de 18,4% (annualisé) a augmenté de 5,0 points par rapport au rendement sur la totalité de l'exercice 2004. Notre rendement sur les fonds propres ordinaires du bénéfice d'exploitation après impôts a atteint 16,5% (annualisé), soit une augmentation de 4,0 points par rapport au rendement obtenu lors de l'exercice annuel 2004.

Principaux chiffres de performance

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes émises brutes et accessoires de primes	**25.954**	26.356	(2%)
Résultat des placements, net[1]	**9.479**	6.058	56%
Net de la participation des preneurs d'assurance aux excédents et bénéfices	***4.245***	*3.658*	*16%*
Bénéfice d'exploitation	**2.305**	1.978	17%
Bénéfice net avant impôts attribuable aux actionnaires	**2.646**	2.268	17%
Bénéfice net attribuable aux actionnaires	**1.799**	1.484	21%
Ratio combiné assurance dommages	**96,9%**	96,6%	(0,3 pt)
Marge bénéficiaire des nouvelles affaires assurance vie (en % de APE)	**10,9%**	9,7%	1,2 pt
Bénéfice dilué par action (en CHF)	**14,77**	12,84	15%
rendements pour les périodes arrêtées au[2]	**30.06.05**	30.06.04	31.12.04
Rendement des fonds propres ordinaires (ROE)[2]	**18,4%**	18,5%	13,4%
Rendement du bénéfice d'exploitation sur les fonds propres ordinaires (après impôts)[2]	**16,5%**	16,7%	12,5%

[1] Le résultat net des placements comprend les produits nets des placements et les plus-values nettes sur placements, y compris dépréciations.
[2] Les rendements pour les périodes arrêtées aux 30 juin 2005 et 2004 sont annualisés sur une base composée en utilisant les résultats pour les semestres arrêtés au 30 juin. Les rendements pour la période arrêtée au 31 décembre 2004 se rapportent à l'exercice annuel arrêté au 31 décembre 2004. Toutes les mesures de performance pour les périodes de 2004 se basent sur les informations financières retraitées. Le ROE se base sur le bénéfice net attribuable aux actionnaires ordinaires.

Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats de l'exercice annuel.

Aperçu de la performance

Primes émises brutes et accessoires de primes

Les **primes émises brutes et accessoires de primes** de 26,0 milliards de dollars au cours du premier semestre 2005 sont en baisse de 2% contre une baisse de 4% en monnaies locales. Dans l'assurance dommages, les primes ont augmenté de 1% mais, après ajustement des écarts de conversion et des cessions d'activités, elles ont diminué de 1%. En effet, les baisses de volumes dans certaines branches d'activités concurrentielles sont la conséquence de notre politique de ne pas souscrire des affaires ne répondant pas à nos objectifs de tarifs techniques. Les primes acquises nettes ont augmenté de 4% sur une base comparable en raison d'une rétention supérieure de primes. Cela traduit la réduction de nos programmes de réassurance, compte tenu du renforcement de notre bilan. Les primes émises brutes et accessoires de primes dans l'assurance vie se sont maintenues au même niveau en dollars et ont augmenté de 3% après ajustement des effets de la refonte du modèle d'affaire des caisses de pension en Suisse en 2004, de la vente de certaines opérations vie et des écarts de conversion. Les primes émises brutes du secteur Autres activités ont diminué de 24%, découlant principalement d'une nette réduction de la réassurance active de Farmers Re.

Bénéfice d'exploitation

Le **bénéfice d'exploitation** a augmenté de 327 millions de dollars, soit 17%, au cours du premier semestre 2005, pour atteindre 2,3 milliards de dollars. La performance d'exploitation a été soutenue par tous nos secteurs.

- L'**assurance dommages** reste une activité attrayante et profitable, enregistrant une augmentation du bénéfice d'exploitation de 1.260 millions de dollars à 1.384 millions de dollars pour les premiers semestres 2004 et 2005, respectivement. La solide performance technique en Europe Assurance dommages et Amérique du Nord Commercial a été partiellement compensée par les divisions d'affaires Global Corporate et Activités gérées de manière centrale.
- Le bénéfice d'exploitation de l'**assurance vie** a augmenté de 96 millions de dollars pour s'établir à 536 millions de dollars. La performance améliorée reflète la distribution réussie de produits rentables, l'augmentation du produit des placements de même que la réduction des frais d'exploitation, notamment en Europe continentale.
- Notre secteur **Farmers Management Services** a augmenté son bénéfice d'exploitation de 53 millions de dollars, soit 10%, à 609 millions de dollars. Ce résultat est principalement attribuable à la hausse des commissions de gestion suite à la croissance des primes des Farmers Exchanges, que nous gérons sans les détenir.
- Le secteur **Autres activités** a enregistré un bénéfice d'exploitation de 158 millions de dollars, soit une augmentation de 123 millions de dollars par rapport aux 35 millions de dollars dégagés au cours du premier semestre 2004. La plupart des opérations ont contribué à ce résultat positif suite aux actions de management entreprises en 2004 et en 2003 afin de réduire notre exposition aux risques dans certaines de ces opérations.
- Le secteur **Corporate Functions,** qui soutient le groupe par la mise en œuvre du financement et la supervision de la gouvernance, a dû faire face à une évolution défavorable des taux de change, partiellement compensée par une amélioration de la performance des placements et des autres produits. En conséquence, la perte d'exploitation a augmenté de 69 millions de dollars, passant à 382 millions de dollars durant le premier semestre 2005.
- Les **produits nets des placements du groupe** ont atteint 4,0 milliards de dollars, soit une augmentation de 10% par rapport à la même période de 2004, contribuant au bénéfice d'exploitation de chacun des secteurs. Ces produits nets des placements ne comprennent pas les produits financiers de 1,0 milliard de dollars obtenus sur les produits "unit-linked", pour lesquels le risque de placement est assumé par les preneurs d'assurance.
- Le **rendement (après impôts) du bénéfice d'exploitation sur les fonds propres ordinaires** s'est amélioré de 4,0 points à 16,5% (annualisé) durant le premier semestre 2005 par rapport à 12,5% pour la totalité de l'exercice 2004.

Bénéfice net attribuable aux actionnaires

Le **bénéfice net attribuable aux actionnaires** a augmenté de 315 millions de dollars, soit 21%, pour atteindre 1,8 milliard de dollars au cours du premier semestre 2005 par rapport à 1,5 milliard de dollars pour la même période de 2004. Outre les facteurs mentionnés ci-dessus pour le bénéfice d'exploitation, le bénéfice net attribuable aux actionnaires a été influencé par ce qui suit:

- Les **plus-values nettes sur placements du groupe, y compris dépréciations,** ont augmenté de 747 millions de dollars pour atteindre 1,0 milliard de dollars. Ces plus-values, qui sont essentiellement distribuées aux preneurs d'assurance vie, proviennent pour l'essentiel de la bonne tenue des marchés des obligations et des actions.
- Le **taux fiscal effectif sur le bénéfice net attribuable aux actionnaires** s'est monté à 29,9% par rapport à 32,2% pour le premier semestre 2005 et 2004, respectivement. Le **taux fiscal effectif** global du groupe prend en compte l'impact des charges fiscales imputables aux preneurs d'assurance dans certaines juridictions et a augmenté de 5,8 points à 39,0% pour le premier semestre 2005.

ROE

Notre **rendement des fonds propres ordinaires (ROE)** s'est amélioré de 5,0 points à 18,4% (annualisé) pour le premier semestre 2005 par rapport au rendement de 13,4% pour l'exercice annuel 2004.

Bénéfice dilué par action

Le **bénéfice dilué par action,** reflétant l'augmentation du bénéfice net attribuable aux actionnaires ordinaires, a augmenté de 15% à 14,77 francs suisses pour le premier semestre 2005 par rapport à 12,84 francs suisses pour la même période de 2004.

Principaux chiffres du bilan

Principaux chiffres du bilan
en millions d'USD, au

	30.06.05	31.12.04	Variation
Placements du groupe	**188.533**	196.457	(4%)
Placements pour produits "unit-linked"	**85.266**	85.698	(1%)
Total des placements	**273.799**	282.155	(3%)
Provisions techniques relatives aux contrats d'assurance hors produits "unit-linked", brutes	**167.147**	176.239	(5%)
Provisions techniques pour produits d'assurance "unit-linked", brutes	**52.660**	50.848	4%
Total des provisions techniques relatives aux contrats d'assurance, brutes	**219.807**	227.087	(3%)
Engagements relatifs aux contrats de placement (essentiellement "unit-linked")	**37.413**	40.046	(7%)
Total des dettes financières et des fonds propres	**28.714**	27.381	5%

Suite à l'annonce de la cession de Universal Underwriters Group (UUG), les actifs et les passifs liés à cette activité ont été répartis en tant qu'actifs et passifs destinés à être cédés dans le bilan consolidé.

- Le **total des placements** a diminué de 8,4 milliards de dollars, soit 3%, au cours du premier semestre 2005, ceci étant principalement dû aux écarts de conversion de 19,0 milliards de dollars et à l'impact de UUG de 1,2 milliard de dollars. Ces diminutions ont été en partie compensées par de nouveaux placements nets résultant de flux de trésorerie positifs liés aux activités d'exploitation et de financement ainsi que d'augmentations des justes valeurs de marché.
- Depuis la fin de l'année 2004, les **provisions techniques brutes relatives aux contrats d'assurance hors produits "unit-linked"** ont diminué de 9,1 milliards de dollars par suite des écarts de conversion (12,3 milliards de dollars) et des effets de UUG (2,6 milliards de dollars), en partie compensés par une augmentation de la provision pour primes non acquises dans l'assurance dommages, reflétant le caractère saisonnier des renouvellements durant le premier semestre 2005.
- Le **total des dettes financières et des fonds propres** a augmenté de 1,3 milliard de dollars et se monte à 28,7 milliards de dollars. L'augmentation des fonds propres est essentiellement due à notre profit au cours du premier semestre 2005 et à une augmentation des plus-values latentes nettes sur placements non incluses dans le compte de résultat. Ces impacts positifs ont été en partie compensés par des écarts de conversion défavorables et par la réduction de la valeur nominale des actions nominatives distribuée aux actionnaires. Par ailleurs, les dettes financières ont augmenté suite à une nouvelle émission d'obligations de 500 millions d'euros en juin 2005 selon les termes du Programme d'emprunts à moyen terme en euros (programme EMTN) du groupe.

Mesure de la performance d'exploitation

Bénéfice d'exploitation

Nous gérons nos centres d'activités sur la base de leurs performances sous-jacentes en utilisant la mesure du bénéfice d'exploitation. Le bénéfice d'exploitation élimine l'impact de la volatilité des marchés financiers ainsi que les autres variables non opérationnelles et nous permet ainsi d'évaluer la performance sous-jacente de chacune des activités.

Le bénéfice d'exploitation reflète les ajustements apportés au bénéfice net avant impôts attribuable aux actionnaires pour les plus-values nettes sur placements y compris dépréciations (à l'exception de Marchés des capitaux et activités bancaires, compris dans le secteur Autres activités, et de certains titres détenus à des fins de couverture économique spécifique), les parts des preneurs d'assurance aux plus-values nettes sur placements dans les affaires vie, et les éléments significatifs découlant de circonstances particulières, y compris les plus-values et moins-values sur cessions d'activités. Le bénéfice d'exploitation ne se substitue pas au bénéfice net tel qu'il est défini dans les International Financial Reporting Standards (IFRS).

Rapprochement entre le bénéfice net avant impôts attribuable aux actionnaires et le bénéfice d'exploitation

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004
Bénéfice net avant impôts attribuable aux actionnaires	**2.646**	2.268
ajusté de:		
Plus-values nettes sur placements, y compris dépréciations, hors Marchés des capitaux et activités bancaires et certains titres détenus à des fins de couverture économique spécifique	**(4.270)**	(1.578)
Attribution aux preneurs d'assurance des plus-values sur placements, nettes, y compris les produits "unit-linked"	**3.952**	1.338
Bénéfice net attribuable aux intérêts minoritaires	**(56)**	(54)
Moins-value sur cessions d'activités, nette	**13**	14
Provision pour restructuration et autres	**20**	(10)
Bénéfice d'exploitation	**2.305**	1.978

Principaux indicateurs de performance

ROE

Notre objectif déclaré à moyen terme est d'atteindre un rendement moyen du capital de 12% sur la base du bénéfice d'exploitation après impôts. Un rendement supérieur du capital dans un secteur peut compenser des rendements inférieurs dans un autre, permettant au groupe d'atteindre le taux cible de 12% in globo. Les rendements du capital générés par les secteurs assurance dommages, assurance vie et Farmers Management Services compensent également certaines dépenses du siège central, les charges d'intérêts et les pertes d'exploitation nettes provenant d'autres activités.

Notre rendement des fonds propres ordinaires (ROE) pour le premier semestre 2005 s'est élevé à 18,4% (annualisé), et notre rendement après impôts du bénéfice d'exploitation sur les fonds propres ordinaires s'est élevé à 16,5% (annualisé).

Assurance dommages

Nous considérons que le ratio combiné et le bénéfice d'exploitation sont les principaux indicateurs de performance pour nos opérations d'assurance dommages.

Assurance dommages – ratio combiné
en %, pour les semestres arrêtés au 30 juin



2005
2004
110%
105%
100%
95%
90%
85%
80%
96,9
96,6
96,6
90,1
97,6
100,0
94,7
97,4
95,5
93,9
n.s.
84,5
Total
Global Corporate
Amérique du Nord Commercial
Europe Assurance dommages
Activités internationales
Activités gérées de manière centrale

Assurance dommages – bénéfice d'exploitation
en millions d'USD, pour les semestres arrêtés au 30 juin



2005
2004
1.600
1.400
1.200
1.000
800
600
400
200
0
(200)
1.384
1.260
248
353
424
240
714
509
116
112
(18)
46
Total
Global Corporate
Amérique du Nord Commercial
Europe Assurance dommages
Activites internationales
Activites gérées de manière centrale

Globalement, le ratio combiné a augmenté de 0,3 point par rapport au premier semestre 2004, à 96,9%. Il correspond à un profit technique net de 437 millions de dollars pour le premier semestre 2005 par rapport à 445 millions de dollars pour le premier semestre 2004. Le **ratio combiné** a été positivement influencé par notre forte performance technique en Europe Assurance dommages et Amérique du Nord Commercial. Ce résultat a été compensé par d'importants sinistres au sein de Global Corporate ainsi que par des pertes techniques de 135 millions de dollars dans la division d'affaires Activités gérées de manière centrale provenant de quelques sinistres spécifiques durant le premier semestre 2005.

Le **bénéfice d'exploitation** a été influencé par les mêmes facteurs, mais a augmenté de 124 millions de dollars pour atteindre 1,4 milliard de dollars en 2005, reflétant une hausse du produit des placements. Nos secteurs de clientèle Amérique du Nord Commercial et Europe Assurance dommages ont enregistré respectivement des augmentations du bénéfice d'exploitation de 77% et 40%.

Assurance vie

Nous considérons que la marge bénéficiaire des nouvelles affaires, le rendement d'exploitation dérivé de la valeur intrinsèque, après impôts, et le bénéfice d'exploitation constituent les principaux indicateurs de performance pour nos opérations d'assurance vie.

Assurance vie – marge bénéficiaire des nouvelles affaires, après impôts (en % de APE)
en %, pour les semestres arrêtés au 30 juin



2005
2004
70%
60%
50%
40%
30%
20%
10%
0%
10,9
9,7
48,5
56,9
4,2
6,7
15,7
8,5
12,1
8,5
12,6
12,2
6,7
(1,0)
Total
Etats-Unis
Royaume-Uni
Allemagne
Suisse
Reste de l'Europe
Activités internationales

Assurance vie – rendement d'exploitation dérivé de la valeur intrinsèque, après impôts – annualisé[1]
en %, pour les semestres arrêtés au 30 juin



2005
2004
25%
20%
15%
10%
5%
0%
10,4
10,2
14,3
10,9
5,5
8,9
13,6
16,0
21,3
3,5
15,4
14,2
12,0
9,4
Total
Etats-Unis
Royaume-Uni
Allemagne
Suisse
Reste de l'Europe
Activités internationales

[1] Avant écarts de conversion.

Le **bénéfice généré par les nouvelles affaires, après impôts,** a augmenté de 18 millions de dollars, passant de 104 millions de dollars à 122 millions de dollars. En conséquence, la **marge bénéficiaire des nouvelles affaires, après impôts,** s'est améliorée de 1,2 point, évoluant de 9,7% à 10,9% durant les premiers semestres de 2004 et 2005, respectivement. Cette amélioration est due principalement à une plus forte rentabilité des nouvelles affaires vie en Allemagne.

Le **rendement d'exploitation dérivé de la valeur intrinsèque, après impôts** et avant écarts de conversion (annualisé) a augmenté de 0,2 point à 10,4% pour le premier semestre 2005, ce qui reflète une amélioration en Suisse, compensée par des rendements plus faibles au Royaume-Uni après repositionnement.

Le **bénéfice d'exploitation** du secteur assurance vie a augmenté de 22%, passant à 536 millions de dollars au cours du premier semestre de 2005, avec des améliorations dans nos affaires en Europe, en particulier en Suisse et en Allemagne.

Assurance vie – bénéfice d'exploitation

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Etats-Unis	**105**	102	3%
Royaume-Uni	**88**	145	(39%)
Allemagne	**55**	18	206%
Suisse	**156**	83	88%
Reste de l'Europe	**91**	72	26%
Activités internationales	**41**	20	105%
Total	**536**	440	22%

Farmers Management Services

Les commissions de gestion, le bénéfice d'exploitation et la marge d'exploitation brute, liés aux primes acquises brutes des Farmers Exchanges, que nous gérons sans les détenir, constituent les principaux indicateurs de performance pour notre secteur Farmers Management Services.

Farmers Management Services

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Commissions de gestion et autres produits assimilés	**1.020**	980	4%
Bénéfice d'exploitation	**609**	556	10%
Marge d'exploitation brute	**52,6%**	53,3%	(0,7 pt)
Primes acquises brutes des Farmers Exchanges	**7.147**	6.943	3%

Impact des conversions des devises

Le groupe opère à l'échelon mondial dans de multiples devises et tente de compenser ses expositions aux devises sur une base économique. Toutefois, étant donné que le groupe a choisi le dollar comme devise pour l'établissement de ses rapports, des différences se produisent lorsque les monnaies locales de fonctionnement sont converties dans la devise de rapport du groupe.

Les tableaux ci-dessous présentent l'impact des conversions des devises sur certains postes de notre compte de résultat consolidé et de notre bilan consolidé. La colonne finale indique le pourcentage de variation reporté pour ces postes-là. Les principaux taux de change figurent dans l'annexe 2 aux états financiers consolidés.

Compte de résultat consolidé

Impact des conversions des devises Variation par rapport à la période précédente, pour le semestre arrêté au 30 juin 2005	**Impact des conversions des devises en millions d'USD**	**en %**	**% de variation en USD**
Primes émises brutes et accessoires de primes	**680**	**2%**	**(2%)**
Primes acquises nettes et accessoires de primes	**549**	**2%**	**–**
Bénéfice net attribuable aux actionnaires	**39**	**2%**	**21%**

Bilan consolidé

Impact des conversions des devises Variation par rapport au 31 décembre 2004, au 30 juin 2005	**Impact des conversions des devises en millions d'USD**	**en %**	**% de variation en USD**
Total des placements	**(19.017)**	**(7%)**	**(3%)**
Provisions techniques relatives aux contrats d'assurance, brutes	**(15.244)**	**(7%)**	**(3%)**
Ecarts de conversion cumulés dans le total des fonds propres	**(849)**	**(4%)**	**n.s.**

Performance des placements

Résultat des placements et placements

Le total des placements qui figure dans le bilan consolidé comprend les placements du groupe pour lesquels le groupe assume tout ou partie du risque de placement et les placements pour produits "unit-linked", pour lesquels les preneurs d'assurance assument la totalité du risque de placement. Les placements pour produits "unit-linked" comprennent les placements détenus pour des engagements relatifs à des contrats d'assurance et de placement, à l'exception des contrats de placement avec participation discrétionnaire gérés en tant que placements du groupe.

Résultat net des placements et placements	**Placements du groupe**		**Placements pour produits "unit-linked"**		**Total**	
en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	**2005**	2004	**2005**	2004
Produits des placements, nets	**4.030**	3.652	**1.040**	751	**5.070**	4.403
Plus-values sur placements, nettes, y compris dépréciations	**1.001**	254	**3.408**	1.401	**4.409**	1.655
Résultat des placements, net[1]	**5.031**	3.906	**4.448**	2.152	**9.479**	6.058
en millions d'USD, au	**30.06.05**	31.12.04	**30.06.05**	31.12.04	**30.06.05**	31.12.04
Placements	**188.533**	196.457	**85.266**	85.698	**273.799**	282.155

[1] Le résultat net des placements, net de la participation des preneurs d'assurance aux excédents et bénéfices s'est élevé à 4.245 millions de dollars et à 3.658 millions de dollars pour les semestres arrêtés respectivement aux 30 juin 2005 et 2004.

Nous gérons notre portefeuille diversifié de placements du groupe de manière à optimiser les bénéfices en faveur des actionnaires et des preneurs d'assurance, tout en assurant la conformité avec les exigences réglementaires et commerciales locales sous l'égide de notre comité de gestion des actifs/passifs et de placements. Les placements pour les produits "unit-linked", qu'ils soient classifiés comme contrats d'assurance ou de placement, sont gérés en conformité avec les objectifs de placement de chaque fonds "unit-linked".

Performance des placements du groupe

Performance des placements du groupe en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Produits des placements, nets	**4.030**	3.652	10%
Plus-values sur placements, nettes, y compris dépréciations	**1.001**	254	294%
Résultat des placements, net	**5.031**	3.906	29%
Variation des plus-values latentes sur placements, nettes, comprises dans les fonds propres attribuables aux actionnaires	**1.239**	(1.159)	n.s.
Total du résultat des placements	**6.270**	2.747	128%
Placements moyens[1]	**187.699**	175.124	7%
Rendement total[1,2]	**3,4%**	1,7%	1,7 pt

[1] Hors liquidités moyennes reçues comme garantie pour prêt de titres de 4.797 millions de dollars et 2.842 millions de dollars en 2005 et 2004, respectivement.
[2] Non annualisé et avant charges grevant les placements.

Les **produits nets des placements** du groupe ont augmenté de 10% à 4,0 milliards de dollars contre 3,7 milliards de dollars. Cette amélioration provient de taux d'intérêt à court terme supérieurs aux Etats-Unis, d'écarts de conversion positifs et d'une plus grande discipline de gestion des dépenses.

Les **plus-values nettes sur placements, y compris dépréciations,** pour les placements du groupe ont augmenté à 1.001 millions de dollars au cours du premier semestre 2005 par rapport à 254 millions de dollars pour la même période de 2004. Ces plus-values sont distribuées en grande partie aux preneurs d'assurance vie et résultent principalement de taux d'intérêt à long terme inférieurs et de marchés des actions plus favorables.

Le **rendement total des placements** du groupe au cours du premier semestre 2005 s'est élevé à 3,4% par rapport à 1,7% pour la même période de 2004. Ce rendement inclut les produits des placements, les plus-values nettes sur placements figurant dans le compte de résultat consolidé ainsi que les variations des plus-values latentes comptabilisées dans les fonds propres attribuables aux actionnaires. Le résultat total des placements, après prise en compte des charges grevant les placements, a atteint 6,3 milliards de dollars pour le premier semestre 2005 par rapport à 2,7 milliards de dollars au cours de la même période de 2004. La baisse des taux d'intérêt à long terme, en particulier dans la zone euro et au Royaume-Uni, ainsi qu'une bonne tenue des marchés des actions, se sont traduits par une augmentation des plus-values latentes sur placements comprises dans les fonds propres attribuables aux actionnaires durant le premier semestre 2005, par rapport à des moins-values en 2004.

Une répartition du total des placements en placements du groupe et placements pour produits "unit-linked" figure dans notre "Financial Supplement" du rapport des résultats semestriels 2005 sur notre site Internet www.zurich.com.

Provision pour sinistres à régler

Développement de la provision pour sinistres à régler

en millions d'USD	2005	2004	Variation
Au 1er janvier (solde d'ouverture)			
Provision pour sinistres à régler, brute	**57.765**	51.007	13%
Part des réassureurs	**(14.278)**	(14.036)	2%
Provision pour sinistres à régler, nette	**43.487**	36.971	18%
Charges de sinistres et frais de gestion à régler, nets			
Période en cours	**10.896**	10.230	7%
Années antérieures	**97**	656	(85%)
Total	**10.993**	10.886	1%
Total des charges de sinistres et frais de gestion payés, net	**(8.763)**	(8.451)	4%
Cessions de sociétés et d'activités, y compris les transferts aux actifs et passifs destinés à être cédés	**(1.083)**	(394)	175%
Ecarts de conversion	**(2.083)**	(517)	303%
Au 30 juin (solde de clôture)			
Provision pour sinistres à régler, nette	**42.551**	38.495	11%
Part des réassureurs	**14.475**	13.908	4%
Provision pour sinistres à régler, brute	**57.026**	52.403	9%

Nous constituons des provisions pour sinistres à régler qui représentent des estimations du règlement futur de sinistres déclarés ou non, ainsi que des frais de gestion y relatifs, en relation avec des événements assurés qui se sont produits. Le calcul des provisions est un processus complexe nécessitant le recours à des estimations et à des jugements fondés. Tout changement des estimations se reflète dans le compte de résultat de la période durant laquelle le changement s'opère.

Sur le total de 42,6 milliards de dollars de **provisions nettes pour sinistres à régler** au 30 juin 2005, 38,4 milliards de dollars sont liés à l'assurance dommages et 4,2 milliards de dollars aux autres secteurs. Conformément à la norme IFRS 5, 1,1 milliard de dollars de provisions nettes pour sinistres à régler en relation avec Universal Underwriters Group a été alloué aux actifs et passifs destinés à être cédés.

Par le biais de notre Zurich Way relatif au provisionnement initié en 2004, nous avons renforcé notre processus de gouvernance en matière de provisionnement, intégré notre fonction actuarielle et appliqué une approche actuarielle best practice qui inclut davantage de révisions internes et externes. Au total, pour le premier semestre 2005, nous avons renforcé nos provisions techniques pour les années précédentes de 97 millions de dollars en relation avec le règlement en cours et la réévaluation de quelques sinistres spécifiques.

Capitalisation et endettement

en millions d'USD, au	30.06.05	31.12.04	Variation
Prêts garantis	**3.504**	4.135	(15%)
Dettes découlant des Marchés des capitaux et activités bancaires	**3.164**	3.880	(18%)
Engagements de rachat	**5.761**	5.009	15%
Total des dettes opérationnelles	**12.429**	13.024	(5%)
Dettes prioritaires	**2.996**	3.355	(11%)
Dettes subordonnées	**2.997**	2.516	19%
Total des dettes financières	**5.993**	5.871	2%
Intérêts minoritaires	**787**	840	(6%)
Fonds propres attribuables aux actionnaires	**21.934**	20.670	6%
Total des fonds propres	**22.721**	21.510	6%
Total des dettes financières et des fonds propres	**28.714**	27.381	5%

Endettement

Dettes opérationnelles

Au 30 juin 2005, le **total des dettes opérationnelles** a atteint 12,4 milliards de dollars, soit une baisse de 0,6 milliard de dollars depuis le 31 décembre 2004. 3,5 milliards de dollars de prêts garantis étaient couverts par des prêts hypothécaires du même montant remis sous forme de garanties aux contreparties par rapport à 4,1 milliards de dollars au 31 décembre 2004. Les dettes découlant des Marchés des capitaux et activités bancaires ont diminué de 716 millions de dollars, essentiellement en raison de la réduction continue des activités de Zurich Capital Markets incluses dans le secteur Autres activités. Nos engagements de rachat ont augmenté de 752 millions de dollars au cours du premier semestre 2005 pour atteindre 5,8 milliards de dollars, résultant d'un accroissement des activités à court terme sur le marché Repo au niveau des activités ordinaires dans le cadre de notre gestion des placements et des liquidités.

Dettes financières

L'augmentation du **total des dettes financières** de 122 millions de dollars, soit 2%, résulte essentiellement d'une nouvelle émission d'obligations et a été en partie compensée par des écarts de conversion. Le 15 juin 2005, Zurich Finance (USA), Inc. a émis des obligations à hauteur de 500 millions d'euros à 4,5% dans le cadre du programme EMTN du groupe et garanties par la «Zurich» Compagnie d'Assurances sur une base subordonnée. Ces obligations à échéance 2025 peuvent être remboursées dès le 15 juin 2015. Le coupon est fixe jusqu'au 15 juin 2015, puis deviendra flottant selon l'Euribor à trois mois avec une prime de 2,2%. En accord avec la politique du groupe en terme de gestion des risques inhérents aux taux d'intérêt et d'exposition aux monnaies étrangères, des swaps sur les taux d'intérêt à monnaie croisée ont été utilisés pour la couverture de la juste valeur de cette dette jusqu'à la première date de remboursement. Après prise en compte des swaps sur taux d'intérêt à monnaie croisée, cette émission est devenue une obligation en dollars à taux flottant, avec un coupon à taux variable redéfini tous les semestres.

Le volume du programme EMTN du groupe, qui autorise l'émission de notes prioritaires et subordonnées a été augmenté le 10 mars 2005, passant d'un maximum de 4 milliards de dollars à un maximum de 6 milliards de dollars.

Facilités de crédit

Le groupe bénéficie d'une **facilité de crédit** renouvelable syndiquée à hauteur de 3 milliards de dollars qui a été mise en place en avril 2004. Cette facilité de crédit consiste en deux tranches égales venant à échéance en 2007 et 2009. Zurich Group Holding, avec «Zurich» Compagnie d'Assurances et Farmers Group, Inc., agissent en tant que garants de cette facilité de crédit qui autorise des retraits respectifs jusqu'à 1,25 milliard de dollars, 1,5 milliard de dollars et 250 millions de dollars. Aucun emprunt ouvert n'existait au 30 juin 2005 dans le cadre de cette facilité de crédit.

Total des fonds propres

Total des fonds propres en millions d'USD, pour le semestre arrêté au 30 juin 2005	**Fonds propres attribuables aux actionnaires**	**Intérêts minoritaires**	**Total des fonds propres**
Solde au 31 décembre 2004, ainsi que publié auparavant	22.181	846	23.027
Total des ajustements suite à l'application de normes comptables IFRS nouvelles et amendées	(1.511)	(6)	(1.517)
Solde au 31 décembre 2004, retraité	20.670	840	21.510
Dépréciation du goodwill négatif (IFRS 3)	23	–	23
Variation des plus-values latentes sur placements, nettes, hors écarts de conversion	654	11	665
Ecarts de conversion	(738)	(111)	(849)
Réduction de la valeur nominale des actions nominatives	(449)	–	(449)
Transactions de paiements sur la base d'actions	(4)	–	(4)
Bénéfice net	1.799	56	1.855
Dividendes sur titres privilégiés	(21)	(12)	(33)
Variation de la capitalisation et des intérêts minoritaires, nette	–	3	3
Solde au 30 juin 2005	**21.934**	**787**	**22.721**

Fonds propres attribuables aux actionnaires

Les **fonds propres attribuables aux actionnaires** ont augmenté de 1,3 milliard de dollars et se montent à 21,9 milliards de dollars au 30 juin 2005. Cette augmentation provient essentiellement de notre bénéfice net attribuable aux actionnaires du premier semestre 2005 et de l'augmentation des plus-values latentes nettes sur placements non incluses dans le compte de résultat. Ces impacts positifs ont été en partie compensés par des écarts de conversion défavorables et la réduction de la valeur nominale des actions nominatives de 4 francs suisses par action, payée aux actionnaires le 4 juillet 2005.

Intérêts minoritaires

Selon la norme IAS 1 amendée, les intérêts minoritaires sont compris comme un des éléments du total des fonds propres, alors qu'ils étaient présentés auparavant en tant que poste séparé entre les fonds étrangers et les fonds propres. La réduction des **intérêts minoritaires** de 53 millions de dollars, soit 6%, résulte principalement des écarts de conversion, en partie compensés par le bénéfice net attribuable aux intérêts minoritaires.

Solvabilité

Les entités réglementées du groupe doivent fournir des renseignements à leurs autorités locales, généralement sur une base annuelle, et dans certains pays de manière plus fréquente. Ces renseignements reflètent le respect par l'entité concernée des exigences locales de solvabilité et comprennent des informations sur les passifs réglementés ainsi que sur les actifs admis en représentation.

Sur une base consolidée, Zurich Financial Services, dont le siège se situe à Zurich, en Suisse, est soumis à la surveillance de l'Office fédéral des assurances privées (OFAP). La surveillance réglementaire du groupe dans le domaine de ses activités d'assurance, du reste de ses activités bancaires et des autres activités de services financiers soumis à réglementation, ainsi que la supervision en matière de solvabilité et d'adéquation du capital consolidé au niveau du groupe sont coordonnées entre l'OFAP et la Commission fédérale des banques (sur la base du décret sur la supervision consolidée de Zurich Financial Services Group du 23 avril 2001).

Litiges et enquêtes des instances de régulation

Le groupe et ses filiales sont régulièrement impliqués dans des procédures légales, dans des plaintes et des litiges survenant, pour la plupart, dans le cadre du déroulement normal de leurs opérations. Le groupe et ses filiales comme d'autres acteurs du marché sont également impliqués dans une série d'enquêtes civiles et pénales ordonnées par les State Insurance Departments aux Etats-Unis, les State Attorney Generals aux Etats-Unis, le US Attorney's Office for the Southern District of New York, la US Securities and Exchange Commission, d'autres autorités et organes de surveillance américains et d'autres autorités non américaines, concernant certaines pratiques commerciales entre les courtiers en assurances et les compagnies d'assurance, l'achat et la vente de produits «non traditionnels», certaines transactions de réassurance engagées par le groupe et ses filiales et d'autres sujets. Le groupe mène ses propres enquêtes internes dans ces domaines et collabore pleinement dans le cadre de ces investigations. Plusieurs filiales du groupe sont également impliquées dans des "class action" soulevés par des parties privées à partir des thèmes qui sont soumis aux enquêtes concernant les pratiques commerciales impliquant des courtiers en assurances et des clients d'assurance, de même que la cession de certaines activités. Les filiales du groupe concernées ont l'intention de se défendre vigoureusement dans le cadre de telles actions.

L'issue de ces procédures légales, plaintes, litiges et enquêtes en cours pourrait avoir des effets matériels sur le résultat opérationnel et/ou sur les flux de trésorerie lorsqu'ils seront résolus dans le futur. Toutefois, selon l'opinion du management, ces faits n'influenceraient pas substantiellement la position financière consolidée du groupe.

Transactions

Cessions d'activités et acquisition

Durant le semestre arrêté au 30 juin 2005, le groupe a finalisé la vente de ses intérêts dans Zurich National Life Assurance Company Limited en Thaïlande à National Finance Public Company Limited, la vente de ses intérêts majoritaires dans ZC Sterling Corporation à Trident III, L.P., et l'acquisition du portefeuille d'activités Vie de ING Insurance Argentina.

Le 13 avril 2005, le groupe a en outre finalisé la cession d'une part de 10% du capital entièrement libéré de South African Eagle Insurance Company Limited, une filiale détenue en majorité, à Royal Bafokeng Finance afin *de soutenir le Black Economic Empowerment en Afrique du Sud.*

Pour le semestre arrêté au 30 juin 2005, le groupe a enregistré une moins-value nette de 13 millions de dollars avant impôts sur cessions d'activités et des ajustements postérieurs pour les cessions d'activités conclues pendant des périodes précédentes, par rapport à une moins-value nette de 14 millions de dollars pour la même période de 2004.

Le 4 avril 2005, le groupe a annoncé la vente de Universal Underwriters Group à un groupe d'investisseurs dirigé par Hellmann & Friedmann LLC. Les actifs et passifs de UUG ont été classés comme destinés à être cédés au 30 juin 2005, conformément à la norme IFRS 5. En collaboration avec les acquéreurs, le groupe continue à réunir un nombre de conditions préalables indispensables à la conclusion de la transaction.

Plans de retraite en Suisse

Le 16 juin 2005, le conseil de fondation des plans de retraite pour les employés du groupe basés en Suisse a adopté un nouveau règlement des plans de retraite qui tient compte des modifications de l'environnement économique et démographique. Les principaux changements des plans de retraite, qui prendront effet au 1er janvier 2006, sont d'une part le passage d'un système de primauté des prestations à un système de primauté des cotisations, et d'autre part l'autonomie de la fondation qui gère les plans de retraite. Les employés seront transférés dans la nouvelle fondation et les futures prestations accordées en cas de retraite à l'âge légal des assurés actuellement actifs devraient être similaires à celles prévues selon le règlement actuel. Cependant, après une période de transition de trois ans, les prestations supplémentaires fournies actuellement en cas de retraite anticipée seront progressivement supprimées sur une période de neuf ans. Bien que selon le règlement un financement supplémentaire important soit fourni par le groupe afin de supporter les futures prestations du plan, le calcul de l'obligation, réduite à long terme, selon la norme IAS 19 a résulté en une plus-value unique non numéraire de 103 millions de dollars dans le bénéfice d'exploitation.

Flux de trésorerie

Résumé des flux de trésorerie
en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net attribuable aux actionnaires	**1.799**	1.484
Ajusté de:		
Plus-values sur placements, nettes, y compris dépréciations	**(4.409)**	(1.655)
Moins-value sur cessions d'activités, nette	**13**	14
Quote-part du résultat des entreprises associées	**(96)**	(85)
Amortissements et dépréciations d'actifs immobilisés et d'immobilisations incorporelles	**220**	297
Autres éléments non numéraires	**(19)**	(14)
Variation des actifs et engagements relatifs à l'exploitation[1]	**8.505**	6.671
Total des flux de trésorerie liés aux activités d'exploitation, net	**6.013**	6.712
Total des flux de trésorerie liés aux activités d'investissement, net	**(3.864)**	(7.142)
Total des flux de trésorerie liés aux activités de financement, net	**1.027**	(968)
Effet des variations des taux de change sur les liquidités et équivalents de liquidités	**(1.199)**	(156)
Variation des liquidités et équivalents de liquidités[2,3]	**1.977**	(1.554)
Variation des liquidités reçues comme garantie pour prêt de titres	**(800)**	5.607
Liquidités et équivalents de liquidités reclassés en tant qu'actifs destinés à être cédés	**(458)**	–
Etat des liquidités et équivalents de liquidités au 1er janvier[3,4]	**22.457**	15.889
Etat des liquidités et équivalents de liquidités au 30 juin[3,4]	**23.176**	19.942

[1] Les flux de trésorerie liés aux placements détenus à des fins de transaction figurent désormais dans "flux de trésorerie liés aux activités d'exploitation".
[2] A l'exclusion de la variation des liquidités reçues comme garantie pour prêt de titres.
[3] Les liquidités et équivalents de liquidités ont été retraités à la suite des changements des IFRS avec effet au 1er janvier 2005. Auparavant, nous présentions la rubrique "Placements dont le risque est assumé par les preneurs d'assurance vie". Cette rubrique comprenait différents types de placements, y compris les liquidités et équivalents de liquidités, qui sont maintenant répartis en fonction de leur catégorie de placement individuelle.
[4] Y compris les liquidités reçues comme garantie pour prêt de titres.

Flux de trésorerie liés aux activités d'exploitation

Nos flux de trésorerie liés aux activités d'exploitation comprennent les flux de trésorerie découlant de nos affaires d'assurance après les paiements aux réassureurs (primes nettes, accessoires de primes et dépôts reçus, moins les sinistres nets après remboursement des réassureurs, paiements des prestations, rachats de polices et frais d'exploitation), et les produits des placements reçus (dividendes, intérêts et loyers), moins les intérêts payés et les paiements d'impôts. Notre secteur Farmers Management Services reçoit des commissions de gestion de même que des produits de placements et paie des frais d'exploitation et des impôts.

Flux de trésorerie liés aux activités d'investissement

Les flux de trésorerie excédentaires liés aux activités d'exploitation, les produits des ventes et d'échéances des placements ainsi que des cessions d'activités sont réinvestis par nos activités de placement. Nos fonds de placement peuvent être utilisés pour compenser des flux de trésorerie déficitaires liés aux activités d'exploitation.

Flux de trésorerie liés aux activités de financement

Nos activités de financement résultent des accords de financement et d'emprunts à l'intérieur du groupe, de la levée et du remboursement de capitaux et de paiements aux actionnaires.

Les liquidités nettes découlant des activités d'exploitation au cours du premier semestre 2005 ont diminué de 10% pour passer à 6,0 milliards de dollars. Parmi ces liquidités, 3,9 milliards de dollars ont été utilisés pour des activités d'investissement nettes. Le reste, ainsi qu'un montant supplémentaire de 1,0 milliard de dollars, provenant d'activités de financement nettes, ont été en partie compensés par les effets négatifs des variations de change sur les liquidités et équivalents de liquidités de 1,2 milliard de dollars. Ensemble, ils ont résulté en une augmentation nette de 2,0 milliards de dollars des liquidités et équivalents de liquidités. Durant la même période de 2004, les activités d'exploitation ont fourni des fonds de 6,7 milliards de dollars, qui ont été utilisés pour investir la somme nette de 7,1 milliards de dollars et pour rembourser la dette opérationnelle de 1,0 milliard de dollars, résultant en une sortie de liquidités nette de 1,6 milliard de dollars.

Informations financières trimestrielles consolidées

Résumé des informations financières trimestrielles consolidées

en millions d'USD, pour les trois mois arrêtés au	**30.06.05**	30.06.04	31.03.05	31.03.04
Primes émises brutes et accessoires de primes	**12.062**	12.123	13.892	14.233
Primes acquises nettes et accessoires de primes	**10.359**	10.097	10.331	10.515
Résultat des placements, net	**5.878**	2.879	3.601	3.179
Autres produits	**869**	902	817	839
Total des produits	**17.106**	13.878	14.749	14.533
Prestations d'assurance, nettes de réassurance	**8.325**	7.827	7.900	8.467
Participation des preneurs d'assurance aux excédents et bénéfices, nette de réassurance	**3.350**	999	1.884	1.401
Autres charges	**3.681**	3.747	3.672	3.669
Total des charges	**15.356**	12.573	13.456	13.537
Bénéfice net avant impôts sur le bénéfice	**1.750**	1.305	1.293	996
Bénéfice net attribuable aux actionnaires	**1.020**	840	779	644
Bénéfice d'exploitation	**1.271**	1.104	1.034	874

Bases de présentation

Effets des normes comptables nouvelles et amendées en 2005

Le groupe a mis en place plusieurs normes comptables nouvelles et amendées, qui ont pris effet le 1er janvier 2005. Les principaux ajustements pour le groupe proviennent de l'application de la norme IFRS 4 qui fait référence à la définition des contrats d'assurance. Ils influencent principalement le traitement comptable des activités vie avec des impacts à la fois sur le bilan et sur le compte de résultat du groupe. Les détails de ces impacts sont présentés dans l'annexe 3 aux Etats financiers consolidés.

Le 3 mai 2005, nous avons présenté l'impact de ces normes comptables nouvelles et amendées. Des informations complémentaires comprenant une bande son, une présentation et certains tableaux financiers 2004 retraités peuvent être consultés dans la section Investor Relations sur notre site Internet www.zurich.com.

Un résumé des principaux changements des fonds propres consolidés attribuables aux actionnaires du groupe au 31 décembre 2004 de même que du bénéfice net attribuable aux actionnaires et du bénéfice d'exploitation pour le premier semestre 2004 figure ci-dessous.

en millions d'USD	**Bénéfice net attribuable aux actionnaires** pour le semestre arrêté au 30 juin 2004	**Bénéfice d'exploitation** pour le semestre arrêté au 30 juin 2004	**Fonds propres attribuables aux actionnaires** au 31.12.04
Tels que publiés dans le Rapport de gestion 2004	1.448	1.948	22.181
Ajustements IFRS 4	36	30	(1.528)
Autres ajustements IAS/IFRS	–	–	17
Total des ajustements	36	30	(1.511)
Retraités	**1.484**	**1.978**	**20.670**

L'application de ces normes comptables nouvelles et amendées ne modifie en rien les principes commerciaux fondamentaux du groupe, sa rentabilité ou ses flux de trésorerie sous-jacents, les résultats de la valeur intrinsèque de l'assurance vie ni la position en capitaux réglementaires de ses entités légales. Les retraitements concernent essentiellement des décalages dans le temps de la comptabilisation des bénéfices, notamment dans nos activités vie.

Informations sectorielles

Secteurs primaires:
Le groupe continue d'établir ses rapports sectoriels en utilisant les mêmes secteurs primaires qu'en 2004. Les secteurs sont: assurance dommages, assurance vie, Farmers Management Services, Autres activités et Corporate Functions. Toutefois, pour tenir compte de la structure de notre management, certains reclassements entre les secteurs primaires ont été effectués dans le rapport financier 2005.

Secteurs secondaires:
Comme en 2004, le format secondaire de présentation des informations sectorielles du groupe est géographique. Pour le rapport financier 2005, ces régions ont été choisies de manière à mieux refléter la responsabilité du management et sont: Amérique du Nord, Europe, Activités internationales ainsi que Activités gérées de manière centrale.

D'autres détails relatifs aux informations sectorielles primaires et secondaires sont présentés dans l'annexe 1 aux états financiers consolidés.

Nous gérons également notre secteur assurance dommages sur la base des segments de clientèle. Nos segments de clientèle sont Global Corporate, Amérique du Nord Commercial, Europe Assurance dommages, Activités internationales et Activités gérées de manière centrale. Pour plus de détails, veuillez vous référer à notre "Financial Supplement", qui se trouve dans la section Investor Relations sur notre site Internet www.zurich.com.

Dans les sections suivantes, nous analysons les résultats opérationnels de chacun de nos secteurs. L'analyse des résultats pour le semestre arrêté au 30 juin 2005 est effectuée en comparaison avec les résultats retraités de la période correspondante de l'année précédente, sauf indication contraire.

Assurances dommages

Au sein de l'assurance dommages, nous avons maintenu notre approche disciplinée de la souscription et, lorsque dans certaines branches d'activités les tarifs n'étaient pas en mesure de répondre à nos objectifs techniques, nous avons choisi de ne pas souscrire ces affaires.

En 2005, nous avons bénéficié de la diversification de notre portefeuille et nous avons fait des progrès opérationnels en améliorant notre mix produits ainsi qu'en adaptant nos programmes de réassurance. L'achat de réassurance est une activité fortement centralisée en vue de bénéficier d'une utilisation optimale du capital du groupe et afin de réduire le risque de crédit vis-à-vis des réassureurs.

Nous institutionnalisons notre programme Zurich Way en créant une transparence constante à l'échelon de l'entreprise dans les domaines de la gestion des souscriptions, des provisions et des sinistres. En matière de provisionnement, le Zurich Way vise à renforcer notre processus de gouvernance par l'intégration des fonctions actuarielles locales au sein du groupe.

Assurance dommages – principaux chiffres
en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004	Variation
Primes émises brutes et accessoires de primes	**18.635**	18.466	1%
Primes acquises nettes et accessoires de primes	**13.905**	13.079	6%
Prestations d'assurance, nettes de réassurance	**(10.238)**	(9.614)	(6%)
Résultat technique, net	**437**	445	(2%)
Bénéfice d'exploitation	**1.384**	1.260	10%
Taux de sinistres	**73,6%**	73,5%	(0,1 pt)
Taux de frais[1]	**23,3%**	23,1%	(0,2 pt)
Ratio combiné	**96,9%**	96,6%	(0,3 pt)

[1] Y compris la participation des preneurs d'assurance aux excédents et bénéfices.

Une part substantielle de nos affaires est libellée en euros, en livres sterling et en francs suisses. Ces trois devises se sont appréciées respectivement de 5%, 3% et 5% par rapport au dollar, en comparant les taux de change moyens du premier semestre 2005 avec ceux du semestre correspondant en 2004. Le tableau ci-dessous montre l'impact des conversions des devises sur certains postes du compte de résultat. La dernière colonne indique le pourcentage de variation pour ces différents postes.

Assurance dommages – impact des conversions des devises
Variation par rapport à la période précédente
pour le semestre arrêté au 30 juin 2005

	Impact des conversions des devises en millions d'USD	**en %**	**% de variation en USD**
Primes émises brutes et accessoires de primes	**466**	**3%**	**1%**
Produits des placements, nets	**32**	**3%**	**23%**
Plus-values sur placements, nettes, y compris dépréciations	**6**	**6%**	**23%**
Prestations d'assurance, nettes de réassurance	**(241)**	**(2%)**	**(6%)**

Global Corporate

Global Corporate fournit aux sociétés multinationales des produits sur mesure en réponse à leurs besoins locaux et internationaux en matière d'assurance. Notre réseau global nous permet de coopérer au-delà des frontières nationales, régionales et fonctionnelles. Nous procurons à nos clients les avantages de notre expérience internationale, mais également notre connaissance détaillée des marchés locaux.

Global Corporate – principaux chiffres
en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004	Variation
Primes émises brutes et accessoires de primes	**4.034**	4.176	(3%)
Primes acquises nettes et accessoires de primes	**2.425**	2.281	6%
Prestations d'assurance, nettes de réassurance	**(1.973)**	(1.700)	(16%)
Résultat technique, net	**83**	227	(63%)
Bénéfice d'exploitation	**248**	353	(30%)
Taux de sinistres	**81,4%**	74,5%	(6,9 pts)
Taux de frais[1]	**15,2%**	15,6%	0,4 pt
Ratio combiné	**96,6%**	90,1%	(6,5 pts)

[1] Y compris la participation des preneurs d'assurance aux excédents et bénéfices.

Le **résultat technique net** de Global Corporate a diminué de 144 millions de dollars pour atteindre 83 millions de dollars au cours du premier semestre 2005, suite à quelques importants sinistres individuels liés à des incendies et à des inondations. Le **taux de sinistres** a augmenté de 74,5% au cours du premier semestre 2004 à 81,4% en 2005 et le **ratio combiné** a augmenté de 6,5 points à 96,6% en 2005, suite à ces sinistres.

En conséquence, le **bénéfice d'exploitation** a diminué de 30% à 248 millions de dollars au cours du premier semestre 2005. Ce moindre résultat technique a été en partie compensé par une augmentation des produits nets des placements, conséquence d'une base d'actifs supérieure.

Les **primes émises brutes et accessoires de primes** ont diminué de 3% (6% en monnaies locales) en 2005, par rapport à l'année précédente, par suite de baisses de tarifs notamment dans les branches d'activités non-vie aux Etats-Unis et en Europe. En outre, la décision stratégique a été prise en 2005 de réduire certaines branches d'activités dans Zurich Global Energy. La croissance des **primes acquises nettes** de 6% à 2,4 milliards de dollars au cours du semestre arrêté au 30 juin 2005 provient essentiellement de la croissance des primes en 2004 qui est désormais acquise.

Amérique du Nord Commercial

La Zurich est l'un des principaux prestataires d'assurances non-vie pour les entreprises en Amérique du Nord, fournissant des clients entreprises, petites et moyennes, ainsi que les secteurs Specialties et Program aux Etats-Unis et au Canada.

Amérique du Nord Commercial – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes émises brutes et accessoires de primes	**6.368**	6.381	0%
Primes acquises nettes et accessoires de primes	**4.469**	4.092	9%
Prestations d'assurance, nettes de réassurance	**(3.198)**	(3.156)	(1%)
Résultat technique, net	**109**	(1)	n.s.
Bénéfice d'exploitation	**424**	240	77%
Taux de sinistres	**71,6%**	77,1%	5,5 pts
Taux de frais[1]	**26,0%**	22,9%	(3,1 pts)
Ratio combiné	**97,6%**	100,0%	2,4 pts

[1] Y compris la participation des preneurs d'assurance aux excédents et bénéfices.

Le **bénéfice d'exploitation** a augmenté de 184 millions de dollars, soit 77%, pour atteindre 424 millions de dollars à l'issue du premier semestre 2005. Cette hausse illustre l'accroissement des produits nets des placements à hauteur de 136 millions de dollars, provenant de la combinaison entre des rendements améliorés et une base d'actifs investis supérieure. Les actifs investis sont plus élevés en raison de la diminution des primes cédées et des capitaux supplémentaires suite au renforcement des provisions techniques en 2004.

En outre, des rétentions plus élevées au cours du premier semestre 2005 et le renforcement des provisions techniques opéré au cours du premier semestre 2004, mais pas répété en 2005, ont débouché sur une augmentation de 110 millions de dollars de notre **résultat technique net.** Nous avons accru notre rétention nette en modifiant notre programme de réassurance en raison du renforcement de notre bilan. En conséquence, les **primes acquises nettes et accessoires de primes** ont augmenté de 377 millions de dollars, soit 9%, alors que les **primes émises brutes et accessoires de primes** sont restées stables. Ce résultat est en conformité avec notre politique de ne pas souscrire de contrats, lorsque ceux-ci ne répondent pas à nos objectifs de tarifs techniques.

Europe Assurance dommages

Le secteur Europe Assurance dommages se compose des segments de clientèle entreprises et particuliers. Nos principaux marchés en Europe sont le Royaume-Uni, l'Allemagne, la Suisse, l'Italie et l'Espagne. En outre, nous sommes bien positionnés en Irlande, au Portugal et en Autriche.

Europe Assurance dommages – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes émises brutes et accessoires de primes	**7.137**	6.922	3%
Primes acquises nettes et accessoires de primes	**6.007**	5.712	5%
Prestations d'assurance, nettes de réassurance	**(4.342)**	(4.189)	(4%)
Résultat technique, net	**321**	148	117%
Bénéfice d'exploitation	**714**	509	40%
Taux de sinistres	**72,3%**	73,3%	1,0 pt
Taux de frais[1]	**22,4%**	24,1%	1,7 pt
Ratio combiné	**94,7%**	97,4%	2,7 pts

[1] Y compris la participation des preneurs d'assurance aux excédents et bénéfices.

L'amélioration du **bénéfice d'exploitation** de 205 millions de dollars, soit 40%, à 714 millions de dollars au cours du premier semestre 2005 découle principalement du **résultat technique net** en augmentation de 117% à 321 millions de dollars et des **produits nets des placements** supérieurs de 68 millions de dollars par rapport à l'année précédente. L'amélioration du résultat technique net de 173 millions de dollars provient essentiellement de hausses de tarifs au Royaume-Uni et en Suisse. Au Royaume-Uni, le **total des charges** s'est amélioré par suite de l'évolution positive de la sinistralité, compensée en partie par une hausse des frais liés au régime de retraite du personnel à hauteur de 24 millions de dollars. Les **primes émises brutes et accessoires de primes** de 7,1 milliards de dollars au cours du premier semestre 2005 sont en hausse de 3%, alors qu'en monnaies locales elles ont diminué de 1%, soit 75 millions de dollars, en raison d'un marché hautement concurrentiel au Royaume-Uni. En Italie et en Espagne, nous avons connu une croissance de volume des primes d'environ 15%.

Activités internationales

Notre division Activités internationales comprend l'Asie Pacifique, l'Amérique latine et le Reste des activités internationales, dont l'Australie, l'Afrique du Sud et le Japon sont les unités principales.

L'Australie se focalise sur les marchés des petites et moyennes entreprises ainsi que des grandes entreprises et possède une stratégie de distribution concentrée sur le courtage.

L'Afrique du Sud possède un mix produits qui est actuellement constitué à 70% d'affaires commerciales et à 30% d'affaires de particuliers. Elle utilise le canal de distribution des courtiers pour ses activités.

Le Japon se concentre essentiellement sur le secteur des particuliers et sur celui des grandes entreprises. Le secteur des particuliers représente environ 80% des activités. Les produits de base sont l'assurance automobile, vendue directement au consommateur, et l'assurance accidents personnels, distribuée par d'autres compagnies partenaires. L'unité grandes entreprises de la Zurich offre l'assurance commerciale traditionnelle de même que des activités de support dans le cadre de programmes internationaux.

Activités internationales – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes émises brutes et accessoires de primes	**1.472**	1.433	3%
Primes acquises nettes et accessoires de primes	**1.012**	926	9%
Prestations d'assurance, nettes de réassurance	**(622)**	(547)	(14%)
Résultat technique, net	**45**	56	(20%)
Bénéfice d'exploitation	**116**	112	4%
Taux de sinistres	**61,4%**	59,1%	(2,3 pts)
Taux de frais[1]	**34,1%**	34,8%	0,7 pt
Ratio combiné	**95,5%**	93,9%	(1,6 pt)

[1] *Y compris la participation des preneurs d'assurance aux excédents et bénéfices.*

Le **bénéfice d'exploitation** a augmenté de 4 millions de dollars, soit 4%, pour atteindre 116 millions de dollars au cours du premier semestre 2005. Cette augmentation provient de l'amélioration des produits nets des placements, partiellement compensée par un résultat technique en baisse.

La diversification du portefeuille Activités internationales dans les marchés et les branches d'activités a réduit l'impact des sinistres liés pour la plupart à la météorologie. Ces sinistres ont affecté en particulier l'Afrique du Sud et le Venezuela. En outre, l'Australie a particulièrement souffert de sinistres suite à des incendies, qui ont partiellement été compensés par une évolution favorable de la sinistralité à Hong Kong. En conséquence, les **prestations d'assurance** ont augmenté de 14% pour atteindre 622 millions de dollars et le **taux de sinistres** a augmenté de 2,3 points à 61,4% pour la première moitié de 2005. Le **taux de frais** s'est amélioré de 0,7 point à 34,1% en 2005, reflétant les bénéfices d'une discipline financière stricte en vigueur dans nos activités. En conséquence, notre **résultat technique net** s'élève à 45 millions de dollars au cours du premier semestre 2005, en comparaison avec 56 millions de dollars en 2004.

Nous avons enregistré une croissance des **primes émises brutes et accessoires de primes** de 3%, notamment en Afrique du Sud et au Japon. L'Afrique du Sud est parvenue à dégager une croissance de volume et le Japon a affiché de fortes hausses dans les branches de particuliers, grâce aux activités de marketing réussies, ciblées sur la marque. L'Australie a enregistré une croissance des primes émises à l'exception des branches d'activités choses et assurances collectives de personnes des grandes entreprises. Les **primes acquises nettes** ont augmenté de 9%, par suite de modifications dans nos programmes de réassurance cédée, avec une rétention des primes supérieures, plus particulièrement au Mexique et à Taiwan.

Activités gérées de manière centrale

Le recours à la réassurance est un élément clé des stratégies de réduction des risques et de gestion du capital du groupe. La division Activités gérées de manière centrale comprend les programmes de réassurance interne.

Activités gérées de manière centrale – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	2005	2004	Variation
Primes émises brutes et accessoires de primes	**151**	169	(11%)
Primes acquises nettes et accessoires de primes	**(8)**	68	n.s.
Prestations d'assurance, nettes de réassurance	**(103)**	(22)	(368%)
Résultat technique, net	**(135)**	10	n.s.
Bénéfice d'exploitation	**(118)**	46	n.s.

La réduction du **bénéfice d'exploitation** est due à des sinistres importants mais peu nombreux des années précédentes se montant à 106 millions de dollars.

Assurance vie

Au cours du premier semestre 2005, nous avons récolté les fruits de nos efforts pour renforcer de manière durable les résultats de l'assurance vie. Nous avons fait de nouveaux progrès en nous repositionnant sur notre portefeuille et en nous concentrant sur la redéfinition de notre modèle d'affaire, sur la réduction des risques dans notre bilan et sur l'optimisation de notre taux de frais. Notre nouvelle gamme de produits bénéficie d'une meilleure acceptation du marché, avec un total des nouvelles affaires en progression, après ajustements des cessions et cessations d'activités.

Depuis 2002, nous avons cédé de nombreuses activités vie afin de nous concentrer sur une croissance rentable sur nos marchés. Nous opérons des changements majeurs dans notre modèle d'affaire en Suisse et au Royaume-Uni. En Suisse, nous avons modifié notre modèle d'affaire des caisses de pension. Au Royaume-Uni, nous avons consolidé le reste de nos portefeuilles vie en une seule entité, ce qui a permis de dégager de nouvelles synergies opérationnelles et commerciales. Openwork, notre nouvelle société de distribution, a été lancée en juin 2005 et vend des produits développés par la Zurich et d'autres partenaires sélectionnés, afin de tirer avantage de la nouvelle flexibilité offerte par la législation au Royaume-Uni. La création de valeur réalisée par Openwork sera partagée entre la Zurich et ses partenaires franchisés, qui ont soutenu ce nouveau modèle avec enthousiasme.

Nous nous concentrons sur les produits de protection et d'épargne, notamment sur les produits "unit-linked" et avons réduit l'importance des produits à taux garantis ou de ceux à faibles marges. Notre nouvelle gamme de produits gagne de l'attrait sur le marché. Nos produits innovateurs et le niveau de nos services sont reconnus, puisque nous avons reçu dans un passé récent des prix d'excellence en Allemagne, en Irlande et au Royaume-Uni en matière de service à la clientèle ainsi que pour la qualité des produits.

Les initiatives Zurich Way vont nous permettre de continuer à maîtriser notre croissance et à tirer profit de cette tendance. Notre programme Sales Excellence dans le cadre du Zurich Way vise à améliorer la productivité de nos propres agents. Toujours dans le cadre du Zurich Way, nous recherchons d'autres opportunités d'efficacité et de réduction des coûts. Nous allons continuer à développer des produits innovateurs dans des niches où nous disposons d'avantages concurrentiels. En dépit des progrès encourageants constatés, nous faisons face à des défis constants sur nos marchés fortement compétitifs avec des marges sous pression. Toutefois, nous pensons avoir posé des fondations solides pour regarder l'avenir avec confiance.

Assurance vie – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	2005	2004	Variation
Primes émises brutes et accessoires de primes	**5.460**	5.472	0%
Dépôts à caractère de placement	**4.644**	4.284	8%
Résultat des placements, net	**7.173**	4.190	71%
Bénéfice d'exploitation	**536**	440	22%

Valeur intrinsèque – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	2005	2004	Variation
Equivalent de primes annuelles nouvelles affaires (APE), brut	**1.116**	1.071	4%
Marge bénéficiaire des nouvelles affaires, après impôts (en % de APE)	**10,9%**	9,7%	1,2 pt
Bénéfice généré par les nouvelles affaires, après impôts	**122**	104	17%
Bénéfice d'exploitation dérivé de la valeur intrinsèque, après impôts	**669**	553	21%
Rendement d'exploitation dérivé de la valeur intrinsèque, après impôts – annualisé[1]	**10,4%**	10,2%	0,2 pt
Rendement escompté – annualisé	**7,7%**	8,1%	(0,4 pt)

[1] Avant écarts de conversion.

Une part substantielle de nos affaires est libellée en euros, en livres sterling et en francs suisses. Ces trois devises se sont appréciées respectivement de 5%, 3% et 5% par rapport au dollar, en comparant les taux de change moyens du premier semestre 2005 avec ceux du semestre correspondant en 2004. Le tableau ci-dessous montre l'impact des conversions des devises sur certains postes du compte de résultat. La dernière colonne indique le pourcentage de variation pour ces différents postes.

Assurance vie – impact des conversions des devises Variation par rapport à la période précédente pour le semestre arrêté au 30 juin 2005	**Impact des conversions des devises** **en millions d'USD**	**en %**	**% de variation en USD**
Primes émises brutes et accessoires de primes	**206**	**4%**	**0%**
Dépôts à caractère de placement	**145**	**3%**	**8%**
Résultat des placements, net	**241**	**6%**	**71%**

Assurance vie – résultat net des placements et bénéfice d'exploitation en millions d'USD, pour les semestres arrêtés au 30 juin	**Résultat des placements, net**			**Bénéfice d'exploitation**		
	2005	2004	Variation	**2005**	2004	Variation
Etats-Unis	**158**	156	1%	**105**	102	3%
Royaume-Uni	**4.390**	1.989	121%	**88**	145	(39%)
Allemagne	**1.308**	863	52%	**55**	18	206%
Suisse	**466**	440	6%	**156**	83	88%
Reste de l'Europe	**645**	463	39%	**91**	72	26%
Activités internationales	**206**	279	(26%)	**41**	20	105%
Total	**7.173**	4.190	71%	**536**	440	22%

Assurance vie – primes émises brutes et accessoires de primes ainsi que dépôts à caractère de placement en millions d'USD, pour les semestres arrêtés au 30 juin	**Primes émises brutes et accessoires de primes**			**Dépôts à caractère de placement**		
	2005	2004	Variation	**2005**	2004	Variation
Etats-Unis	**298**	274	9%	**260**	283	(8%)
Royaume-Uni	**1.108**	966	15%	**2.431**	2.526	(4%)
Allemagne	**1.800**	1.772	2%	**356**	322	11%
Suisse	**1.452**	1.594	(9%)	**10**	7	43%
Reste de l'Europe[1]	**552**	527	5%	**957**	562	70%
Activités internationales	**250**	339	(26%)	**630**	584	8%
Total	**5.460**	5.472	0%	**4.644**	4.284	8%

[1] Y compris les éliminations entre les secteurs.

Grâce à de meilleurs résultats en Allemagne, en Suisse et en Italie, l'assurance vie a accru son **bénéfice d'exploitation** de 96 millions de dollars, soit 22%, pour atteindre 536 millions de dollars. L'Allemagne a bénéficié d'une réduction de ses charges. La Suisse a bénéficié de participations aux excédents réduites en 2005, de la refonte du modèle d'affaire des caisses de pension et d'une meilleure performance dans le secteur vie individuelle. L'augmentation du résultat consolidé en assurance vie a été partiellement compensée par le résultat du Royaume-Uni, où les frais de lancement d'Openwork et les changements dans les hypothèses de calcul des provisions mathématiques de rentes ont affecté négativement le bénéfice d'exploitation. Le Royaume-Uni a dû faire face à des charges supplémentaires relatives au régime de retraite en faveur du personnel à hauteur de 18 millions de dollars. Les activités vie du Royaume-Uni ont enregistré un bénéfice de 98 millions de dollars au cours du second trimestre 2005, en comparaison avec 70 millions de dollars au cours de la même période de 2004. L'augmentation du bénéfice d'exploitation du secteur Activités internationales provient essentiellement de l'Australie qui s'est améliorée de 19 millions de dollars.

Le **résultat net des placements** consolidé a augmenté de 71% à 7,2 milliards de dollars, reflétant les hausses des marchés des actions ainsi que les baisses supplémentaires des taux d'intérêt à long terme. Toutefois, ces augmentations ont été compensées par des participations des preneurs d'assurance également supérieures.

Les **primes émises brutes et accessoires de primes** de l'assurance vie sont restées stables. Toutefois, après ajustement des effets de change, des cessions d'activités et de la refonte du modèle d'affaire vie collective en Suisse, les primes ont augmenté de 3%. La principale hausse s'est produite au Royaume-Uni, où nous avons observé une hausse des taxes sur les contrats d'assurance de 190 millions de dollars à la charge des preneurs d'assurance par le biais de commissions. Les **dépôts à caractère de placement** des clients ont augmenté de 8% pour atteindre 4,6 milliards de dollars, mais seulement de 5% après prise en compte des écarts de conversion. Les hausses se sont essentiellement produites en Espagne, où une augmentation a eu lieu suite au succès des campagnes de vente lancées via notre partenaire bancaire en charge de la distribution.

Valeur intrinsèque

Valeur intrinsèque – principaux chiffres en millions d'USD, pour les semestres arrêtés au 30 juin	**Equivalent de primes annuelles nouvelles affaires (APE), brut**			**Bénéfice généré par les nouvelles affaires, après impôts**		
	2005	2004	Variation	**2005**	2004	Variation
Etats-Unis	**54**	55	(2%)	**26**	31	(16%)
Royaume-Uni	**475**	458	4%	**20**	31	(35%)
Allemagne	**252**	274	(8%)	**40**	23	74%
Suisse	**51**	67	(24%)	**6**	6	0%
Reste de l'Europe	**185**	120	54%	**23**	14	64%
Activités internationales	**99**	97	2%	**7**	(1)	n.s.
Total	**1.116**	1.071	4%	**122**	104	17%

Valeur intrinsèque – principaux chiffres en millions d'USD, pour les semestres arrêtés au 30 juin	**Bénéfice d'exploitation dérivé de la valeur intrinsèque, après impôts**			**Rendement d'exploitation dérivé de la valeur intrinsèque, après impôts – annualisé**[1]		
	2005	2004	Variation	**2005**	2004	Variation
Etats-Unis	**168**	120	40%	**14,3%**	10,9%	3,4 pts
Royaume-Uni	**83**	226	(63%)	**5,5%**	8,9%	(3,4 pts)
Allemagne	**78**	71	10%	**13,6%**	16,0%	(2,4 pts)
Suisse	**173**	(7)	n.s.	**21,3%**	3,5%	17,8 pts
Reste de l'Europe	**111**	109	2%	**15,4%**	14,2%	1,2 pt
Activités internationales	**56**	34	65%	**12,0%**	9,4%	2,6 pts
Total	**669**	553	21%	**10,4%**	10,2%	0,2 pt

[1] Avant écarts de conversion.

L'**équivalent brut de primes annuelles nouvelles affaires (APE)** de l'assurance vie a augmenté de 45 millions de dollars pour atteindre 1,1 milliard de dollars, reflétant essentiellement la croissance des primes émises et des dépôts à caractère de placement dans le Sud de l'Europe. Le **bénéfice généré par les nouvelles affaires, après impôts,** a contribué à hauteur de 122 millions de dollars au bénéfice d'exploitation dérivé de la valeur intrinsèque, après impôts, soit une hausse de 18 millions de dollars par rapport à 2004. Ce résultat provient essentiellement de l'Allemagne du fait de la réduction des dépenses et du reste de l'Europe en raison de la croissance du volume des nouvelles affaires partiellement compensée par le Royaume-Uni. Au Royaume Uni, le bénéfice a diminué de 11 millions de dollars suite à une baisse du volume des ventes et à des mesures transitoires en vue du repositionnement des activités par le biais d'Openwork.

Le **bénéfice d'exploitation dérivé de la valeur intrinsèque, après impôts,** a augmenté de 116 millions de dollars pour atteindre 669 millions de dollars, ce qui correspond à un **rendement d'exploitation dérivé de la valeur intrinsèque annualisé** de 10,4% pour le premier semestre 2005. Ce rendement représente 2,7 points de plus que le rendement annualisé escompté de 7,7%. La principale source de cette progression a été en Suisse avec une augmentation de 180 millions de dollars provenant de l'application de la législation "legal quote" dans les affaires vie collective en 2004. Aux Etats-Unis, le bénéfice d'exploitation est en hausse de 48 millions de dollars et atteint 168 millions de dollars, par suite d'une réduction du coût du capital lié au transfert de "surplus notes" à Farmers Management Services. Le secteur assurance vie a enregistré une augmentation de 17% de la valeur ajoutée du fait des nouvelles affaires, ce qui a également contribué à l'amélioration du résultat. Ces améliorations du bénéfice ont été compensées par le Royaume-Uni, où les résultats ont baissé de 143 millions de dollars au cours du premier semestre 2005, par suite de charges supplémentaires liées à la restructuration des activités et à la transition vers Openwork.

Farmers Management Services

Farmers Group, Inc. et ses filiales (FGI) fournissent des services de gestion non liés aux sinistres et agissent en tant qu'attorney-in-fact pour les Farmers Exchanges, distributeurs réputés aux Etats-Unis de produits d'assurance pour les particuliers et notamment de solutions d'assurances passager automobile privées, d'assurance des propriétaires immobiliers et de produits pour les petites entreprises. Alors que les Farmers Exchanges, que nous gérons sans les détenir, émettent les primes et règlent les sinistres, FGI fournit des services de gestion non liés à des sinistres aux Farmers Exchanges et reçoit en contrepartie des commissions de gestion.

Farmers Management Services – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Commissions de gestion et autres produits assimilés	**1.020**	980	4%
Frais de gestion et autres charges assimilées	**(483)**	(458)	(5%)
Produits des placements, nets	**72**	56	29%
Bénéfice d'exploitation	**609**	556	10%
Marge d'exploitation brute	**52,6%**	53,3%	(0,7 pt)

Farmers Exchanges – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes acquises brutes	**7.147**	6.943	3%
Ratio combiné[1]	**94,4%**	97,7%	3,3 pts

[1] Ajusté d'une partie du bénéfice des commissions de gestion, les ratios combinés se montaient à respectivement 87,7% et 90,7%, en 2005 et en 2004.

Au cours du premier semestre 2005, les Farmers Exchanges ont enregistré une croissance continue avec des primes acquises brutes supérieures dans les branches d'activités particuliers, spécialités et petites et moyennes entreprises. De fait, nos **commissions de gestion et autres produits assimilés** ont augmenté de 40 millions de dollars. De manière similaire, les **frais de gestion et autres charges assimilées** ont augmenté de 25 millions de dollars au cours du premier semestre 2005, par rapport à la même période de 2004. Cette augmentation provient essentiellement de frais publicitaires et de promotion ainsi que de charges salariales et d'avantages sociaux plus élevés. En conséquence, la **marge d'exploitation brute** de Farmers Management Services a diminué de 0,7 point à 52,6% pour le premier semestre 2005.

Le **produit net des placements** a augmenté de 16 millions de dollars au cours du premier semestre 2005, grâce à une base moyenne d'actifs investis supérieure.

Dès lors, le **bénéfice d'exploitation** a augmenté de 53 millions de dollars.

Autres activités

Le secteur Autres activités comprend Farmers Re, Centre ainsi que l'unité Marchés des capitaux et activités bancaires. Ce secteur comprend également certaines activités qui sont gérées de manière centrale et qui ne sont pas considérées comme faisant partie de notre métier de base. Certaines opérations commerciales de ce secteur ont été abandonnées, cédées ou mises en run-off au cours de ces dernières années.

Autres activités – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Primes acquises nettes et accessoires de primes	**1.636**	2.346	(30%)
Produits des placements, nets	**449**	342	31%
Total des charges	**(2.397)**	(3.181)	25%
Bénéfice d'exploitation	**158**	35	351%

Farmers Re, Centre et autres opérations	**Farmers Re**		**Centre**		**Autres opérations**	
en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	**2005**	2004	**2005**	2004
Primes acquises nettes et accessoires de primes	**1.061**	1.526	**422**	601	**153**	219
Produits des placements, nets	**52**	46	**219**	189	**178**	107
Total des charges	**(1.000)**	(1.481)	**(795)**	(875)	**(602)**	(825)
Bénéfice/(perte) d'exploitation	**113**	92	**10**	(23)	**35**	(34)

Farmers Re fournit des services de réassurance aux Farmers Exchanges, que nous gérons sans les détenir. Les primes acquises nettes ont diminué de 465 millions de dollars, soit 30%, au cours du premier semestre 2005, suite à la croissance du surplus des Farmers Exchanges, qui leur a permis de retenir un niveau supérieur de risques. Le **bénéfice d'exploitation** a progressé de 21 millions de dollars, soit 23%, au cours du premier semestre 2005 par rapport à la même période de 2004. Cette augmentation est due à un résultat technique solide, affichant une amélioration de 2,7 points du ratio combiné à 94,3% au cours du premier semestre 2005 contre 97,0% au cours de la même période de 2004. Cette évolution positive résulte essentiellement de l'amélioration de la sinistralité de l'année en cours, des frais et de l'évolution favorable des provisions techniques des années antérieures.

Centre a amélioré son **bénéfice d'exploitation** de 33 millions de dollars pour le porter à 10 millions de dollars au cours du premier semestre 2005, après une perte de 23 millions de dollars en 2004. Ces bons résultats font suite à la commutation réussie de plusieurs contrats et à une diminution de nos provisions du fait du règlement des engagements. Centre continue activement à saisir des opportunités de commutation et de cession d'actifs. Plusieurs contrats de souscription ont été commutés cette année, représentant un progrès significatif dans la liquidation des engagements de Centre.

Les autres opérations de ce secteur ont enregistré un **bénéfice d'exploitation** de 35 millions de dollars au cours du premier semestre 2005, par rapport à une perte de 34 millions de dollars au cours de la même période de 2004 suite à la mise en run-off de certaines activités.

Corporate Functions

Le secteur Corporate Functions comprend les sociétés holding du groupe, les charges centrales et les entités de financement du groupe. Les principaux facteurs qui influencent les résultats de ce secteur sont les produits des placements et les charges d'intérêts liés au financement du groupe, les plus et moins values sur placements, de même que les charges centrales relatives aux services fournis aux entités opérationnelles et les frais des projets gérés de manière centrale avant refacturation aux centres d'activités.

Corporate Functions – principaux chiffres

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004	Variation
Charges du siège, nettes des refacturations aux activités opérationnelles	**(76)**	(70)	(9%)
Hedgings et transactions en devises étrangères	**(80)**	(6)	n.s.
Total des charges du siège, net des refacturations aux activités opérationnelles	**(156)**	(76)	n.s.
Résultat des placements, net	**414**	410	1%
Frais de financement	**(474)**	(427)	(11%)
Perte d'exploitation	**(382)**	(313)	(22%)

Le **total des charges du siège, net des refacturations aux activités opérationnelles** a augmenté de 80 millions de dollars pour atteindre 156 millions de dollars suite essentiellement au renchérissement du dollar. Nous avons subi des pertes sur devises étrangères liées à des produits dérivés de couverture des dettes spécifiques ou des positions nettes d'actifs du groupe. Ces couvertures engendrent une volatilité dans le compte d'exploitation du secteur Corporate Functions, même si elles protègent le groupe contre certaines expositions aux taux de changes.

L'émission d'un emprunt de 1,0 milliard d'euros en septembre 2004 par Zurich Finance (USA) dans le cadre du programme EMTN constitue le principal événement qui a occasionné des frais de financement plus élevés. Ces frais ont augmenté de 47 millions de dollars pour atteindre 474 millions de dollars sur le semestre. Le 15 juin 2005, un autre emprunt de 500 millions d'euros a été émis dans le cadre du programme EMTN par Zurich Finance (USA) et ne présente qu'un impact minimal sur les frais de financement pour les résultats semestriels 2005.

Outre les écarts de conversion et les frais de financement plus élevés, l'augmentation des charges du personnel et des honoraires de consultants externes pèse également sur la perte d'exploitation.

en millions d'USD, pour les semestres arrêtés au 30 juin

	Annexe	2005	2004
Produits			
Primes émises brutes et accessoires de primes		**25.954**	26.356
Moins primes cédées aux réassureurs		**(3.535)**	(3.931)
Primes émises nettes et accessoires de primes		**22.419**	22.425
Variation de la provision pour primes non acquises, nette		**(1.729)**	(1.813)
Primes acquises nettes et accessoires de primes		**20.690**	20.612
Commissions de gestion de Farmers		**1.020**	980
Produits des placements, nets	4	**5.070**	4.403
Plus-values sur placements, nettes, y compris dépréciations	4	**4.409**	1.655
Moins-value sur cessions d'activités, nette	5	**(13)**	(14)
Autres produits		**679**	775
Total des produits		**31.855**	28.411
Charges			
Prestations d'assurance, brutes	6	**18.932**	18.563
Moins prestations d'assurance cédées	6	**(2.707)**	(2.269)
Prestations d'assurance, nettes de réassurance	6	**16.225**	16.294
Participation des preneurs d'assurance aux excédents et bénéfices, nette de réassurance	6	**5.234**	2.400
Frais de souscription et d'acquisition, nets de réassurance	6	**3.706**	3.709
Frais d'administration		**1.820**	1.955
Autres charges d'exploitation		**943**	923
Amortissements et dépréciations d'immobilisations incorporelles		**125**	194
Charge d'intérêt sur les dettes	10	**223**	166
Intérêts versés aux preneurs d'assurance et autres charges d'intérêt		**536**	469
Total des charges		**28.812**	26.110
Bénéfice net avant impôts sur le bénéfice		**3.043**	2.301
Charges d'impôts sur le bénéfice	7	**(1.188)**	(763)
Bénéfice net		**1.855**	1.538
Bénéfice net attribuable aux intérêts minoritaires		**(56)**	(54)
Bénéfice net attribuable aux actionnaires		**1.799**	1.484
dont: – attribuable aux actionnaires ordinaires		**1.778**	1.468
– attribuable aux détenteurs de titres privilégiés		**21**	16
en USD			
Bénéfice de base par action		**12,37**	10,24
Bénéfice dilué par action		**12,29**	10,16
en CHF			
Bénéfice de base par action		**14,87**	12,95
Bénéfice dilué par action		**14,77**	12,84

Les annexes font partie intégrante des états financiers semestriels consolidés.

Bilan consolidé (non audité)

en millions d'USD, au

Actif	Annexe	**30.06.05**	31.12.04
Placements			
Liquidités et équivalents de liquidités		**23.176**	22.457
Portefeuilles d'actions gérés par Marchés des capitaux et activités bancaires		**2.155**	2.773
Actions		**81.979**	83.315
Titres d'emprunts		**128.849**	131.370
Participations dans des entreprises associées		**677**	645
Autres placements		**36.963**	41.595
Total des placements	4	**273.799**	282.155
Part des réassureurs dans les provisions techniques relatives aux contrats d'assurance	9	**21.387**	20.919
Dépôts constitués sur la base de contrats de réassurance assumés		**2.667**	3.282
Frais d'acquisition différés	8	**10.745**	11.281
Frais d'établissement de contrats de placement différés		**691**	736
Intérêts courus sur les placements		**2.335**	2.614
Autres créances		**10.186**	13.121
Actifs dérivés détenus à des fins de transaction et autres actifs		**2.323**	3.095
Prêts hypothécaires donnés en garantie		**3.504**	4.135
Impôts différés activés	7	**4.179**	4.211
Actifs destinés à être cédés	5	**3.943**	–
Actifs immobilisés		**1.788**	2.116
Goodwill		**625**	744
Autres immobilisations incorporelles		**2.260**	2.477
Total de l'actif		**340.432**	350.886

Les annexes font partie intégrante des états financiers semestriels consolidés.

Passif	Annexe	30.06.05	31.12.04
Fonds étrangers			
Provisions pour remboursement de primes		**630**	820
Engagements relatifs aux contrats de placement		**37.413**	40.046
Bénéfice différé à l'émission de contrats de réassurance		**123**	130
Dépôts reçus sur la base de contrats de réassurance cédés		**3.370**	4.276
Commissions d'émission différées		**4.663**	4.912
Provisions techniques relatives aux contrats d'assurance	9	**219.807**	227.087
Engagements de rachat		**5.761**	5.009
Comptes de régularisation		**2.139**	2.605
Passifs dérivés détenus à des fins de transaction et autres passifs		**21.848**	24.887
Prêts garantis		**3.504**	4.135
Engagements découlant d'impôts différés	7	**6.224**	5.718
Engagements destinés à être cédés	5	**3.072**	–
Dettes découlant des Marchés des capitaux et activités bancaires	10	**3.164**	3.880
Dettes prioritaires et subordonnées	10	**5.993**	5.871
Total des fonds étrangers		**317.711**	329.376
Fonds propres			
Capital-actions		**186**	635
Actions propres		**(1)**	(1)
Réserve provenant de primes d'émission		**10.284**	10.288
Plus-values latentes sur placements, nettes	4	**1.654**	1.075
Ecarts de conversion cumulés		**92**	755
Bénéfices non distribués		**8.623**	6.822
Fonds propres ordinaires		**20.838**	19.574
Titres privilégiés		**1.096**	1.096
Fonds propres attribuables aux actionnaires		**21.934**	20.670
Intérêts minoritaires		**787**	840
Total des fonds propres		**22.721**	21.510
Total du passif		**340.432**	350.886

Les annexes font partie intégrante des états financiers semestriels consolidés.

Tableau des flux de trésorerie consolidés (non audités)

en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004
Flux de trésorerie liés aux activités d'exploitation		
Bénéfice net attribuable aux actionnaires	**1.799**	1.484
Ajustements pour:		
Plus-values sur placements, nettes, y compris dépréciations	**(4.409)**	(1.655)
Moins-value sur cessions d'activités, nette	**13**	14
Quote-part du résultat des entreprises associées	**(96)**	(85)
Amortissements et dépréciations d'actifs immobilisés et d'immobilisations incorporelles	**220**	297
Autres éléments non numéraires	**(19)**	(14)
Variation des actifs et engagements relatifs à l'exploitation:		
Frais d'acquisition différés	**(434)**	(282)
Frais d'établissement de contrats de placement différés	**(6)**	2
Part des réassureurs dans les provisions techniques relatives aux contrats d'assurance	**(1.225)**	(172)
Dépôts constitués sur la base de contrats de réassurance assumés	**602**	232
Dépôts reçus sur la base de contrats de réassurance cédés	**(735)**	(247)
Autres créances et engagements	**(279)**	(581)
Variation nette des titres détenus à des fins de transaction	**339**	1.326
Provisions techniques relatives aux contrats d'assurance	**9.292**	6.983
Engagements relatifs aux contrats de placement	**105**	(2.005)
Impôts sur le bénéfice différés, nets	**645**	107
Variations des autres actifs et engagements relatifs à l'exploitation, nettes	**201**	1.308
Total des flux de trésorerie liés aux activités d'exploitation, net	**6.013**	6.712
Flux de trésorerie liés aux activités d'investissement		
Ventes et échéances:		
Titres d'emprunts	**34.767**	32.689
Actions	**19.598**	15.303
Autres (essentiellement autres placements et actifs immobilisés)	**4.953**	4.149
Acquisitions:		
Titres d'emprunts	**(39.824)**	(39.809)
Actions	**(18.775)**	(15.748)
Autres (essentiellement autres placements et actifs immobilisés)	**(4.641)**	(5.368)
Participations dans des entreprises associées, nettes	**41**	66
Acquisitions de sociétés, nettes des liquidités acquises	**(1)**	–
Cessions de sociétés, nettes des soldes de liquidités	**17**	1.559
Dividendes reçus d'entreprises associées	**1**	17
Total des flux de trésorerie liés aux activités d'investissement, net	**(3.864)**	(7.142)

Les annexes font partie intégrante des états financiers semestriels consolidés.

	2005	2004
Flux de trésorerie liés aux activités de financement		
Produits de contrats de vente à réméré et d'engagements de rachat	**1.130**	935
Dividendes sur les titres privilégiés payés aux actionnaires	**(21)**	(16)
Annulation de titres privilégiés par des filiales	**–**	(195)
Emission de dettes	**630**	779
Remboursements de dettes en cours	**(712)**	(2.471)
Total des flux de trésorerie liés aux activités de financement, net	**1.027**	(968)
Effet des variations des taux de change sur les liquidités et équivalents de liquidités	**(1.199)**	(156)
Variation des liquidités et équivalents de liquidités à l'exclusion de la variation des liquidités reçues comme garantie pour prêt de titres	**1.977**	(1.554)
Variation des liquidités reçues comme garantie pour prêt de titres	**(800)**	5.607
Liquidités et équivalents de liquidités reclassés en tant qu'actifs destinés à être cédés	**(458)**	–
Etat des liquidités et équivalents de liquidités au 1er janvier, y compris les liquidités reçues comme garantie pour prêt de titres	**22.457**	15.889
Etat des liquidités et équivalents de liquidités au 30 juin, y compris les liquidités reçues comme garantie pour prêt de titres	**23.176**	19.942

Informations supplémentaires sur les flux de trésorerie

en millions d'USD	2005	2004
Autres intérêts perçus	**3.979**	3.541
Dividendes perçus	**985**	782
Autres charges d'intérêts payées	**(706)**	(592)
Impôts sur le bénéfice payés	**(553)**	(356)

Aux 30 juin 2005 et 2004, les liquidités et équivalents de liquidités limités à certains emplois se montaient respectivement à 436 millions de dollars et à 605 millions de dollars. Les liquidités et les équivalents de liquidités détenus en faveur des preneurs d'assurance en relation avec les produits "unit-linked" atteignaient respectivement 3.611 millions de dollars au 30 juin 2005 et 3.507 millions de dollars au 31 décembre 2004. Les soldes des liquidités reçues comme garantie pour prêt de titres se montaient à respectivement 4.397 millions de dollars et 5.197 millions de dollars au 30 juin 2005 et au 31 décembre 2004.

Les liquidités et équivalents de liquidités se composent comme suit:

en millions d'USD	2005	2004
Liquidités	**8.335**	6.504
Equivalents de liquidités	**10.444**	7.792
Liquidités reçues comme garantie pour prêt de titres	**4.397**	5.646
Solde au 30 juin	**23.176**	19.942

Liquidités et équivalents de liquidités de Universal Underwriters Group et d'autres entités du groupe reclassés en tant qu'actifs destinés à être cédés

en millions d'USD, pour le semestre arrêté au 30 juin 2005	
Total des flux de trésorerie liés aux activités d'exploitation, net	**326**
Total des flux de trésorerie liés aux activités d'investissement, net	**22**
Liquidités et équivalents de liquidités au 1er janvier 2005	**110**
Liquidités et équivalents de liquidités reclassés en tant qu'actifs destinés à être cédés au 30 juin 2005	**458**

Les annexes font partie intégrante des états financiers semestriels consolidés.

État des variations des fonds propres consolidés (non audités)

en millions d'USD, à l'exception du nombre d'actions, pour les semestres arrêtés au 30 juin

	Nombre d'actions *ordinaires* émises	Capital-actions
Solde au 31 décembre 2003, ainsi que publié auparavant	144.006.955	923
Application des normes comptables IFRS nouvelles et amendées:		
– IFRS 4	–	–
– IAS 28/31	–	–
– IAS 32/39	–	–
Total des ajustements dus à l'application des normes comptables IFRS nouvelles et amendées[1]	–	–
Solde au 31 décembre 2003, retraité	144.006.955	923
Variation des plus-values/(moins-values) latentes sur placements, nettes, (hors écarts de conversion)	–	–
Ecarts de conversion	–	–
Variation des plus-values/(moins-values) latentes sur placements, nettes, non constatées dans le compte de résultat	–	–
Réduction de la valeur nominale des actions nominatives	–	(288)
Transactions de paiements sur la base d'actions	–	–
Transactions sur actions propres	–	–
Bénéfice net	–	–
Dividendes sur titres privilégiés	–	–
Variations de la capitalisation et des intérêts minoritaires, nettes	–	–
Solde au 30 juin 2004, retraité	144.006.955	635
Solde au 31 décembre 2004, ainsi que publié auparavant	144.006.955	635
Application des normes comptables IFRS nouvelles et amendées:		
– IFRS 4	–	–
– IAS 27	–	–
– IAS 28/31	–	–
– IAS 32/39	–	–
Total des ajustements dus à l'application des normes comptables IFRS nouvelles et amendées[1]	–	–
Solde au 31 décembre 2004, retraité	144.006.955	635
Extourne du goodwill négatif (IFRS 3)	–	–
Variation des plus-values/(moins-values) latentes sur placements, nettes (hors écarts de conversion)	–	–
Ecarts de conversion	–	–
Variation des plus-values/(moins-values) latentes sur placements, nettes, non constatées dans le compte de résultat	–	–
Réduction de la valeur nominale des actions nominatives[2]	–	(449)
Transactions de paiements sur la base d'actions	–	–
Bénéfice net	–	–
Dividendes sur titres privilégiés	–	–
Variations de la capitalisation et des intérêts minoritaires, nettes	–	–
Solde au 30 juin 2005	**144.006.955**	**186**

[1] Application de normes comptables nouvelles et amendées comme abordé dans l'annexe 3.
[2] Conformément à l'approbation de l'assemblée générale du 19 avril 2005, le capital-actions a été réduit par la diminution de CHF 4,00 de la valeur nominale des actions nominatives de CHF 6,50 à CHF 2,50. Le paiement aux actionnaires a été effectué le 4 juillet 2005.

Les annexes font partie intégrante des états financiers semestriels consolidés.

Actions propres	Réserve provenant de primes d'émission	Plus-values/ (moins-values) latentes sur placements, nettes	Ecarts de conversion cumulés	Bénéfices non distribués	Titres privilégiés	Total des fonds propres attribuables aux actionnaires	Intérêts minoritaires	Total des fonds propres
(6)	10.208	862	152	5.699	1.096	**18.934**	969	**19.903**
–	–	–	–	(1.320)	–	**(1.320)**	–	**(1.320)**
–	–	–	–	19	–	**19**	–	**19**
–	–	–	–	(4)	–	**(4)**	–	**(4)**
–	–	–	–	(1.305)	–	**(1.305)**	–	**(1.305)**
(6)	10.208	862	152	4.394	1.096	**17.629**	969	**18.598**
–	–	(981)	–	–	–	**(981)**	2	**(979)**
–	–	(9)	(86)	–	–	**(95)**	(45)	**(140)**
–	–	(990)	(86)	–	–	**(1.076)**	(43)	**(1.119)**
–	–	–	–	–	–	**(288)**	–	**(288)**
–	(14)	–	–	–	–	**(14)**	–	**(14)**
4	45	–	–	–	–	**49**	–	**49**
–	–	–	–	1.484	–	**1.484**	54	**1.538**
–	–	–	–	(16)	–	**(16)**	(5)	**(21)**
–	–	–	–	–	–	–	(215)	**(215)**
(2)	10.239	(128)	66	5.862	1.096	**17.768**	760	**18.528**
(1)	10.288	1.075	840	8.248	1.096	**22.181**	846	**23.027**
–	–	–	(85)	(1.443)	–	**(1.528)**	–	**(1.528)**
–	–	–	–	–	–	**–**	(6)	**(6)**
–	–	–	–	21	–	**21**	–	**21**
–	–	–	–	(4)	–	**(4)**	–	**(4)**
–	–	–	(85)	(1.426)	–	**(1.511)**	(6)	**(1.517)**
(1)	10.288	1.075	755	6.822	1.096	**20.670**	840	**21.510**
–	–	–	–	23	–	**23**	–	**23**
–	–	654	–	–	–	**654**	11	**665**
–	–	(75)	(663)	–	–	**(738)**	(111)	**(849)**
–	–	579	(663)	–	–	**(84)**	(100)	**(184)**
–	–	–	–	–	–	**(449)**	–	**(449)**
–	(4)	–	–	–	–	**(4)**	–	**(4)**
–	–	–	–	1.799	–	**1.799**	56	**1.855**
–	–	–	–	(21)	–	**(21)**	(12)	**(33)**
–	–	–	–	–	–	**–**	3	**3**
(1)	**10.284**	**1.654**	**92**	**8.623**	**1.096**	**21.934**	**787**	**22.721**

1. Cadre de préparation

Ces états financiers semestriels consolidés ont été préparés selon l'International Accounting Standard 34, "Information financière intermédiaire". Les normes comptables utilisées pour préparer ces états financiers consolidés sont conformes aux International Financial Reporting Standards (IFRS) et sont consistantes avec celles contenues dans les annexes au Rapport de gestion 2004 de Zurich Financial Services Group ("le groupe") à l'exception des normes comptables nouvelles et amendées appliquées en 2005. Celles-ci ont conduit au retraitement de certains postes de 2004 et sont abordées dans l'annexe 3. En outre, certains reclassements ont été effectués sur les montants de la période précédente ainsi que sur les informations sectorielles, afin de les rendre conformes à la présentation du Rapport de gestion 2004 du groupe ainsi qu'à celle de la période courante. Ces reclassements n'ont aucun effet sur le bénéfice net publié précédemment.

Ces états financiers semestriels consolidés non audités doivent être lus en conjonction avec le Rapport de gestion 2004 du groupe. Les réviseurs indépendants du groupe ont procédé à un examen succinct de ces états financiers semestriels consolidés non audités. Leur rapport figure à la page 49.

Certains montants comptabilisés dans les états financiers semestriels consolidés reflètent les estimations et les hypothèses émises par le management par rapport aux réserves d'engagements découlant des activités d'assurance, aux évaluations des placements, aux taux d'intérêts et à d'autres facteurs. Les résultats effectifs peuvent différer des estimations. Les résultats intermédiaires ne sont pas nécessairement représentatifs des résultats de l'exercice annuel.

Informations sectorielles

Dans le Rapport de gestion 2004, les secteurs primaires du groupe étaient définis ainsi: assurance dommages, assurance vie, Farmers Management Services, Autres activités et Corporate Center. Le seul changement porté à ces secteurs primaires en 2005 a été le changement de nom de Corporate Center en Corporate Functions. Toutefois, pour être en conformité avec la structure de management du groupe, les transferts suivants entre secteurs primaires ont été effectués dans le Rapport financier 2005:

- Les activités de Farmers Re sont transférées de l'assurance dommages à Autres activités;
- Les activités de réassurance du groupe liées à certaines opérations européennes en run-off sont transférées de Corporate Functions à Autres activités;
- Certains placements de Farmers New World Life sont transférés de l'assurance vie à Farmers Management Services;
- Différentes activités de réassurance du groupe sont transférées de Corporate Functions à Autres activités ou à l'assurance dommages.

Le format secondaire de présentation des informations sectorielles du groupe est géographique. En 2004, ces secteurs secondaires étaient Amérique du Nord – Entreprises, Amérique du Nord – Particuliers, Europe continentale, UKISA, Reste du monde et Activités gérées de manière centrale. En ce qui concerne les états financiers 2005, les régions ont été choisies afin de mieux refléter la responsabilité de gestion: Amérique du Nord, Europe, Activités internationales et Activités gérées de manière centrale.

Les résultats de 2004 ont été retraités pour tenir compte de ces modifications.

2. Conversions et transactions en devises étrangères

Le tableau ci-dessous résume les principaux taux de change utilisés à des fins de conversion. Les moins-values nettes sur transactions en devises étrangères figurant dans le compte de résultat consolidé se montaient respectivement à 60 millions de dollars et à 47 millions de dollars pour les semestres arrêtés aux 30 juin 2005 et 2004.

Tableau 2
Principaux taux de change
USD par unité de monnaie étrangère

	Bilan au		**Compte de résultat et flux de trésorerie pour les semestres arrêtes aux**	
	30.06.05	31.12.04	**30.06.05**	30.06.04
Euro	**1,2101**	1,3555	**1,2860**	1,2274
Franc suisse	**0,7802**	0,8769	**0,8316**	0,7907
Livre sterling	**1,7917**	1,9183	**1,8744**	1,8225

3. Application des normes comptables nouvelles et amendées et ajustements opérés en 2005 (retraitement IFRS)

Comme présenté le 3 mai 2005, le groupe a appliqué plusieurs normes comptables nouvelles et amendées dans le cadre des International Financial Reporting Standards (IFRS), qui ont pris effet au 1er janvier 2005.

L'International Accounting Standards Board (IASB) a émis la norme IFRS 4 "Contrats d'assurance" le 31 mars 2004. La publication de cette norme donne, pour la première fois, des orientations sur la comptabilisation des contrats d'assurance. Cette norme s'applique à tous les contrats d'assurance (y compris les contrats de réassurance) qu'une entité émet ainsi qu'aux contrats de réassurance qu'elle détient, à l'exception des contrats spécifiques couverts par les autres normes comptables IFRS. Le changement le plus significatif par suite de l'application de la norme est le reclassement de certains contrats en tant qu'instruments financiers et donc l'application de la norme IAS 39 à ces contrats. L'application de la norme IFRS 4 ne donne pas d'orientations complètes sur le traitement comptable des contrats d'assurance et, en tant que tel, le groupe continuera à appliquer les normes US GAAP dans certaines circonstances, lorsque les normes IFRS ne donnent aucune indication.

La norme IAS 39 "Instruments financiers: comptabilisation et évaluation" a été révisée en décembre 2003 en tant qu'élément du projet de l'IASB d'améliorer la norme IAS 32 "Instruments financiers: informations à fournir et présentation" et la norme IAS 39. Un autre amendement a été effectué en mars 2004. Ce changement était lié à la comptabilité de couverture à sa juste valeur pour une couverture de portefeuille du risque inhérent aux taux d'intérêt. Les changements les plus significatifs sont les suivants:

- La norme clarifie le fait que l'évaluation du transfert de risques et des rémunérations de la propriété précède l'évaluation du transfert du contrôle pour toutes les transactions de suppression de la comptabilité.
- La norme permet à une entité de désigner n'importe quel actif financier ou engagement financier sur une comptabilisation initiale comme étant mesuré à sa juste valeur, les variations de juste valeur étant comptabilisées dans le compte de résultat. Pour imposer une discipline de classification, une entité ne peut pas effectuer de reclassements des instruments financiers dans ou hors de cette catégorie.
- La norme donne des orientations supplémentaires sur la manière de déterminer les justes valeurs en faisant appel à des techniques d'évaluation.
- La norme clarifie le fait qu'une perte sur dépréciation est comptabilisée seulement lorsqu'elle s'est produite. Elle donne également des indications supplémentaires sur les événements qui donnent une preuve objective de dépréciation des placements dans des instruments en actions.
- Les couvertures d'engagements fermes doivent être traitées comme des couvertures de juste valeur plutôt que comme des couvertures de cash flow. Toutefois, la norme clarifie qu'une couverture sur un risque en devise étrangère d'un engagement ferme peut être traitée soit comme une couverture de cash flow, soit comme une couverture de juste valeur.

L'IASB a publié la norme IFRS 3 "Regroupements d'entreprises" le 31 mars 2004. Conformément aux dispositions transitoires de la norme, le groupe a appliqué cette norme aux regroupements d'entreprises pour lesquelles la date de l'accord est le 31 mars 2004 ou ultérieurement. Les autres exigences de la norme IFRS 3 ont été appliquées au 1er janvier 2005. Les changements les plus importants induits par cette norme sont:

- Tous les regroupements d'entreprises en son sein doivent être enregistrés en utilisant la méthode d'acquisition, alors qu'auparavant la norme IAS 22 permettait dans certains cas de comptabiliser les regroupements d'entreprises en utilisant la méthode du "pooling of interests".
- Les actifs, passifs et engagements conditionnels identifiables de l'acquisition doivent être comptabilisés comme une partie du coût du regroupement et doivent être mesurés initialement par l'acquéreur à leurs justes valeurs à la date d'acquisition. Ainsi, tout intérêt minoritaire dans l'acquisition est indiqué dans la proportion minoritaire des justes valeurs nettes de ces éléments.
- Le goodwill acquis lors de regroupement d'entreprises doit être mesuré, après comptabilisation initiale, à la valeur d'acquisition moins les moins-values pour dépréciation accumulées. Ainsi, le goodwill n'est pas amorti mais, à la place, doit être testé chaque année pour dépréciation, ou plus fréquemment si les événements ou les changements de circonstances indiquent qu'il pourrait avoir été déprécié.

Lors de l'application de la norme IFRS 3, le groupe a extourné un goodwill négatif de 23 millions de dollars.

Les normes IAS 36 "Dépréciation d'actifs" et IAS 38 "Immobilisations incorporelles" ont été amendées en mars 2004 par l'IASB dans le cadre du projet débouchant sur la publication de la norme IFRS 3 "Regroupements d'entreprises". Suite à l'application de la norme IFRS 3 par le groupe, les normes amendées ont été appliquées au 1er janvier 2005.

L'IASB a émis la norme IFRS 5 "Actifs non courants destinés à être cédés et abandons d'activités" au 31 mars 2004. La norme adopte la classification "destiné à être cédés", introduit la notion de "groupe d'actifs" et spécifie que les actifs ou les groupes d'actifs, qui sont classés comme destinés à être cédés, sont comptabilisés à la valeur la plus faible entre la valeur comptable et la juste valeur moins les frais de vente. Elle remplace également la norme IAS 35 traitant de la comptabilisation des abandons d'activités. L'impact le plus significatif pour le groupe a été le reclassement de certains actifs et engagements en tant qu'actifs et passifs destinés à être cédés.

La norme IAS 27 "Etats financiers consolidés et individuels" a été amendée en mars 2004. L'application de la norme amendée par rapport aux exigences de consolidation des organisations de capital risque, aux fonds mutuels et aux entités similaires a résulté en des cumuls d'équivalence des actifs et des passifs du groupe afin de refléter les engagements envers les tierces parties et les intérêts minoritaires. Par ailleurs, la norme IAS 27 amendée exige de publier les intérêts minoritaires dans les fonds propres séparément des fonds propres attribuables aux actionnaires.

Le changement dans la pratique comptable pour le prêt de titres découle principalement des normes IFRS amendées qui ont conduit le groupe à reconsidérer sa pratique et à opérer des changements dans le critère de reconnaissance des garanties reçues lors d'opérations de prêts de titres. En contrepartie des avantages économiques futurs, des risques significatifs encourus et des rémunérations sur les garanties reçues en espèces, le groupe doit dorénavant comptabiliser à la fois les garanties en espèces et un engagement égal et compensatoire lié à la garantie en espèces. Aucun effet sur le résultat n'a découlé de ce changement de pratique.

En conséquence de l'application des normes comptables nouvelles et amendées mentionnées ci-dessus, les chiffres comparatifs de 2004 ont été retraités comme résumé dans les tableaux suivants.

Effet des normes comptables nouvelles et amendées ainsi que des ajustements appliqués en 2005 (retraitement IFRS)

Tableau 3.1
Compte de résultat consolidé pour le semestre arrêté au 30 juin 2004 retraitement IFRS (non audité) – rapprochement avec les informations financières publiées auparavant

en millions d'USD, pour le semestre arrêté au 30 juin 2004	**Ainsi que publié[1]**	**IFRS 4**	**Autres IAS/IFRS**	**Retraité**
Bénéfice net attribuable aux actionnaires[2]	1.448	36	–	1.484

[1] *Ainsi que publié dans le Rapport de gestion 2004.*
[2] La norme IAS 1 amendée a modifié la rubrique finale du compte de résultat de "bénéfice net", comme expliqué, en "bénéfice net attribuable aux actionnaires".

Tableau 3.2
Bilan consolidé au 31 décembre 2004 retraitement IFRS (non audité) – rapprochement avec les informations financières publiées auparavant

en millions d'USD, au 31 décembre 2004	**Ainsi que publié[1]**	**IFRS 4**	**Autres IAS/IFRS**	**Retraité**
Fonds propres attribuables aux actionnaires	22.181	(1.528)	17	20.670
Total des fonds propres	23.027	(1.528)	11	21.510

[1] Ainsi que publié dans le Rapport de gestion 2004.

4. Placements

Un résumé des produits nets des placements et plus-values et moins-values, nettes, y compris dépréciations, est fourni ci-dessous.

Tableau 4.1
Résultat des placements

en millions d'USD, pour les semestres arrêtés au 30 juin	**Produits des placements, nets**		**Plus-values/ (moins-values), nettes, y. c. dépréciations[1]**		**Résultat des placements**	
	2005	2004	**2005**	2004	**2005**	2004
Liquidités et équivalents de liquidités	**310**	163	**2**	5	**312**	168
Actions	**1.069**	857	**3.289**	1.159	**4.358**	2.016
Titres d'emprunts	**2.807**	2.665	**802**	2	**3.609**	2.667
Participations dans des entreprises associées	**96**	85	**(5)**	(77)	**91**	8
Autres placements:						
Placements à court terme	**48**	56	**2**	–	**50**	56
Placements détenus par des sociétés d'investissement	**5**	7	**126**	167	**131**	174
Immeubles de placement	**404**	408	**256**	168	**660**	576
Hypothèques, prêts sur polices et autres prêts	**567**	500	**93**	143	**660**	643
Autres[2]	**84**	79	**(156)**	88	**(72)**	167
Résultat des placements, brut	**5.390**	4.820	**4.409**	1.655	**9.799**	6.475
Charges grevant les placements[3]	**(320)**	(417)	**–**	–	**(320)**	(417)
Résultat des placements, net	**5.070**	4.403	**4.409**	1.655	**9.479**	6.058

[1] Les dépréciations sur le total des placements se sont élevées à 35 millions de dollars et à 55 millions de dollars pour les semestres arrêtés aux 30 juin 2005 et 2004, respectivement.
[2] Y compris des plus-values/(moins-values) nettes sur les instruments financiers dérivés de (159) millions de dollars et de 12 millions de dollars pour les semestres arrêtés aux 30 juin 2005 et 2004, respectivement.
[3] Y compris des frais d'exploitation pour les immeubles de placement de 72 millions de dollars et de 80 millions de dollars pour les semestres arrêtés aux 30 juin 2005 et 2004, respectivement.

Les détails des soldes des placements au 30 juin 2005 et au 30 décembre 2004 figurent dans les tableaux ci-dessous.

Tableau 4.2
Répartition du total des placements
au

	30.06.05		31.12.04	
	Millions d'USD	**% du total**	Millions d'USD	% du total
Liquidités et équivalents de liquidités	**23.176**	**8,5%**	22.457	8,0%
Actions (y compris les portefeuilles d'actions gérés par Marchés des capitaux et activités bancaires):				
Détenus à des fins de transaction	**2.351**	**0,9%**	2.843	1,0%
dont:				
Portefeuilles d'actions gérés par Marchés des capitaux et activités bancaires	***2.155***	***0,8%***	*2.773*	*1,0%*
Juste valeur constatée dans le compte de résultat	**70.682**	**25,8%**	71.087	25,2%
Disponibles à la vente	**11.101**	**4,0%**	12.158	4,3%
Total des actions	**84.134**	**30,7%**	86.088	30,5%
Titres d'emprunts:				
Détenus à des fins de transaction	**485**	**0,2%**	540	0,2%
Juste valeur constatée dans le compte de résultat	**17.587**	**6,4%**	17.101	6,1%
Disponibles à la vente	**105.364**	**38,5%**	107.874	38,2%
Détenus jusqu'à leur échéance	**5.413**	**2,0%**	5.855	2,1%
Total des titres d'emprunt	**128.849**	**47,1%**	131.370	46,6%
Participations dans des entreprises associées	**677**	**0,2%**	645	0,2%
Autres placements:				
Placements à court terme	**1.386**	**0,5%**	1.943	0,7%
Placements détenus par des sociétés d'investissement	**1.789**	**0,7%**	1.789	0,6%
Immeubles de placement	**11.797**	**4,3%**	12.541	4,4%
Prêts hypothécaires	**9.278**	**3,4%**	10.251	3,6%
Prêts sur polices et autres prêts	**12.630**	**4,6%**	14.906	5,3%
Autres	**83**	**0,0%**	165	0,1%
Total des autres placements	**36.963**	**13,5%**	41.595	14,7%
Total des placements	**273.799**	**100,0%**	282.155	100,0%

Au 30 juin 2005 et au 31 décembre 2004 respectivement le groupe détenait 17.378 millions de dollars et 15.687 millions de dollars de titres prêtés. Les liquidités limitées à certains emplois comprenaient 4.397 millions de dollars et 5.197 millions de dollars de liquidités reçues comme garantie pour titres prêtés au 30 juin 2005 et au 31 décembre 2004, respectivement. Les garanties non numéraires reçues pour des titres prêtés ont atteint 14.678 millions de dollars et 12.543 millions de dollars aux 30 juin 2005 et 31 décembre 2004, respectivement.

Tableau 4.3
Plus-values/(moins-values) réalisées et dépréciations actions et titres d'emprunts disponibles à la vente
en millions d'USD, pour les semestres arrêtés au 30 juin

	Actions		Titres d'emprunts		Total	
	2005	2004	**2005**	2004	**2005**	2004
Plus-values réalisées, brutes – disponibles à la vente	**275**	388	**362**	334	**637**	722
Moins-values réalisées, brutes – disponibles à la vente	**(154)**	(426)	**(81)**	(93)	**(235)**	(519)
Dépréciations – disponibles à la vente	**(23)**	(34)	**(7)**	(12)	**(30)**	(46)
Total	**98**	(72)	**274**	229	**372**	157

Tableau 4.4
Plus-values/(moins-values) latentes nettes sur placements comprises dans les fonds propres attribuables aux actionnaires
en millions d'USD, au

	Total	
	30.06.05	31.12.04
Actions – disponibles à la vente	**703**	310
Titres d'emprunts – disponibles à la vente	**4.607**	3.635
Autres	**(46)**	79
Moins les plus-values latentes sur placements, nettes, attribuables aux:		
Participation des preneurs d'assurance vie aux excédents et autres engagements envers les preneurs d'assurance	**(2.682)**	(2.234)
Frais d'acquisition différés d'affaires vie	**(235)**	(176)
Impôts sur le bénéfice différés	**(657)**	(514)
Intérêts minoritaires	**(36)**	(25)
Total	**1.654**	1.075

5. Changements dans le périmètre de consolidation

Au cours des semestres arrêtés aux 30 juin 2005 et 2004, le groupe a finalisé la vente de plusieurs activités et a comptabilisé des ajustements postérieurs à la clôture.

Tableau 5.1
Moins-value sur cessions d'activités, nette
en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004
Contrepartie de la cession	**83**	1.739
Moins: actifs nets cédés	**(99)**	(1.708)
Autres produits/(frais) liés à la cession	**3**	(45)
Moins-value nette sur cessions d'activités avant impôts	**(13)**	(14)
Effet fiscal	**–**	(4)
Moins-value nette sur cessions d'activités après impôts	**(13)**	(18)
Actifs nets cédés		
Liquidités et équivalents de liquidités	**68**	180
Autres actifs	**196**	3.955
Engagements découlant des activités d'assurance	**(39)**	(515)
Autres engagements	**(126)**	(1.912)
Actifs nets cédés	**99**	1.708

Les principales transactions du groupe affectant le périmètre de consolidation pendant les semestres arrêtés aux 30 juin 2005 et 2004 sont décrites ci-dessous.

Changements en 2005

Le groupe a finalisé la vente de sa participation dans ZC Sterling Corporation à Trident III, L.P, la vente de 10% du capital entièrement libéré de South African Eagle Insurance Company Limited (SA Eagle), une filiale détenue en majorité, à Royal Bafokeng Finance (RBF), une société détenue en totalité par Royal Bafokeng Nation (RBN), Afrique du Sud, la vente de ses intérêts dans Zurich National Life Assurance Company *Limited en Thaïlande à National Finance Public Company Limited et l'acquisition du portefeuille d'activités vie de ING Insurance Argentina,* réalisant une moins-value nette avant impôts de 17 millions de dollars. Le groupe a également opéré des ajustements postérieurs pour les cessions d'activités conclues en 2004, réalisant une plus-value nette avant impôts de 4 millions de dollars.

Le 4 avril 2005, le groupe a annoncé la vente de Universal Underwriters Group à un groupe d'investissement dirigé par Hellman & Friedmann LLC. Les actifs et les passifs de Universal Underwriters Group ont été classés comme destinés à être cédés au 30 juin 2005, conformément à la norme IFRS 5 (voir ci-dessous). En collaboration avec les acquéreurs, le groupe continue à réunir un nombre de conditions préalables indispensables à la conclusion de la transaction.

Au cours du premier semestre 2005, les sociétés cédées n'ont pas contribué de manière significative au bénéfice net du groupe.

Actifs et engagements destinés à être cédés

Le 1er janvier 2005, le groupe a appliqué la norme IFRS 5 qui a débouché sur un changement dans la pratique comptable et qui a provoqué une modification de la présentation du bilan pour les actifs et les engagements destinés à être cédés. Les actifs et les passifs suivants de Universal Underwriters Group et d'autres entités du groupe ont été classés comme destinés à être cédés au 30 juin 2005:

Tableau 5.2
Actifs classés comme destinés à être cédés
en millions d'USD, au 30 juin 2005

Total des placements	**1.238**
dont:	
Liquidités et équivalents de liquidités	***458***
Frais d'acquisition différés	**464**
Part des réassureurs dans les provisions techniques relatives aux contrats d'assurance	**230**
Autres actifs	**2.011**
Total	**3.943**

Tableau 5.3
Engagements classés comme destinés à être cédés
en millions d'USD, au 30 juin 2005

Provisions techniques relatives aux contrats d'assurance	**2.557**
Autres engagements	**515**
Total	**3.072**

Les plus-values latentes sur placements comprises dans les fonds propres du groupe attribuables aux actionnaires liées aux actifs destinés à être cédés se sont montées à 16 millions de dollars au 30 juin 2005.

Changements en 2004
Au cours du premier semestre 2004, le groupe a finalisé la vente de Zurich Insurance (Singapore) Pte.Ltd., la vente de Zürich Krankenversicherung AG (Deutschland), la vente de la participation du groupe dans Globale Krankenversicherungs-AG, la vente du portefeuille d'assurance de sa filiale Zurich Life Philippines, Inc, la vente de McMillan Shakespeare Australia Pty Limited ainsi que la vente des assurances dommages (branches particuliers et petites entreprises) et vie (branches particuliers et entreprises), en Belgique, constatant une moins-value nette avant impôts de 15 millions de dollars. Le groupe a également enregistré des ajustements postérieurs pour les cessions d'activités conclues pendant ou avant le premier semestre 2004, réalisant une plus-value nette avant impôts de 1 million de dollars.

Au cours du premier semestre 2004, les sociétés et les activités cédées avaient contribué au bénéfice net du groupe à hauteur de 8 millions de dollars.

6. Prestations d'assurance

Tableau 6.1
Prestations d'assurance
en millions d'USD, pour les semestres arrêtés au 30 juin

	Brutes		Cédées		Nettes	
	2005	2004	**2005**	2004	**2005**	2004
Charges de sinistres et frais de gestion	**13.330**	12.890	**(2.337)**	(2.004)	**10.993**	10.886
Prestations vie en cas de décès et autres prestations	**6.046**	7.409	**(142)**	(137)	**5.904**	7.272
Diminution de la provision mathématique vie	**(444)**	(1.736)	**(228)**	(128)	**(672)**	(1.864)
Prestations d'assurance totales	**18.932**	18.563	**(2.707)**	(2.269)	**16.225**	16.294
dont:						
Charges de sinistres et frais de gestion payés	**10.515**	10.425	**(1.752)**	(1.974)	**8.763**	8.451

Tableau 6.2
Autres charges techniques
en millions d'USD, pour les semestres arrêtés au 30 juin

	Brutes		Cédées		Nettes	
	2005	2004	**2005**	2004	**2005**	2004
Participation des preneurs d'assurance aux excédents et bénéfices	**5.234**	2.399	**–**	1	**5.234**	2.400
Frais de souscription et d'acquisition	**3.899**	4.328	**(193)**	(619)	**3.706**	3.709

7. Impôts sur le bénéfice

Tableau 7.1
Charges d'impôts sur le bénéfice – répartition entre courants/différés
en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004
Impôts courants	**562**	538
Impôts différés	**626**	225
Total des charges d'impôts sur le bénéfice	**1.188**	763

Tableau 7.2
Charges d'impôts sur le bénéfice – répartition entre preneurs d'assurance/actionnaires
en millions d'USD, pour les semestres arrêtés au 30 juin

	2005	2004
Charges d'impôts sur le bénéfice imputables aux preneurs d'assurance	**397**	33
Charges d'impôts sur le bénéfice imputables aux actionnaires	**791**	730
Total des charges d'impôts sur le bénéfice	**1.188**	763

Le groupe est tenu d'enregistrer les impôts sur les produits des preneurs d'assurance pour le compte des preneurs d'assurance vie dans certaines juridictions. Par conséquent, le crédit ou la charge d'impôts imputable à ces produits des preneurs d'assurance vie est inclus dans les charges d'impôts sur le bénéfice. Dans certaines juridictions, un compte de régularisation pour futurs accessoires de primes, qui couvrira les charges fiscales, est compris dans les primes émises brutes et accessoires de primes.

Tableau 7.3

Charges d'impôts sur le bénéfice escomptées et effectives

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004
Charges d'impôts sur le bénéfice escomptées	**983**	748
Augmentation/(réduction) d'impôts découlant de:		
Réduction du bénéfice imposable	**(238)**	(138)
Dépenses non déductibles	**52**	41
Pertes fiscales non utilisables	**140**	58
Charges d'impôts supplémentaires imputables aux produits des preneurs d'assurance vie	**269**	22
Autres	**(18)**	32
Charges d'impôts sur le bénéfice effectives	**1.188**	763

Le tableau ci-dessus met en évidence les facteurs qui font différer la charge effective d'impôts sur le bénéfice du montant escompté calculé en appliquant le taux fiscal statutaire moyen pondéré.

Le taux fiscal statutaire moyen pondéré du groupe est de 32,3% et de 32,5% pour les semestres arrêtés respectivement aux 30 juin 2005 et 2004. Ces taux ont été obtenus à partir de la moyenne pondérée des taux fiscaux statutaires applicables par rapport au bénéfice net avant impôts sur le bénéfice généré dans les principaux territoires d'imposition dans lesquels le groupe opère.

Tableau 7.4

Impôts sur le bénéfice différés

en millions d'USD, au	**30.06.05**	31.12.04
Impôts différés activés		
Impôts différés activés, bruts	**4.774**	4.701
Ajustement de valeur des impôts différés activés	**(595)**	(490)
Impôts différés activés, nets	**4.179**	4.211
Engagements découlant d'impôts différés	**(6.224)**	(5.718)
Engagements nets découlant d'impôts différés	**(2.045)**	(1.507)

L'impôt sur le bénéfice courant à payer (net d'impôts sur le bénéfice à recevoir) se montait au 30 juin 2005 et au 31 décembre 2004 à 925 millions de dollars et à 971 millions de dollars, respectivement.

Au 30 juin 2005 et au 31 décembre 2004 respectivement, le groupe disposait de reports de pertes déductibles des impôts sur le bénéfice de 4.570 millions de dollars et de 4.835 millions de dollars disponibles (sujets à différentes restrictions statutaires) pour compenser de futurs bénéfices imposables. Les impôts différés activés pour des reports de pertes figuraient dans les comptes à raison de 2.802 millions de dollars et 3.300 millions de dollars au 30 juin 2005 et au 31 décembre 2004, respectivement. Les soldes de 1.768 millions de dollars et de 1.535 millions de dollars au 30 juin 2005 et au 31 décembre 2004 n'avaient pas été comptabilisés comme impôts différés activés. La majorité des reports de pertes déductibles des impôts sur le bénéfice expire après cinq ans.

8. Frais d'acquisition différés

Tableau 8

Frais d'acquisition différés

en millions d'USD	**Assurance dommages**		**Assurance vie**		**Autres secteurs[1]**		**Total**	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Au 1er janvier (solde d'ouverture)	**2.143**	1.916	**8.932**	7.858	**206**	303	**11.281**	10.077
Frais d'acquisition différés et transferts	**1.624**	1.168	**664**	604	**3**	38	**2.291**	1.810
Amortissement porté en déduction du bénéfice[2]	**(972)**	(951)	**(542)**	(508)	**(30)**	(72)	**(1.544)**	(1.531)
Cessions d'activités	**(15)**	(10)	**(12)**	(59)	**–**	–	**(27)**	(69)
Reclassement en actifs destinés à être cédés	**(464)**	–	**–**	–	**–**	–	**(464)**	–
Ecarts de conversion	**(114)**	(23)	**(678)**	24	**–**	1	**(792)**	2
Au 30 juin (solde de clôture)	**2.202**	2.100	**8.364**	7.919	**179**	270	**10.745**	10.289

[1] Y compris éliminations des transactions entre les secteurs.

[2] La part d'amortissement comptabilisée directement dans les fonds propres attribuables aux actionnaires pour l'assurance vie était respectivement de (70) millions de dollars et de 50 millions de dollars pour les semestres arrêtés aux 30 juin 2005 et 2004.

9. Provisions techniques relatives aux contrats d'assurance

Tableau 9.1
Provisions techniques relatives aux contrats d'assurance
en millions d'USD, au

	30.06.05	31.12.04
Brutes		
Provision pour sinistres à régler	**57.026**	57.765
Provision pour primes non acquises	**14.473**	14.231
Provision mathématique vie	**73.771**	81.852
Dépôts et autres avoirs des preneurs d'assurance	**21.877**	22.391
Provision pour produits "unit-linked"	**52.660**	50.848
Provisions techniques relatives aux contrats d'assurance	**219.807**	227.087
Cédées		
Provision pour sinistres à régler	**(14.475)**	(14.278)
Provision pour primes non acquises	**(2.040)**	(2.097)
Provision mathématique vie	**(1.539)**	(1.169)
Dépôts et autres avoirs des preneurs d'assurance	**(3.515)**	(3.594)
Provision pour produits "unit-linked"	**–**	–
Part des réassureurs dans les provisions techniques relatives aux contrats d'assurance	**(21.569)**	(21.138)
Nettes		
Provision pour sinistres à régler	**42.551**	43.487
Provision pour primes non acquises	**12.433**	12.134
Provision mathématique vie	**72.232**	80.683
Dépôts et autres avoirs des preneurs d'assurance	**18.362**	18.797
Provision pour produits "unit-linked"	**52.660**	50.848
Provisions techniques relatives aux contrats d'assurance	**198.238**	205.949

Tableau 9.2
Développement de la provision pour sinistres à régler
en millions d'USD

	2005	2004
Au 1er janvier (solde d'ouverture)		
Provision pour sinistres à régler, brute	**57.765**	51.007
Part des réassureurs	**(14.278)**	(14.036)
Provision pour sinistres à régler, nette	**43.487**	36.971
Charges de sinistres et frais de gestion à régler		
Période en cours	**10.896**	10.230
Années antérieures	**97**	656
Total	**10.993**	10.886
Charges de sinistres et frais de gestion payés		
Période en cours	**(2.500)**	(2.555)
Années antérieures	**(6.263)**	(5.896)
Total	**(8.763)**	(8.451)
Cessions de sociétés et d'activités, y compris les transferts aux engagements destinés à être cédés	**(1.083)**	(394)
Ecarts de conversion	**(2.083)**	(517)
Au 30 juin (solde de clôture)		
Provision pour sinistres à régler, nette	**42.551**	38.495
Part des réassureurs	**14.475**	13.908
Provision pour sinistres à régler, brute	**57.026**	52.403

Le groupe constitue des provisions pour sinistres à régler, qui représentent des estimations du règlement futur des sinistres déclarés ou non, ainsi que des frais de gestion correspondants, en relation avec des événements assurés qui se sont produits. Le provisionnement est un processus complexe, nécessitant le recours à des estimations et à des jugements fondés. Tout changement des estimations se reflète dans le compte de résultat de la période durant laquelle le changement s'opère.

Des retards significatifs se produisent dans la déclaration de certains sinistres et il faut une grande expérience et beaucoup de discernement pour évaluer les engagements en suspens, dont le coût final ne peut être connu avec certitude à la date du bilan. La provision pour sinistres à régler est déterminée à partir des informations disponibles lors de la clôture; cependant, de par la nature des affaires souscrites, il peut s'avérer que les engagements définitifs varient à la suite de développements ultérieurs.

Des charges différées, liées à des traités de réassurance active avec effet rétroactif s'élevant au total respectivement à 156 millions de dollars et 182 millions de dollars au 30 juin 2005 et au 31 décembre 2004, ont été déduites de la provision pour sinistres à régler.

Tableau 9.3
Dépôts et autres avoirs des preneurs d'assurance (bruts de réassurance)
en millions d'USD, au

	30.06.05	31.12.04
Dépôts et autres avoirs des preneurs d'assurance		
Rentes	**1.818**	1.949
Universal Life et produits similaires	**10.739**	11.203
Participation des preneurs d'assurance aux excédents	**9.320**	9.239
Total	**21.877**	22.391

Le groupe a souscrit des contrats à rentes variables, via sa filiale Kemper Investors Life Insurance Company, qui fournissent aux assurés certaines garanties en termes de prestations minimales en cas de décès et de retraite. La charge complémentaire maximale, après réassurance, que le groupe aurait à subir selon ces polices se monte, à la date du bilan au 30 juin 2005, à 513 millions de dollars (au 31 décembre 2004: 451 millions de dollars). Le groupe considère que la réalisation de tels engagements est improbable.

Tableau 9.4
Part en fonds propres de la composante de participation discrétionnaire (Discretionary Participation Features ou DPF)
en millions d'USD

	2005	2004
Au 1er janvier (solde d'ouverture)	**1.568**	1.627
Variation des plus-values/(moins-values) latentes sur placements, nettes (hors effets de l'application initiale de la législation "legal quote" en Suisse)	**30**	(146)
Application initiale de la législation "legal quote" en Suisse au 30 juin 2004	**–**	(226)
Variation du bénéfice de la période en cours	**(3)**	(10)
Au 30 juin (solde de clôture)	**1.595**	1.245

Le groupe vend certains contrats d'assurance et de placements contenant une composante de participation dont le montant et le moment de la déclaration et du paiement sont laissés à la discrétion du management du groupe. Ces avantages peuvent excéder les niveaux minimaux de participation contractuelle ou légale pour de tels contrats, le reste étant alloué au groupe. Le tableau ci-dessus présente la variation des montants de surplus de fonds à disposition du groupe après la dotation à la provision pour participation due aux preneurs d'assurance et qui n'ont pas encore été déclarés en tant qu'excédents. Etant donné que les fonds de placement sous-jacents aux contrats DPF peuvent fluctuer en termes de valeur et que les excédents payés aux preneurs d'assurance peuvent dépasser le minimum contractuel ou légal, le montant final des DPF de cette composante de participation discrétionnaire revenant au groupe peut différer des montants qui sont publiés.

10. Dettes

Tableau 10.1
Dettes
en millions d'USD, au

		30.06.05	31.12.04
a) Dettes découlant de Marchés des capitaux et activités bancaires			
Zurich Capital Markets	Notes et prêts remboursables en 2005	**2.323**	2.873
	Notes et prêts remboursables entre 2006–2014	**744**	726
	Notes et prêts remboursables après 2014	**–**	150
Dunbar Bank	Emprunts à court terme	**20**	19
Centre Solutions (Bermuda) Ltd.	Différents instruments de dette	**77**	112
Dettes découlant de Marchés des capitaux et activités bancaires		**3.164**	3.880
b) Dettes prioritaires			
Zurich Finance (USA), Inc.	Obligation 2,75% CHF, échéance juillet 2006	**390**	438
	Obligation 3,5% CHF, échéance juillet 2008	**234**	263
	Obligation 4,5% EUR, échéance septembre 2014	**1.197**	1.342
Kemper Corporation	Différents instruments de dette, échéance 2009	**27**	27
«Zurich» Compagnie d'Assurances	Obligation 3,875% CHF, échéance juillet 2011	**780**	880
	Différents emprunts et notes	**114**	99
Autres	Différents instruments de dettes à court et à moyen terme	**254**	306
Dettes prioritaires		**2.996**	3.355
(c) Dettes subordonnées			
Zurich Capital Trust I	8,376% USD Capital securities, échéance juin 2037	**1.000**	1.000
Zurich Finance (UK) p.l.c.	Obligation 6,625% GBP, perpétuelle	**793**	848
Zurich Finance (USA), Inc.	Obligation 5,75% EUR, échéance octobre 2023	**596**	668
	Obligation 4,50% EUR, échéance juin 2025	**608**	–
Dettes subordonnées		**2.997**	2.516
Total des dettes prioritaires et subordonnées		**5.993**	5.871
Total des dettes		**9.157**	9.751

Le 15 juin 2005, Zurich Finance (USA), Inc. a émis des obligations à hauteur de 500 millions d'euros à 4,5% dans le cadre du Programme d'emprunts à moyen terme en euros (programme EMTN) du groupe et garanties par la «Zurich» Compagnie d'Assurances sur une base subordonnée. Ces obligations à échéance 2025 peuvent être remboursées dès le 15 juin 2015. Le coupon est fixe jusqu'au 15 juin 2015, puis deviendra flottant selon l'Euribor à trois mois avec une prime de 2,2%. En accord avec la politique du groupe en terme de gestion des risques inhérents aux taux d'intérêt et d'exposition aux monnaies étrangères, des swaps sur les taux d'intérêt à monnaie croisée ont été utilisés pour la couverture de juste valeur de cette dette jusqu'à la première date de remboursement. Après prise en compte des swaps sur taux d'intérêt à monnaie croisée, cette émission est devenue une obligation en dollars à taux flottant, avec un coupon à intérêt variable redéfini tous les semestres.

Le volume du programme EMTN du groupe autorise l'émission de notes prioritaires et subordonnées a été augmenté le 10 mars 2005, passant d'un maximum de 4 milliards de dollars à un maximum de 6 milliards de dollars. Les entités autorisées à émettre dans le cadre du programme EMTN sont Zurich Finance (USA), Inc. et Zurich Finance (UK) p.l.c.

Tableau 10.2

Echelonnement des échéances des dettes en cours

en millions d'USD	**2005**
2005 (six mois)	**2.468**
2006	**563**
2007	**620**
2008	**273**
2009	**120**
après 2009	**5.113**
Total	**9.157**

Tableau 10.3

Charge d'intérêt sur les dettes

en millions d'USD, pour les semestres arrêtés au 30 juin	**2005**	2004
Dettes découlant de Marchés des capitaux et activités bancaires	**54**	37
Dettes prioritaires	**71**	45
Dettes subordonnées	**98**	84
Total	**223**	166

11. Informations sectorielles

Tableau 11.1

Compte de résultat par secteur
en millions d'USD, pour les semestres arrêtés au 30 juin

	Assurance dommages		Assurance vie	
	2005	2004	**2005**	2004
Produits				
Primes émises et accessoires de primes, affaires directes	**17.963**	17.918	**5.413**	5.440
Primes de réassurance active	**672**	548	**47**	32
Primes émises brutes et accessoires de primes	**18.635**	18.466	**5.460**	5.472
Moins primes cédées aux réassureurs	**(2.917)**	(3.527)	**(323)**	(286)
Primes émises nettes et accessoires de primes	**15.718**	14.939	**5.137**	5.186
Variation de la provision pour primes non acquises, nette	**(1.813)**	(1.860)	**6**	(5)
Primes acquises nettes et accessoires de primes	**13.905**	13.079	**5.143**	5.181
Commissions de gestion de Farmers	**–**	–	**–**	–
Produits des placements, nets	**1.330**	1.082	**3.362**	3.095
Plus-values/(moins-values) sur placements, nettes, y compris dépréciations	**117**	95	**3.811**	1.095
Plus-value/(moins-value) sur cessions d'activités, nette	**(20)**	(46)	**(9)**	41
Autres produits	**170**	232	**396**	408
Total des produits	**15.502**	14.442	**12.703**	9.820
Transactions entre les secteurs	**(490)**	(259)	**(71)**	(87)
Charges				
Charges de sinistres et frais de gestion, nets de réassurance	**10.186**	9.556	**39**	44
Prestations d'assurance vie en cas de décès et autres prestations, nettes de réassurance	**49**	52	**5.438**	6.860
(Diminution)/augmentation de la provision mathématique vie, nette de réassurance	**3**	6	**(870)**	(1.780)
Prestations d'assurance, nettes de réassurance	**10.238**	9.614	**4.607**	5.124
Participation des preneurs d'assurance aux excédents et bénéfices, nette de réassurance	**4**	3	**5.115**	2.077
Frais de souscription et d'acquisition, nets de réassurance	**2.235**	1.962	**868**	949
Frais d'administration et autres charges d'exploitation	**1.311**	1.358	**664**	637
Amortissements et dépréciations d'immobilisations incorporelles	**46**	55	**51**	86
Charge d'intérêt sur les dettes	**117**	90	**16**	18
Intérêts versés aux preneurs d'assurance et autres charges d'intérêt	**83**	80	**361**	359
Total des charges	**14.034**	13.162	**11.682**	9.250
Bénéfice/(perte) net avant impôts sur le bénéfice	**1.468**	1.280	**1.021**	570

Farmers Management Services		Autres activités		Corporate Functions		Eliminations		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
–	–	**192**	276	**–**	–	**8**	19	**23.576**	23.653
–	–	**1.718**	2.245	**72**	66	**(131)**	(188)	**2.378**	2.703
–	–	**1.910**	2.521	**72**	66	**(123)**	(169)	**25.954**	26.356
–	–	**(349)**	(221)	**(69)**	(66)	**123**	169	**(3.535)**	(3.931)
–	–	**1.561**	2.300	**3**	–	**–**	–	**22.419**	22.425
–	–	**75**	46	**3**	6	**–**	–	**(1.729)**	(1.813)
–	–	**1.636**	2.346	**6**	6	**–**	–	**20.690**	20.612
1.020	980	**–**	–	**–**	–	**–**	–	**1.020**	980
72	56	**449**	342	**336**	322	**(479)**	(494)	**5.070**	4.403
–	1	**403**	376	**78**	88	**–**	–	**4.409**	1.655
–	–	**7**	(7)	**9**	(2)	**–**	–	**(13)**	(14)
–	12	**130**	156	**358**	196	**(375)**	(229)	**679**	775
1.092	1.049	**2.625**	3.213	**787**	610	**(854)**	(723)	**31.855**	28.411
(1)	(4)	**91**	(128)	**(383)**	(245)	**854**	723	**–**	–
–	–	**771**	1.287	**4**	9	**(7)**	(10)	**10.993**	10.886
–	–	**400**	361	**7**	3	**10**	(4)	**5.904**	7.272
–	–	**134**	(44)	**69**	(47)	**(8)**	1	**(672)**	(1.864)
–	–	**1.305**	1.604	**80**	(35)	**(5)**	(13)	**16.225**	16.294
–	–	**115**	320	**–**	–	**–**	–	**5.234**	2.400
–	–	**612**	796	**(9)**	2	**–**	–	**3.706**	3.709
460	436	**163**	294	**522**	360	**(357)**	(207)	**2.763**	2.878
23	46	**2**	3	**3**	4	**–**	–	**125**	194
–	–	**83**	75	**471**	403	**(464)**	(420)	**223**	166
–	–	**117**	89	**3**	24	**(28)**	(83)	**536**	469
483	482	**2.397**	3.181	**1.070**	758	**(854)**	(723)	**28.812**	26.110
609	567	**228**	32	**(283)**	(148)	**–**	–	**3.043**	2.301

Charges d'impôts sur le bénéfice imputables aux preneurs d'assurance	**(397)**	(33)
Charges d'impôts sur le bénéfice imputables aux actionnaires	**(791)**	(730)
Bénéfice net	**1.855**	1.538
Bénéfice net attribuable aux intérêts minoritaires	**(56)**	(54)
Bénéfice net attribuable aux actionnaires	**1.799**	1.484

Tableau 11.2

Actifs et fonds étrangers par secteur

en millions d'USD, au

	Assurance dommages		Assurance vie	
	30.06.05	31.12.04	**30.06.05**	31.12.04
Actifs				
Total des placements	**72.102**	71.627	**171.855**	179.953
Part des réassureurs dans les provisions techniques relatives aux contrats d'assurance	**14.240**	14.753	**1.733**	1.361
Dépôts constitués sur la base de contrats de réassurance assumés	**164**	190	**10**	24
Frais d'acquisition différés	**2.202**	2.143	**8.364**	8.932
Frais d'établissement de polices de placement différés	**–**	–	**691**	736
Goodwill	**152**	164	**463**	514
Autres immobilisations incorporelles liées[1]	**–**	–	**769**	860
Autres actifs	**14.442**	14.286	**10.169**	11.344
Total des actifs après consolidation des placements dans les filiales	**103.302**	103.163	**194.054**	203.724
Fonds étrangers				
Engagements relatifs aux contrats de placements	**–**	–	**37.658**	40.288
Provision pour sinistres à régler	**50.830**	52.162	**124**	116
Provision pour primes non acquises	**13.583**	13.293	**121**	146
Provision mathématique vie	**78**	174	**71.127**	79.234
Dépôts et autres avoirs des preneurs d'assurance	**845**	1.038	**14.043**	14.232
Provision pour produits "unit-linked"	**–**	–	**36.645**	34.875
Provisions techniques relatives aux contrats d'assurance	**65.336**	66.667	**122.060**	128.603
Dettes découlant de Marchés des capitaux et activités bancaires	**–**	–	**–**	–
Dettes prioritaires	**8.087**	8.680	**520**	679
Dettes subordonnées	**–**	–	**–**	–
Autres engagements	**18.893**	18.521	**22.780**	23.459
Total des fonds étrangers	**92.316**	93.868	**183.018**	193.029

[1] Les autres immobilisations incorporelles consistent en des valeurs actualisées des bénéfices futurs sur polices acquises et en attorney-in-fact relationship.

Provisions techniques relatives aux contrats d'assurance, nettes				
Provision pour sinistres à régler	**38.437**	39.344	**103**	95
Provision pour primes non acquises	**11.568**	11.166	**117**	143
Provision mathématique vie	**78**	174	**69.443**	77.919
Dépôts et autres avoirs des preneurs d'assurance	**832**	1.011	**14.019**	14.211
Provision pour produits "unit-linked"	**–**	–	**36.645**	34.875
Total des provisions techniques relatives aux contrats d'assurance, net	**50.915**	51.695	**120.327**	127.243

Farmers Management Services		Autres activités		Corporate Functions		Eliminations		Total	
30.06.05	31.12.04	**30.06.05**	31.12.04	**30.06.05**	31.12.04	**30.06.05**	31.12.04	**30.06.05**	31.12.04
3.707	3.037	**35.978**	36.711	**17.553**	17.095	**(27.396)**	(26.268)	**273.799**	282.155
201	199	**6.791**	6.368	**75**	84	**(1.653)**	(1.846)	**21.387**	20.919
–	–	**2.545**	3.122	**7**	7	**(59)**	(61)	**2.667**	3.282
–	–	**179**	206	**–**	–	**–**	–	**10.745**	11.281
–	–	**–**	–	**–**	–	**–**	–	**691**	736
–	–	**5**	60	**5**	6	**–**	–	**625**	744
1.024	1.024	**–**	–	**–**	–	**–**	–	**1.793**	1.884
1.043	950	**3.287**	3.933	**2.036**	1.566	**(2.252)**	(2.194)	**28.725**	29.885
5.975	5.210	**48.785**	50.400	**19.676**	18.758	**(31.360)**	(30.369)	**340.432**	350.886

–	–	**–**	–	**–**	–	**(245)**	(242)	**37.413**	40.046
–	–	**6.767**	6.350	**148**	158	**(843)**	(1.021)	**57.026**	57.765
–	–	**812**	880	**46**	48	**(89)**	(136)	**14.473**	14.231
–	–	**2.813**	2.642	**455**	470	**(702)**	(668)	**73.771**	81.852
–	–	**7.058**	7.197	**–**	–	**(69)**	(76)	**21.877**	22.391
–	–	**16.015**	15.973	**–**	–	**–**	–	**52.660**	50.848
–	–	**33.465**	33.042	**649**	676	**(1.703)**	(1.901)	**219.807**	227.087
–	–	**4.253**	5.009	**–**	–	**(1.089)**	(1.129)	**3.164**	3.880
–	–	**1.111**	1.247	**18.231**	16.655	**(24.953)**	(23.906)	**2.996**	3.355
–	–	**–**	–	**4.348**	3.749	**(1.351)**	(1.233)	**2.997**	2.516
1.769	1.367	**7.729**	9.058	**2.182**	2.045	**(2.019)**	(1.958)	**51.334**	52.492
1.769	1.367	**46.558**	48.356	**25.410**	23.125	**(31.360)**	(30.369)	**317.711**	329.376

Fonds propres		
Fonds propres ordinaires	**20.838**	19.574
Titres privilégiés	**1.096**	1.096
Fonds propres attribuables aux actionnaires	**21.934**	20.670
Intérêts minoritaires	**787**	840
Total des fonds propres	**22.721**	21.510
Total du passif	**340.432**	350.886

–	–	**3.903**	3.938	**114**	113	**(6)**	(3)	**42.551**	43.487
–	–	**745**	817	**5**	9	**(2)**	(1)	**12.433**	12.134
(201)	(199)	**2.447**	2.313	**455**	471	**10**	5	**72.232**	80.683
–	–	**3.563**	3.631	**–**	–	**(52)**	(56)	**18.362**	18.797
–	–	**16.015**	15.973	**–**	–	**–**	–	**52.660**	50.848
(201)	(199)	**26.673**	26.672	**574**	593	**(50)**	(55)	**198.238**	205.949

Tableau 11.3
Primes émises brutes et accessoires de primes, produits et actifs par secteur géographique
en millions d'USD

	Primes émises brutes et accessoires de primes pour les semestres arrêtes aux 30 juin		Produits pour les semestres arrêtes aux 30 juin		Actifs au	
	2005	2004	**2005**	2004	**30.06.05**	31.12.04
Amérique du Nord	**9.500**	9.993	**8.675**	8.513	**66.756**	64.167
Europe	**14.488**	14.219	**20.025**	16.541	**225.062**	236.084
Activités internationales	**1.722**	1.772	**1.558**	1.629	**11.713**	11.683
Activités gérées de manière centrale	**920**	1.101	**2.175**	2.141	**57.856**	57.674
Eliminations	**(676)**	(729)	**(578)**	(413)	**(20.955)**	(18.722)
Total	**25.954**	26.356	**31.855**	28.411	**340.432**	350.886

A l'attention du Conseil d'administration de Zurich Financial Services, Zurich

Nous avons procédé à un examen succinct ("review") des informations financières semestrielles consolidées (compte de résultat, bilan, tableau des flux de trésorerie, état des variations des fonds propres attribuables aux actionnaires et annexes) en pages 27 à 48 de Zurich Financial Services, pour le semestre arrêté au 30 juin 2005.

La responsabilité de l'établissement des informations financières relève du Conseil d'administration. Notre responsabilité consiste à émettre un rapport sur les informations financières semestrielles consolidées sur la base de notre "review".

Notre "review" a été effectué conformément aux normes de la profession en Suisse ainsi qu'aux International Standards on Review Engagements (ISREs) qui requièrent de planifier et de réaliser le "review" de manière telle que des anomalies significatives dans les informations financières semestrielles consolidées puissent être constatées avec une assurance modérée. Un "review" se limite principalement à interroger les collaborateurs de la société et à effectuer des opérations de contrôles analytiques en relation avec les données financières et il fournit moins d'assurance qu'un audit. Nous n'avons pas réalisé d'audit et, par conséquence, nous n'exprimons pas un avis d'audit.

Sur la base de notre "review", nous n'avons rien constaté qui pourrait nous faire croire que les informations financières semestrielles consolidées n'ont pas été préparées correctement, dans tous les aspects matériels, en conformité avec la norme International Accounting Standard 34 "Rapports financiers intermédiaires".

PricewaterhouseCoopers SA

R Marshall M Humphreys

Zurich, le 17 août 2005

en millions d'USD, pour les semestres arrêtés au 30 juin	Etats-Unis 2005	2004
Primes brutes des nouvelles affaires, y compris dépôts à caractère de placement	**95**	125
dont:		
Primes annuelles	**49**	47
Primes uniques	**46**	78
Equivalent de primes annuelles nouvelles affaires (APE), brut	**54**	55
Informations concernant la valeur intrinsèque:		
Valeur intrinsèque d'ouverture	**2.402**	2.555
Bénéfice d'exploitation escompté des affaires en cours et actifs nets, après impôts	**76**	88
Bénéfice généré par les nouvelles affaires, après impôts	**26**	31
Variation opérationnelle, après impôts	**66**	1
Total du bénéfice d'exploitation, après impôts	**168**	120
Variations économiques	**(8)**	(31)
Bénéfice/(perte) dérivé(e) de la valeur intrinsèque, après impôts	**160**	89
Dividendes et mouvements de capitaux	**(502)**	(361)
Valeur intrinsèque de clôture avant écarts de conversion	**2.060**	2.283
Ecarts de conversion	**–**	–
Valeur intrinsèque de clôture après écarts de conversion	**2.060**	2.283
dont:		
Actifs nets attribuables aux actionnaires	**669**	1.014
Valeur des affaires en cours	**1.391**	1.269
Rendement d'exploitation après impôts avant écarts de conversion	**8,9%**	5,5%
Rendement d'exploitation après impôts avant écarts de conversion – annualisé	**14,3%**	10,9%
Rendement dérivé de la valeur intrinsèque d'ouverture après impôts avant écarts de conversion	**8,4%**	4,1%
Rendement dérivé de la valeur intrinsèque d'ouverture après impôts avant écarts de conversion – annualisé	**13,8%**	9,5%
Rendement escompté – annualisé	**8,0%**	8,0%
Marge bénéficiaire des nouvelles affaires (en % de APE)	**48,5%**	56,9%
Hypothèses économiques émises pour la valeur intrinsèque:		
Taux d'actualisation	**7,8%**	8,5%
Rendements des placements avant impôts:		
Titres à revenu fixe	**5,0%**	5,5%
Actions	**7,8%**	8,5%
Immeubles	**–**	–
Taux d'inflation appliqué aux charges	**2,0%**	2,8%
Taux d'imposition	**35,0%**	35,0%

Notes concernant la valeur intrinsèque: l'information fournie ci-dessus devrait être lue en relation avec les notes complémentaires de la page 54.

Europe								Activités internationales		Total	
Royaume-Uni		Allemagne		Suisse		Reste de l'Europe					
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
2.698	2.736	**365**	448	**174**	259	**1.139**	644	**567**	577	**5.038**	4.789
228	205	**240**	254	**37**	45	**79**	63	**47**	44	**680**	658
2.470	2.531	**125**	194	**137**	214	**1.060**	581	**520**	533	**4.358**	4.131
475	458	**252**	274	**51**	67	**185**	120	**99**	97	**1.116**	1.071
6.146	4.270	**1.182**	830	**1.026**	433	**1.139**	1.585	**862**	739	**12.757**	10.412
228	213	**43**	33	**38**	16	**40**	47	**40**	36	**465**	433
20	31	**40**	23	**6**	6	**23**	14	**7**	(1)	**122**	104
(165)	(18)	**(5)**	15	**129**	(29)	**48**	48	**9**	(1)	**82**	16
83	226	**78**	71	**173**	(7)	**111**	109	**56**	34	**669**	553
36	(46)	**(158)**	(77)	**52**	45	**18**	(4)	**(9)**	(22)	**(69)**	(135)
119	180	**(80)**	(6)	**225**	38	**129**	105	**47**	12	**600**	418
(24)	1.046	**61**	61	**(4)**	216	**–**	(578)	**11**	3	**(458)**	387
6.241	5.496	**1.163**	885	**1.247**	687	**1.268**	1.112	**920**	754	**12.899**	11.217
(414)	104	**(125)**	(28)	**(137)**	(6)	**(135)**	(37)	**(20)**	(35)	**(831)**	(2)
5.827	5.600	**1.038**	857	**1.110**	681	**1.133**	1.075	**900**	719	**12.068**	11.215
3.888	3.406	**637**	509	**633**	139	**488**	466	**650**	472	**6.965**	6.006
1.939	2.194	**401**	348	**477**	542	**645**	609	**250**	247	**5.103**	5.209
1,4%	4,3%	**6,6%**	9,0%	**16,9%**	(1,6%)	**9,8%**	9,1%	**6,5%**	4,6%	**5,5%**	5,2%
5,5%	8,9%	**13,6%**	16,0%	**21,3%**	3,5%	**15,4%**	14,2%	**12,0%**	9,4%	**10,4%**	10,2%
2,0%	3,4%	**(6,8%)**	(0,8%)	**21,9%**	8,7%	**11,4%**	8,8%	**5,5%**	1,6%	**5,0%**	3,9%
6,1%	8,0%	**0,2%**	6,3%	**26,3%**	13,7%	**17,0%**	14,0%	**11,0%**	6,4%	**9,8%**	9,0%
7,6%	8,1%	**7,3%**	8,0%	**7,5%**	7,5%	**7,1%**	7,9%	**9,4%**	9,8%	**7,7%**	8,1%
4,2%	6,7%	**15,7%**	8,5%	**12,1%**	8,5%	**12,6%**	12,2%	**6,7%**	(1,0%)	**10,9%**	9,7%
7,3%	8,3%	**7,0%**	8,0%	**7,5%**	7,5%	**6,8%**	7,8%	**9,0%**	9,9%	**7,5%**	8,3%
4,2%	5,2%	**3,3%**	4,5%	**3,1%**	3,5%	**3,3%**	4,6%	**5,2%**	5,8%	**3,7%**	4,6%
6,8%	7,8%	**6,8%**	8,0%	**7,0%**	7,0%	**6,6%**	7,4%	**8,7%**	9,2%	**6,8%**	7,8%
6,5%	7,3%	**4,1%**	5,0%	**4,5%**	4,8%	**5,1%**	5,7%	**7,5%**	8,5%	**4,6%**	5,1%
3,0%	3,0%	**1,7%**	1,6%	**1,0%**	1,0%	**2,9%**	3,4%	**3,0%**	2,6%	**2,4%**	2,5%
30,0%	30,0%	**39,9%**	43,6%	**22,0%**	25,0%	**25,5%**	27,3%	**28,8%**	26,7%	**30,3%**	31,2%

Assurance vie – Reste de l'Europe par pays (non audité)

en millions d'USD, pour les semestres arrêtés au 30 juin
Primes brutes des nouvelles affaires, y compris dépôts à caractère de placement
dont:
Primes annuelles
Primes uniques
Equivalent de primes annuelles nouvelles affaires (APE), brut
Bénéfice généré par les nouvelles affaires, après impôts
Total du bénéfice d'exploitation, après impôts
Rendement d'exploitation après impôts avant écarts de conversion
Rendement d'exploitation après impôts avant écarts de conversion – annualisé
Rendement escompté – annualisé
Marge bénéficiaire des nouvelles affaires (en % de APE)

Notes concernant la valeur intrinsèque: l'information fournie ci-dessus devrait être lue en relation avec les notes complémentaires de la page 54.

Examen succinct (review) externe: Deloitte & Touche LLP (ci-après "Deloitte"), actuaires-conseils, a pris en considération la totalité des changements intervenus dans la méthodologie de même que les hypothèses émises par Zurich Financial Services ("le groupe") ainsi que l'analyse du groupe relative aux variations de la valeur intrinsèque depuis le 31 décembre 2004 pour les principales compagnies d'assurance vie du groupe aux Etats-Unis, au Royaume-Uni, en Suisse, en Allemagne, en Irlande, en Italie et en Espagne. Deloitte a indiqué au groupe, sur la base de cet examen succinct, qu'elle considère cette méthodologie comme appropriée, que les hypothèses du groupe prises dans leur ensemble sont raisonnables et que les résultats de la valeur intrinsèque au 30 juin 2005 pour ces principales compagnies d'assurance vie ont été obtenus en conformité avec les résultats publiés au 31 décembre 2004. Dans le cadre de la réalisation de ce rapport, Deloitte a procédé à certains contrôles sur les données fournies par le groupe et s'est appuyé sur les données sous-jacentes, mais sans les vérifier.

Italie		Espagne		Irlande		Autres pays européens		Total	
2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
348	269	**515**	122	**240**	224	**36**	29	**1.139**	644
9	8	**6**	5	**53**	42	**11**	8	**79**	63
339	261	**509**	117	**187**	182	**25**	21	**1.060**	581
43	34	**57**	17	**72**	61	**13**	8	**185**	120
7	6	**7**	2	**7**	5	**2**	1	**23**	14
27	13	**30**	22	**35**	34	**19**	40	**111**	109
7,5%	4,7%	**15,6%**	7,3%	**8,5%**	10,2%	**11,2%**	14,2%	**9,8%**	9,1%
13,2%	10,8%	**23,2%**	12,1%	**13,6%**	15,6%	**15,6%**	18,5%	**15,4%**	14,2%
7,3%	8,0%	**7,3%**	8,0%	**6,8%**	7,5%	**7,3%**	8,0%	**7,1%**	7,9%
16,8%	17,3%	**13,0%**	15,0%	**10,2%**	9,1%	**10,6%**	8,1%	**12,6%**	12,2%

Notes complémentaires sur les résultats de la valeur intrinsèque

1. Afin d'améliorer la transparence et pour refléter les responsabilités du management, la présentation des résultats de la valeur intrinsèque a été améliorée. En particulier, des informations supplémentaires sur certains pays d'Europe ont été publiées. Les résultats du Royaume-Uni englobent l'Ile de Man.
2. Les montants du rendement d'exploitation après impôts et du rendement dérivé de la valeur intrinsèque d'ouverture après impôts ont été calculés de manière à refléter l'incidence des mouvements de capitaux de l'année en cours, dans et hors de la valeur intrinsèque.
3. Pour déterminer les rendements annualisés, nous estimons que le rendement de la valeur intrinsèque au cours de la seconde moitié de l'année sera équivalent au taux attendu plus la valeur prévue des nouvelles affaires au second semestre de l'année (qui est estimée comme étant égale à la valeur des nouvelles affaires du premier semestre).
4. Le secteur assurance vie comprend quelques sociétés filiales non-assurance. Lorsque cela nous a semblé approprié, nous avons intégré la valeur de ces sociétés conformément à notre méthodologie pour la valeur intrinsèque. Les sociétés pour lesquelles aucune valeur intrinsèque n'a été calculée ont été prises en compte pour la valeur de leurs fonds propres attribuables aux actionnaires, calculés selon les normes IFRS, ce qui représente environ 3% de la valeur intrinsèque totale publiée.
5. Pour 2004 et 2005, les informations relatives au bénéfice généré par les nouvelles affaires et aux primes des nouvelles affaires sont présentées brutes de toute participation minoritaire, alors que la valeur intrinsèque est présentée nette des participations minoritaires. La part minoritaire du bénéfice généré par les nouvelles affaires est éliminée au moyen de la rubrique "variation opérationnelle après impôts". La part minoritaire du bénéfice généré par les nouvelles affaires est liée essentiellement à notre filiale Deutscher Herold Lebensversicherung AG. Pour la totalité du secteur de l'assurance vie, le bénéfice généré par les nouvelles affaires et l'APE net des participations minoritaires s'élèvent pour le semestre arrêté au 30 juin 2005 à respectivement 114 millions de dollars et 1.067 millions de dollars.
6. Avec effet au 1er janvier 2005, un transfert de capitaux de 512 millions de dollars entre l'assurance vie et Farmers Management Services, comprenant 490 millions de "surplus notes", a eu lieu aux Etats-Unis. Le bénéfice d'exploitation dérivé de la valeur intrinsèque comprend un bénéfice net de 58 millions de dollars dû à la réduction du coût du capital associée au transfert de ces "surplus notes".
7. Au Royaume-Uni, le bénéfice généré par les nouvelles affaires, après impôts, a diminué au cours du semestre arrêté au 30 juin 2005 par rapport à l'année dernière en raison de l'impact négatif des mesures transitoires de repositionnement des activités vie du groupe au Royaume-Uni. Ces mesures transitoires ont réduit le bénéfice généré par les nouvelles affaires pour le semestre arrêté au 30 juin 2005 de 25 millions de dollars, ce qui correspond à un effet de 5,3 points sur la marge bénéficiaire des nouvelles affaires au Royaume-Uni et de 2,2 points sur la marge bénéficiaire totale des nouvelles affaires.
8. En avril 2004, le groupe a modifié la structure organisationnelle de ses centres d'activités, conformément à sa stratégie. De ce fait, certaines opérations d'assurance vie ont été reclassées dans le secteur Autres activités. L'un de ces centres d'activités, Kemper Investors Life Insurance Company (KILICO), a souscrit des contrats à rentes variables qui fournissent aux assurés certaines garanties en termes de prestations minimales en cas de décès et de retraite. Le groupe a enregistré des provisions techniques pour ces composantes de garantie intégrées conformément à sa pratique comptable mentionnée dans le Rapport de gestion 2004. La valeur intrinsèque liée à KILICO au 1er janvier 2004 se montait à 357 millions de dollars. Le groupe n'a plus calculé les résultats de la valeur intrinsèque pour cette société depuis son reclassement dans le secteur Autres activités.

Méthodologie pour la valeur intrinsèque

La valeur intrinsèque correspond aux intérêts des actionnaires dans les activités du secteur de l'assurance vie selon les états financiers IFRS, à l'exclusion de tout montant provenant des nouvelles affaires futures. C'est le total de la part des actionnaires dans les actifs nets de ces activités d'assurance vie, ainsi que de la valeur actualisée des bénéfices projetés revenant aux actionnaires pour les opérations en cours, moins une charge correspondant au capital nécessaire pour satisfaire aux exigences en matière de solvabilité de ce secteur d'activité. Le taux d'actualisation appliqué dans chaque pays pour valoriser les affaires en cours dépend du taux des bons du Trésor à long terme à la date d'évaluation, majoré d'une marge de risque. Les hypothèses utilisées pour la mortalité, la stabilité des contrats et les charges traduisent l'expérience récente et les prévisions.

Toutes les modifications dans les hypothèses non classées comme "économiques" sont comprises dans la rubrique "variation opérationnelle".

L'équivalent de primes annuelles nouvelles affaires (APE), *brut, est calculé comme suit: nouvelles primes annuelles, majorées de* 10% *des primes uniques.*

Le bénéfice dérivé de la valeur intrinsèque est la variation de la valeur intrinsèque durant la période, après ajustement de tout dividende et mouvement de capital. Le bénéfice est calculé sur une base après impôts.

Le bénéfice dérivé de la valeur intrinsèque comporte les éléments suivants, dont les deux premiers en agrégé sont désignés comme bénéfice d'exploitation après impôts:

- le bénéfice généré par les nouvelles affaires, après impôts, qui représente la valeur ajoutée des nouvelles affaires souscrites durant la période, y compris la charge correspondant au capital nécessaire pour satisfaire les exigences en matière de solvabilité est évalué au moment de la souscription de la police en utilisant le taux d'actualisation applicable;
- le bénéfice d'exploitation après impôts provenant des affaires en cours est égal:
  - au bénéfice attendu des affaires en cours et des actifs nets après impôts, y compris la charge correspondant au coût du capital nécessaire pour satisfaire les exigences en matière de solvabilité,
  - aux variations provenant des différences entre le résultat effectif et le résultat attendu basé sur la valeur intrinsèque de l'exercice précédent, et
  - à l'impact des changements des hypothèses sur le déroulement futur des affaires;
- les variations économiques qui sont égales:
  - à la variation sur placements issue des différences entre le résultat effectif et le résultat attendu durant la période sous revue, et
  - aux changements des hypothèses économiques futures telles que les variations des taux d'actualisation et des taux de rendement futurs qui comprennent, lorsque cela est approprié, des changements de législation.

Le calcul des valeurs intrinsèques rend nécessaire de nombreuses hypothèses par rapport aux conditions économiques, aux conditions opérationnelles, aux impôts et à d'autres éléments qui sont au-delà du champ de contrôle du groupe. Bien que les hypothèses utilisées constituent des estimations que le groupe et Deloitte jugent raisonnables, les résultats futurs réels peuvent différer de ceux qui sont estimés pour le calcul des résultats de la valeur intrinsèque; une telle variation peut être importante. Les écarts par rapport aux résultats escomptés sont normaux et doivent être attendus. Les résultats de la valeur intrinsèque ont été préparés en utilisant des méthodes actuarielles généralement acceptées qui font appel à des projections déterministes ne permettant pas de prendre en compte la totalité du coût des options ni des garanties sur une base conforme à la valeur de marché.

Données relatives aux actions nominatives de Zurich Financial Services

Indicateurs clés	30.06.05	31.12.04
Nombre d'actions émises d'une valeur nominale de CHF 6.50[1]	**144.006.955**	144.006.955
Nombre d'actions donnant droit à dividende d'une valeur nominale de CHF 6.50[1]	**144.006.955**	144.006.955
Capitalisation boursière (en millions de CHF, cours de fin de période)	**31.797**	27.304
Nombre d'actions autorisées, valeur nominale de CHF 6.50[1]	**6.000.000**	6.000.000
Nombre d'actions conditionnelles, valeur nominale de CHF 6.50[1]	**6.981.828**	6.981.828

Données par action

en CHF, pour les semestres arrêtés au	30.06.05	30.06.04
Paiement de la réduction de la valeur nominale par action nominative	**4,00[1]**	2,50[2]
Bénéfice de base par action	**14,87**	12,95
Bénéfice dilué par action	**14,77**	12,84
Cours de fin de période	**220,80**	197,75
Cours le plus haut de la période	**221,00**	217,75
Cours le plus bas de la période	**188,00**	166,25

[1] La réduction de la valeur nominale de CHF 6,50 à CHF 2,50 par action nominative, effective au 1er juillet 2005, a été payée le 4 juillet 2005. Les actions d'une valeur nominale de CHF 2,50 par action nominative ont été négociées pour la première fois le 4 juillet 2005.
[2] La réduction de la valeur nominale de CHF 2,50 par action nominative a été effective au 30 juin 2004. Le paiement a été effectué le 1er juillet 2004.

Performance des actions de la Zurich (indexée) durant le premier semestre 2005



120%
115%
110%
105%
100%
95%
90%
01.2005
02.2005
03.2005
04.2005
05.2005
06.2005
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance
Source: Datastream

Performance des actions de la Zurich (indexée) depuis le 4 septembre 2002

En septembre 2002, la Zurich a annoncé un plan d'action global afin d'améliorer la rentabilité du groupe et de renforcer son bilan. Le graphique représente l'évolution du cours des actions de la Zurich depuis le lancement du programme.



300%
250%
200%
150%
100%
50%
0%
09.2002
03.2003
09.2003
03.2004
09.2004
03.2005
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance
Source: Datastream

Cotation des actions en bourse et codes des titres

Place	Nature	Reuters/Bloomberg	Echange
Zurich	première cotation	ZURN.VX/ZURN VX	–
Londres	deuxième cotation	ZURNq.L/ZURN LI	1:1

Programme American Depositary Receipts (ADR)

Dépositaire	Nature	Reuters/Bloomberg	Echange
The Bank of New York	ADR niveau I	ZFSVY.PK/ZFSVY US	10:1

Numéros d'identification

Numéro de valeur	1107539
ISIN (International Securities Identification Number)	CH0011075394
CUSIP	98982M107
U.S. ISIN	US98982M071

Service de dépôt de titres en Suisse

La Zurich offre à ses actionnaires la possibilité de déposer gratuitement une série de titres de Zurich Financial Services chez SAG SIS Aktienregister AG en Suisse. Le règlement relatif au dépôt des titres ainsi que le formulaire de demande d'ouverture d'un compte de gestion des titres peuvent être téléchargés depuis le site Internet de SAG: www.sag.ch.

Calendrier financier 2005	**Journée des investisseurs**	14 septembre 2005
	Présentation des résultats des neuf mois arrêtés au 30 septembre 2005	17 novembre 2005
	Présentation des résultats annuels 2005	16 février 2006
	Assemblée générale 2006	20 avril 2006
Contacts	**Siège social**	Zurich Financial Services Mythenquai 2 8022 Zurich, Suisse
	Informations aux médias	Corporate Communications, Media and Public Relations Zurich Financial Services, Suisse Téléphone: +41 (0)44 625 21 00 E-mail: media@zurich.com
	Informations aux investisseurs	Investor Relations Zurich Financial Services, Suisse Téléphone: +41 (0)44 625 22 99 E-mail: investor.relations@zurich.com
		Share Register Services, Zurich Financial Services, Suisse Téléphone: +41 (0)44 625 22 55 E-mail: shareholder.services@zurich.com
	Informations sur la citoyenneté/ responsabilité d'entreprise	Group Corporate Responsibility & Compliance Zurich Financial Services, Suisse Téléphone: +41 (0)44 625 28 74 E-mail: zurich.basics@zurich.com
	Service de dépôt de titres en Suisse	Zurich Financial Services, Dépôt titres c/o SAG SIS Aktienregister AG Case postale, 4601 Olten, Suisse Téléphone: +41 (0)62 311 61 45 Fax: +41 (0)62 205 39 71 Site Internet: www.sag.ch
	Informations aux détenteurs de CDI par l'intermédiaire du service des mandataires de Zurich Financial Services	Lloyds TSB Registrars The Causeway, Worthing West Sussex, BN99 6DA, Royaume-Uni Ligne du service des mandataires: 0870 600 3970 Ligne du service de négoce des actions Lloyds TSB: 0870 242 4244 International: +44 121 415 7172 Malentendants (texte par téléphone, domestique): 0870 600 3915 Site Internet: www.shareview.co.uk
	Informations générales sur les CDI	CRESTCo Limited 33 Cannon Street Londres EC4M 5SB, Royaume-Uni Bureau d'information du CREST: 0845 964 5648 International: +44 845 964 5648 ou +44 20 7849 0199 Site Internet: www.crestco.co.uk
	American Depositary Receipts	Zurich Financial Services a un programme ADR (American Depositary Receipt) avec la Bank of New York (BNY). Pour de plus amples informations, appeler l'ADR Services Center de la BNY aux Etats-Unis au +1-888-bny-adrs ou de l'étranger au +1-610-382-7836. Les détenteurs d'ADR peuvent également obtenir des renseignements de la BNY sous www.adrbny.com.

Le rapport semestriel 2005 est disponible sur notre site Internet: www.zurich.com.



une équipe, une Zurich – engagées à bâtir l'avenir grâce au Zurich Way

Zurich Financial Services est un prestataire de services financiers dans le domaine de l'assurance, doté d'un réseau mondial. Il concentre ses activités sur ses principaux marchés en Amérique du Nord et en Europe. Fondée en 1872, la Zurich est domiciliée à Zurich, en Suisse. La Zurich est présente dans plus de 50 pays et compte environ 57.000 collaborateurs.

Le rapport semestriel 2005 est publié en anglais, en allemand et en français. En cas de divergences avec les versions traduites allemande ou française, c'est la version originale anglaise qui fait foi.

Design: www.publicis.ch

Traduction: Syntax Übersetzungen AG, Suisse

Composition et impression: NZZ Fretz AG, Suisse

Imprimé fin août 2005

Le papier sur lequel est imprimé ce rapport a été fabriqué à partir de pâtes cellulosiques provenant de bois de forêts qui bénéficient d'une gestion durable et ne contient pas de chlore.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group
Mythenquai 2
8002 Zurich, Suisse
Telephone +41 (0)44 625 25 25
www.zurich.com